   As filed with the Securities and Exchange Commission on September 15, 2000

                                                          File No. _____________




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                     FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 ---------------



                             THERMO BIOMEDICAL INC.
             (Exact Name of Registrant as Specified in its Charter)


                                 ---------------



                DELAWARE                                   04-3505871
    (State or Other Jurisdiction of                     (I.R.S. Employer
     Incorporation or Organization)                    Identification No.)

            81 Wyman Street
         Waltham, Massachusetts                            02454-9046
(Address of Principal Executive Offices)                   (Zip Code)


       Registrant's telephone number, including area code: (781) 622-1000


        Securities to be registered pursuant to Section 12(b) of the Act:

                                                                                       Name of Each Exchange on Which
              Title of Each Class to be so Registered                                  Each Class is to be Registered
              ---------------------------------------                                  ------------------------------
Common Stock, par value $.01 per share............................                         American Stock Exchange
Series A Junior Participating Preferred Stock Purchase Rights
  (initially to be traded with shares of Common Stock)............                         American Stock Exchange


     Securities to be registered pursuant to Section 12(g) of the Act: None

                             THERMO BIOMEDICAL INC.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

    CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

     The information set forth in the Information Statement of Thermo Biomedical Inc. ("Thermo Biomedical") attached hereto (the "Information Statement") under the captions "Summary," "Our Company," "The Distribution," "Risk Factors," "Listing and Trading of Our Common Stock," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Management," "Principal Stockholders," "Transactions with Related Parties," "Description of Capital Stock," "Indemnification of Directors and Officers," "Experts," "Where You Can Find More Information" and "Index to Consolidated Financial Statements" is incorporated herein by reference as set forth below.

ITEM 1.       BUSINESS

     See the sections of the Information Statement captioned "Our Company," "The Distribution," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

ITEM 2.       FINANCIAL INFORMATION

     See the sections of the Information Statement captioned "Summary -- Summary Consolidated Financial Data," "Risk Factors," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Consolidated Financial Statements."

ITEM 3.       PROPERTIES

     See the sections of the Information Statement captioned "Business -- Properties" and "Transactions with Related Parties."

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     See the section of the Information Statement captioned "Principal Stockholders."

ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS

     See the section of the Information Statement captioned "Management."

ITEM 6.       EXECUTIVE COMPENSATION

     See the sections of the Information Statement captioned "Summary -- Planned Stock Option Grants," "The Distribution -- Planned Stock Option Grants," "Listing and Trading of Our Common Stock" and "Management."

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     See the sections of the Information Statement captioned "Summary -- Our Relationship with Thermo Electron after the Distribution," "The Distribution -- Our Relationship with Thermo Electron after the Distribution" and "Transactions with Related Parties."

ITEM 8.       LEGAL PROCEEDINGS

     See the section of the Information Statement captioned "Business -- Legal Proceedings."

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     See the sections of the Information Statement captioned "Summary -- Trading Market," "Summary -- Dividend Policy," "Risk Factors," "Listing and Trading of Our Common Stock" and "Description of Capital Stock."

ITEM 10.      RECENT SALES OF UNREGISTERED SECURITIES

     Not Applicable.

ITEM 11.      DESCRIPTION OF THE REGISTRANT'S SECURITIES TO BE REGISTERED

     See the section of the Information Statement captioned "Description of Capital Stock."

ITEM 12.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

     See the sections of the Information Statement captioned "Description of Capital Stock -- Delaware Law and Our Charter and By-laws Provisions; Anti-Takeover Effects" and "Indemnification of Directors and Officers."

ITEM 13.      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See the sections of the Information Statement captioned "Summary -- Summary Consolidated Financial Data," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Consolidated Financial Statements."

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not applicable.

ITEM 15.      FINANCIAL STATEMENTS AND EXHIBITS

(a) See the section of the Information Statement captioned "Index to Consolidated Financial Statements."

(b) The following documents are filed as exhibits hereto:

    Exhibit Number      Description
    --------------      -----------
           3.1          Certificate of Incorporation of the Registrant
           3.2          Form of Restated Certificate of Incorporation of the Registrant
           3.3          By-laws of the Registrant
           3.4          Form of Amended and Restated By-laws of the Registrant
           3.5*         Form of Certificate of Designation for Thermo Biomedical Inc. Series A Junior
                          Participating Preferred Stock (included as Exhibit A to Exhibit 10.5)
           4.1*         Form of Common Stock Certificate of the Registrant
           4.2*         Form of Rights Certificate (included as Exhibit B to Exhibit 10.5)
           4.3*         Summary of Rights to Purchase Series A Junior Participating Preferred Stock
                          (included as Exhibit C to Exhibit 10.4)
          10.1          Form of Plan and Agreement of Distribution
          10.2*         Form of Tax Matters Agreement
          10.3*         Form of Transition Services Agreement
          10.4*         Form of Employee Benefits Agreement
          10.5*         Form of Rights Agreement
          10.6*         Form of Indemnification Agreement with Directors and Officers of the Registrant
          10.7*         Form of 2000 Equity Incentive Plan of the Registrant
          10.8*         Form of 2000 Employee Stock Purchase Plan of the Registrant
          10.9*         Form of Deferred Compensation Plan for Directors of the Registrant
          21.1*         Subsidiaries of the Registrant
          23.1          Consent of Independent Public Accountants
          27.1          Financial Data Schedule for the Fiscal Year Ended January 1, 2000

          27.2          Financial Data Schedule for the Fiscal Year Ended January 2, 1999
          27.3          Financial Data Schedule for the Fiscal Year Ended January 3, 1998
          27.4          Financial Data Schedule for the Six Months Ended July 1, 2000
          27.5          Financial Data Schedule for the Six Months Ended July 3, 1999

     ---------------
     *   To be filed by amendment.

     This Registration Statement on Form 10 assumes that the Internal Revenue Service has ruled that none of Thermo Electron Corporation, Thermo Biomedical or Thermo Electron Corporation's stockholders will recognize income, gain or loss for federal income tax purposes as a result of the distribution of shares of common stock of Thermo Biomedical to the stockholders of Thermo Electron Corporation. This Registration Statement on Form 10 also assumes that the American Stock Exchange has approved the listing of shares of common stock and associated preferred stock purchase rights of Thermo Biomedical.


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          THERMO BIOMEDICAL INC.


Date:  September 15, 2000                 By: /s/ William B. Ross
                                             -----------------------------------
                                              William B. Ross
                                              Interim Chief Executive Officer

                           THERMO ELECTRON CORPORATION
                                 81 WYMAN STREET
                        WALTHAM, MASSACHUSETTS 02454-9046


                                                               ________ __, 2000

Dear Fellow Thermo Electron Stockholder:

     In January 2000, we announced our intention to create a new, consolidated company to provide medical equipment and systems to the healthcare industry. Toward achieving this goal, we have combined in Thermo Biomedical Inc., a wholly owned subsidiary that we established in 1995, the assets and liabilities of several other businesses that comprise our respiratory care, neuro care and specialty medical products businesses.

     On ________ __, 2000, we approved a pro rata distribution to Thermo Electron stockholders of approximately ___% of the shares of Thermo Biomedical common stock held by Thermo Electron. If you were a Thermo Electron stockholder on ________ __, 2000, the record date for the distribution, you will become a stockholder of Thermo Biomedical. Immediately following the distribution, Thermo Biomedical will be owned by the same stockholders, in the same proportions as Thermo Electron, except that Thermo Electron will retain approximately ___% of the outstanding shares of Thermo Biomedical common stock.

     We believe that the distribution is in the best interests of Thermo Electron, Thermo Biomedical and the Thermo Electron stockholders. As a result of the distribution, we expect that each company will have improved access to capital, a more focused business and management incentives more directly linked to the objective performance of that company's stock in the public markets.

     If you were a holder of Thermo Electron common stock on the record date for the distribution, you will receive _____ shares of Thermo Biomedical common stock for each share of Thermo Electron common stock you owned on that date. We expect to mail certificates representing Thermo Biomedical common stock to you on or about ________ __, 2000. The common stock of Thermo Biomedical has been approved for listing on the American Stock Exchange under the symbol "___."

     The enclosed information statement explains the distribution in detail and provides important information regarding Thermo Biomedical's organization, business, properties and historical financial information. We encourage you to read this material carefully.

     Please note that stockholder approval is not required for the distribution, and holders of Thermo Electron common stock are not required to take any action to participate in the distribution. Accordingly, we are not asking you for a proxy.

                               Very truly yours,



                               RICHARD F. SYRON
                               Chairman of the Board and Chief Executive Officer Thermo Electron Corporation

                             THERMO BIOMEDICAL INC.
                                 81 WYMAN STREET
                        WALTHAM, MASSACHUSETTS 02454-9046


                                                               ________ __, 2000



Dear Thermo Biomedical Stockholder:

     We welcome you as a "founding" stockholder of Thermo Biomedical.

     Thermo Biomedical already has a substantial presence in the medical products industry. We are a leading supplier of respiratory, neurodiagnostic, patient monitoring and pulmonary care products. As an independent, focused entity, our mission is to expand our market position by providing greater value to a range of customers in today's competitive healthcare arena.

     This is a very exciting time, and we are enthusiastic about what the future holds. We believe that Thermo Biomedical has a strong opportunity to grow. As a new Thermo Biomedical stockholder, you have an opportunity to grow with us. We are committed to building value for you, and we look forward to continuing the Thermo Electron tradition of product innovation and excellence.

                                             Very truly yours,



                                             Chairman of the Board
                                             Thermo Biomedical Inc.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2000

                              INFORMATION STATEMENT

                             THERMO BIOMEDICAL INC.

                 DISTRIBUTION OF ________ SHARES OF COMMON STOCK
                 AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS

     Thermo Electron Corporation is furnishing this information statement to its stockholders in connection with the distribution by Thermo Electron to its stockholders of approximately ___% of the outstanding shares of the common stock of Thermo Biomedical Inc., together with associated preferred stock purchase rights. As of the date of this information statement, Thermo Electron owns all of our outstanding common stock and associated preferred stock purchase rights.

     We expect Thermo Electron to effect the distribution beginning on or about ________ __, 2000 to holders of record of Thermo Electron common stock on
________ __, 2000. Thermo Electron will distribute _____ shares of our common stock for each share of Thermo Electron common stock held on the record date. Each share of our common stock will have attached to it one of our preferred stock purchase rights, the principal terms of which are described under "Description of Capital Stock -- Stockholder Rights Plan." Where appropriate, references in this information statement to our common stock include the associated preferred stock purchase rights, which initially will be attached to our common stock.

     Thermo Electron stockholders will not be required to pay for the shares of our common stock or associated preferred stock purchase rights received in the distribution, nor will they be required to surrender or exchange any of their shares of Thermo Electron common stock. Thermo Electron has received a ruling from the Internal Revenue Service to the effect that Thermo Electron stockholders will not recognize income, gain or loss for federal income tax purposes upon the receipt of shares of our common stock and associated preferred stock purchase rights in the distribution. See "The Distribution -- Federal Income Tax Consequences of the Distribution." Neither we nor Thermo Electron will receive any cash or other proceeds from the distribution.

     No public trading market for our common stock currently exists, although a "when-issued" trading market may develop on or shortly before the record date for the distribution. Our common stock has been approved for listing on the American Stock Exchange under the symbol "___." See "Listing and Trading of Our Common Stock."

                                 ---------------


     IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 14.

                                 ---------------


     THE DISTRIBUTION DOES NOT REQUIRE THE VOTE OF THERMO ELECTRON STOCKHOLDERS. THERMO ELECTRON IS NOT ASKING YOU FOR A PROXY.

                                 ---------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




          THE DATE OF THIS INFORMATION STATEMENT IS ________ __, 2000.

     You should only rely on the information contained in this information statement. Neither we nor Thermo Electron has authorized anyone to provide you with information different from that contained in this information statement. Neither we nor Thermo Electron is offering to sell or soliciting any offers to buy any securities. This information statement presents information concerning our company that we believe to be accurate as of the date of this information statement. This information statement also presents information concerning Thermo Electron that Thermo Electron believes to be accurate as of the date set forth on the cover. Neither we nor Thermo Electron plans to update the information set forth in this information statement except in the course of fulfilling our respective normal public reporting and disclosure obligations.


                                 ---------------




                                TABLE OF CONTENTS

                                                                                                               PAGE
Summary......................................................................................................    3
Our Company..................................................................................................    7
The Distribution.............................................................................................    8
Risk Factors.................................................................................................   14
Special Note About Forward-Looking Statements................................................................   22
Listing and Trading of Our Common Stock......................................................................   23
Capitalization...............................................................................................   24
Selected Consolidated Financial Data.........................................................................   25
Management's Discussion and Analysis of Financial Condition and Results of Operations........................   26
Business.....................................................................................................   31
Management...................................................................................................   49
Principal Stockholders.......................................................................................   57
Transactions with Related Parties............................................................................   59
Description of Capital Stock.................................................................................   62
Indemnification of Directors and Officers....................................................................   66
Experts......................................................................................................   67
Where You Can Find More Information..........................................................................   67
Index to Consolidated Financial Statements...................................................................  F-1
Annex A - Sample Form of Information Statement to be Provided to Internal Revenue Service by Stockholders....  A-1


                                 ---------------


     This information statement contains registered trademarks and trade names of Thermo Electron and Thermo Biomedical. This information statement also contains registered trademarks and trade names of other companies.

                                     SUMMARY

     This summary highlights selected information from this information statement, but does not contain all details concerning the distribution of our common stock to Thermo Electron stockholders, including information that may be important to you. To better understand the distribution and the business and financial position of our company, you should review this entire document carefully.

     All share and per share data in this information statement give effect to all stock splits of our common stock effected prior to the date of this information statement. This information statement assumes that the Internal Revenue Service, or IRS, has ruled that none of Thermo Electron, our company or the Thermo Electron stockholders will recognize income, gain or loss for federal income tax purposes solely as a result of the distribution. This information statement also assumes that the American Stock Exchange has approved the listing of our common stock and associated preferred stock purchase rights.

Distributing company......................      Thermo Electron Corporation, a Delaware corporation.  As used in this information statement, the term "Thermo Electron" includes
                                                Thermo Electron Corporation and its subsidiaries, other than our company and our subsidiaries, as of the relevant date, unless the context otherwise requires.

Distributed company.......................      Thermo Biomedical Inc., a Delaware corporation.  As used in this information statement, the terms "Thermo Biomedical," "we," "our,"
                                                "us" and similar terms include Thermo Biomedical Inc. and our subsidiaries, as of the relevant date, unless the context otherwise requires.

Distributed shares........................      Approximately ________ shares of our common stock, which constituted approximately ___% of our common stock outstanding on the record date for the distribution.  This number of shares will be reduced to the extent that cash payments are made in lieu of the issuance of fractional shares of our common stock.

Record date...............................      ________ __, 2000.

Distribution date.........................      On or about ________ __, 2000.

Distribution..............................      On the distribution date, the distribution agent identified below will begin distributing certificates representing our common stock to Thermo Electron stockholders.  Each certificate representing shares of our common stock will also represent an equal number of our preferred stock purchase rights, which initially will be attached to the common stock.  Thermo Electron stockholders will not be required to make any payment or take any other action to receive their shares of our common stock and associated preferred stock purchase rights.  The distributed shares of our common stock will be freely transferable by persons who are not affiliates of our company.  On the distribution date, Thermo Electron also plans to distribute shares of common stock of Thermo Fibertek Inc., a majority-owned subsidiary of Thermo Electron, to Thermo Electron stockholders as of the record date.

Distribution ratio........................      _____ shares of our common stock for each share of Thermo Electron common stock.

Distribution agent........................      ___________________.

Fractional shares of our common stock.....      Thermo Electron will not distribute any fractional shares of our common stock.  In lieu of distributing a fraction of a share of our common stock to any Thermo Electron stockholder, the distribution agent will send to the stockholder a check in an amount equal to such fraction multiplied by the closing price of our common stock on the American Stock Exchange on the date two trading days prior to the distribution date.  No interest will accrue on the amount of any payment made in lieu of a fractional share. Thermo Electron will retain all fractional shares of our common stock.

Trading market............................      Our common stock has been approved for listing on the American Stock
                                                Exchange under the symbol "___." No public trading market for our common stock currently exists.  However, a "when-issued" trading market in our common stock may develop on or shortly before the record date for the distribution.

Dividend policy...........................      We currently do not intend to pay cash dividends on our common stock.

Risk factors..............................      The distribution and ownership of our common stock involve various risks.  You should read carefully the factors discussed under "Risk
                                                Factors."

Reasons for the distribution..............      The Thermo Electron board of directors believes that the
                                                distribution is in the best interests of Thermo Electron, our company and the Thermo Electron stockholders.  The Thermo Electron board expects that, as a result of the distribution, each company will have improved access to capital, a more focused team of management and employees, and management incentives linked more directly to the objective performance of that company's stock in the public markets.

Federal income tax consequences...........      Thermo Electron has received a favorable private letter ruling from the IRS to the effect that the distribution will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code of
                                                1986.  As a result, Thermo Electron, our company and the Thermo
                                                Electron stockholders will not recognize gain or loss upon the distribution of our common stock, except that the Thermo Electron stockholders will recognize gain or loss as result of receiving cash in lieu of fractional shares of our common stock.

Our relationship with
  Thermo Electron after the distribution..      After the distribution, Thermo Electron and our company will be separate, independent, publicly owned companies. We have entered into several agreements with Thermo Electron to define our companies' ongoing relationship after the distribution. These agreements allocate responsibility for obligations both before and after the distribution date.

Stock plans and planned option grants.....      We have adopted an equity incentive plan under which we have reserved ______ shares of common stock for issuance to our employees, officers, directors, consultants and advisors.  At or about the time of the distribution, we expect to grant options under this plan to purchase an aggregate of  ______ shares of our common stock.  We also have adopted an employee stock purchase plan, under which we have reserved _______ shares of common stock for issuance to our employees, and a directors' deferred compensation plan, under which

                                                we have reserved _______ shares of common stock for issuance to our directors.

Stockholder inquiries.....................      Thermo Electron stockholders with inquiries relating to the distribution should contact the distribution agent by telephone at
                                                ___________ or Thermo Electron in writing at Thermo Electron
                                                Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts
                                                02454-9046, Attention:  Corporate Secretary.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table is a summary of the consolidated financial data of our business. You should read this information in conjunction with the consolidated financial statements and related notes included elsewhere in this information statement and the discussion contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We acquired Medical Data Electronics in July 1996, Nicolet Vascular in August 1997, Bear Medical Systems in October 1997, Grason-Stadler in November 1998 and Erich Jaeger in July 1999. The consolidated financial data below reflect the financial data of each acquired company beginning as of the date of acquisition.

                                                      SIX MONTHS ENDED                         FISCAL YEAR ENDED
                                                    --------------------    --------------------------------------------------------
                                                     JULY 1,     JULY 3,     JAN. 1,     JAN. 2,     JAN. 3,    DEC. 28,    DEC. 30,
                                                      2000        1999        2000        1999        1998        1996        1995
                                                    --------    --------    --------    --------    --------    --------    --------
                                                        (UNAUDITED)
STATEMENT OF INCOME DATA:
  Revenues .....................................    $176,336    $162,140    $358,553    $306,363    $267,464    $222,675    $170,318
  Net income ...................................      13,050      14,128      28,850      24,334      21,203          85       3,825
  Basic and diluted earnings per share .........    $  4,350    $  4,709    $  9,617    $  8,111    $  7,068    $     28    $  1,275
  Basic and diluted weighted average shares ....           3           3           3           3           3           3           3

BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital ..............................    $ 55,918    $ 70,469    $ 49,964    $ 67,216    $ 64,616    $ 50,075    $ 43,483
  Total assets .................................     386,958     325,967     380,109     320,344     312,268     249,805     229,871
  Long-term obligations ........................        --          --          --          --         8,651      21,290       8,407
  Minority interest ............................        --         8,972       9,222       8,646       7,887       6,995      11,114
  Shareholder's investment .....................     278,834     248,949     255,431     249,271     226,892     168,322     156,350

                                   OUR COMPANY

     We were incorporated in Delaware in August 1995 as a wholly owned subsidiary of Thermo Electron. Until recently, we functioned primarily as a holding company for a number of businesses that had been acquired by Thermo Electron, including Bird Medical Technologies, Bear Medical Systems and Nicolet Biomedical. In connection with the Thermo Electron reorganization described under "The Distribution--Background and Reasons for the Distribution--Thermo Electron Reorganization," in the third quarter of 2000 Thermo Electron reallocated a number of subsidiaries and operating divisions among Thermo Electron and some of its subsidiaries, including our company. These transactions included Thermo Electron's transfer to us of its Corpak, Erich Jaeger and Tecomet subsidiaries and substantially all of the assets and related liabilities of its Thermedics Polymer Products division. The effect of these transactions was to transfer to us all of the assets and subsidiaries of Thermo Electron, other than those previously owned by us, that comprise our respiratory care, neuro care and specialty medical products businesses. See "Business -- Our History" for a discussion of our principal subsidiaries.

     Our principal executive offices are located at 81 Wyman Street, Waltham, Massachusetts 02454-9046, and our telephone number is (781) 622-1000.

                                THE DISTRIBUTION

BACKGROUND AND REASONS FOR THE DISTRIBUTION

     Thermo Electron Reorganization

     On January 31, 2000, Thermo Electron announced that its board of directors had authorized its management to proceed with a major reorganization of its operations. The reorganization reflects a significant change in strategic direction for Thermo Electron, in terms of both its business focus and its operating structure.

     - Until Thermo Electron adopted the reorganization plan, it had been engaged in operating and managing a diversified group of businesses, including its core measurement and detection instruments business. If Thermo Electron completes the planned reorganization, it will focus primarily on segments of its core instruments business.

     - Thermo Electron historically pursued a strategy of publicly offering minority interests in some of its subsidiaries. These subsidiaries, in turn, pursued the same strategy. Thermo Electron's management reevaluated the benefits and detriments of this corporate structure and concluded that Thermo Electron would benefit if it reorganized its instruments businesses under a single parent company without minority interests. To implement this strategic change, Thermo Electron has acquired the minority interests in most of its subsidiaries, and these subsidiaries in turn have acquired the minority interests in most of their subsidiaries.

     As part of this reorganization, on May 1, 2000, Thermo Electron commenced an exchange offer of shares of its common stock for all of the outstanding shares of common stock of Thermedics Inc., a majority-owned subsidiary of Thermo Electron that included a portion of our historical business. On June 29, 2000, Thermo Electron closed the exchange offer, and on June 30, 2000, Thermedics was merged with and into Thermo Electron.

     Following this merger, in the third quarter of 2000, Thermo Electron reallocated a number of subsidiaries and operating divisions among Thermo Electron and some of its subsidiaries, including our company. These transactions included Thermo Electron's transfer to us of its Corpak, Erich Jaeger and Tecomet subsidiaries and substantially all of the assets and related liabilities of its Thermedics Polymer Products division. The effect of these transactions was to transfer to us all of the assets and subsidiaries of Thermo Electron, other than those previously owned by us, that comprise our respiratory care, neuro care and specialty medical products businesses.

     Purpose of the Distribution

     On ________ __, 2000, as part of its corporate reorganization, Thermo Electron announced the distribution of approximately ________ shares of our common stock, representing approximately ___% of our outstanding shares of common stock, to stockholders of record of Thermo Electron on ________ __, 2000. On the date of the distribution, each Thermo Electron stockholder of record on the record date will receive ___ shares of our common stock, along with our associated preferred stock purchase rights, for each share of Thermo Electron common stock held by such stockholder on the record date. On the distribution date, Thermo Electron also plans to distribute shares of common stock of Thermo Fibertek Inc., a majority-owned subsidiary of Thermo Electron, to Thermo Electron stockholders as of the record date.

     Thermo Electron is effecting the distribution of our common stock for the following purposes:

     - Thermo Electron Reorganization. Management of Thermo Electron has determined that Thermo Electron should redefine itself as a focused instrument company without the distraction of managing unrelated business units, such as our company. The distribution will assist Thermo Electron in focusing on its core instruments business by spinning-off our biomedical business.

     - Need for Additional Capital. In order to expand our business, we expect to require approximately $50 to $100 million in additional financing within the next 12 months. Thermo Electron estimates that our capital needs, combined with those of Thermo Electron and Thermo Fibertek Inc., a majority-owned subsidiary of Thermo Electron to be spun off as part of Thermo Electron's reorganization, exceed Thermo Electron's projected capital resources. Thermo Electron has determined that the most efficient way to meet these projected capital needs is for us and Thermo Fibertek to raise our own additional capital, while Thermo Electron dedicates available cash and anticipated proceeds from the divestiture of its non-core business units to its instruments business.

     - Facilitating Our Future Financings. Thermo Electron has concluded that a public offering by us as an independent company would raise funds on better economic terms than could be raised through either an additional public offering of Thermo Electron common stock or a public offering of our common stock by us while we continue to be controlled by Thermo Electron. Thermo Electron also believes that its present organizational structure limits the ability of Thermo Electron and its subsidiaries, including our company, to fund future growth opportunities. We will only make a public offering of our common stock by means of a prospectus complying with the requirements of the Securities Act, and this information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of our common stock.

     - Facilitating Our Growth Strategy. We plan to aggressively seek to expand our business over the next several years through the introduction of new products, investments in therapeutic and information opportunities in the respiratory and neurological markets, and the acquisition of complementary technologies and businesses. In order to pursue acquisitions or invest significant capital in research and development, we, as a wholly owned subsidiary of Thermo Electron, have had to obtain the approval of Thermo Electron's management and compete with other Thermo Electron businesses for limited capital resources. As an independent company, with access to our own capital and without the involvement of Thermo Electron, we will be free to pursue our growth and acquisition strategies.

     - Attraction and Retention of Employees. Following the distribution, we and Thermo Electron each will have a continued need to recruit qualified managers. Due to the differences of the industries in which we and Thermo Electron compete, we and Thermo Electron believe that we each will be better able to attract qualified candidates because our respective businesses will be more focused and not part of a large diversified company. We and Thermo Electron each will be able to focus on our respective businesses, and we each will be able to reward our employees through incentive compensation and option plans that are tied more directly to the performance of our own business.

MANNER OF EFFECTING THE DISTRIBUTION

     In connection with the distribution, we have entered into a distribution agreement and a tax matters agreement with Thermo Electron that set forth the general terms and conditions of the distribution. We also have entered into a transition services agreement and an employee benefits agreement with Thermo Electron that will govern our relationship with Thermo Electron following the distribution. The distribution agreement provides that Thermo Electron will effect the distribution by delivering shares of our common stock held by Thermo Electron to the distribution agent, __________, for distribution to the Thermo Electron stockholders. The distribution agent will distribute ___ shares of our common stock, along with associated preferred stock purchase rights, for each share of Thermo Electron common stock held on ________ __, 2000, the record date for determining stockholders of Thermo Electron entitled to participate in the distribution. The distribution agent will mail or deliver certificates representing shares of our common stock on or about ________ __, 2000.

     Thermo Electron stockholders will not receive any fractional shares of our common stock. In lieu of distributing a fraction of a share to any Thermo Electron stockholder, the distribution agent will send the stockholder a check in an amount equal to such fraction multiplied by the closing price of our common stock on the American Stock Exchange on the on the date two trading days prior to the distribution date. No interest will accrue on the amount of any payment made in lieu of the issuance of a fractional share. Thermo Electron will retain all fractional shares of our common stock.

     Holders of Thermo Electron common stock are not required to pay cash or any other consideration for the shares of our common stock and associated preferred stock purchase rights received in the distribution. They will not need to surrender or exchange certificates representing shares of Thermo Electron common stock in order to receive shares of our common stock and associated preferred stock purchase rights. Holders of Thermo Electron common stock will continue to own their shares of Thermo Electron common stock and, if such stockholders were stockholders of record on the record date for the distribution, they will also receive shares of our common stock and associated preferred stock purchase rights. The distribution will not otherwise change the number of, or the rights associated with, outstanding shares of Thermo Electron common stock.

     All shares of our common stock distributed to Thermo Electron stockholders in the distribution will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See "Description of Our Capital Stock."

ACCOUNTING TREATMENT OF THE DISTRIBUTION

     The distribution will be treated for accounting purposes as a payment of a dividend of shares of our common stock to stockholders of Thermo Electron in the period in which the distribution is consummated.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     Thermo Electron has received a favorable private letter ruling from the IRS substantially to the effect that, among other things, the distribution will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code. As a result:

     - Thermo Electron stockholders will not recognize gain or loss upon the receipt of our common stock and associated preferred stock purchase rights in the distribution.

     - Neither we nor Thermo Electron will recognize gain or loss upon the distribution.

     - The aggregate tax basis of the Thermo Electron common stock and our common stock in the hands of each Thermo Electron stockholder after the distribution will equal the aggregate tax basis of the Thermo Electron common stock held immediately before the distribution. Applicable treasury regulations require that the tax basis of the Thermo Electron common stock and our common stock in the hands of each Thermo Electron stockholder be allocated in proportion to fair market value at the time of the distribution.

     - Assuming that a holder's Thermo Electron common stock is held as a capital asset, the holding period for the shares of our common stock received in the distribution by the holder will include the holding period of the Thermo Electron common stock upon which the distribution will be made.

     Although the distribution will be tax-free as of the distribution date, the occurrence of various actions or events within two years following the distribution could render the distribution taxable to us, Thermo Electron and stockholders of Thermo Electron who receive shares of our common stock in the distribution. The events that could cause the distribution to become taxable retroactively include:

     - our transfer of a material portion of our assets outside of the ordinary course of business;

     - Thermo Electron's transfer of a material portion of its assets outside of the ordinary course of business;

     - the liquidation of our company or Thermo Electron, or the merger of our company or Thermo Electron with or into another corporation;

     - our discontinuance of a material portion of our historical business activities;

     - Thermo Electron's discontinuance of a material portion of its historical business activities;

     - the conversion, redemption or exchange of shares of our common stock received in the distribution into or for any other stock, security, property or cash;

     - transfers of our common stock or Thermo Electron common stock in amounts sufficient to cause the historic shareholders of Thermo Electron not to be considered to have maintained sufficient continuity of proprietary interest in our company, Thermo Electron or both; and

     - the acquisition of stock in Thermo Electron or our company pursuant to a plan in existence on the date of the distribution of our common stock that causes the aggregate amount of stock of the relevant company acquired pursuant to the plan to equal or exceed 50% of the outstanding stock, by vote or value, of such company.

     If the distribution of our shares becomes taxable as a result of one of any of the foregoing actions, then:

     - The group of corporations with which we and Thermo Electron currently file consolidated federal income tax returns would recognize a corporate-level taxable gain. This gain generally would equal the amount by which the fair market value of the shares of our common stock distributed in the distribution exceeded Thermo Electron's basis in those shares.

     - We and Thermo Electron each would be severally liable for the corporate-level tax on such gain.

     - Each holder of Thermo Electron common stock who received shares of our common stock in the distribution would be treated as having received a taxable dividend in an amount equal to the fair market value of the shares of our common stock received, to the extent of Thermo Electron's current or accumulated earnings and profits.

     Under the tax matters agreement, we have agreed to indemnify Thermo Electron, but not the stockholders of Thermo Electron, against liability for taxes resulting from (a) the conduct of our business following the distribution or (b) the failure of the distribution to Thermo Electron stockholders of shares of our common stock or of the Thermo Fibertek common stock to continue to qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code as a result of actions that we take following the distribution. Thermo Electron has agreed to indemnify us against taxes resulting from the conduct of Thermo Electron's business prior to and following the distribution or from the failure of the distribution of shares of our common stock to the Thermo Electron stockholders to continue to qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code other than as a result of actions that we may take following the distribution. If any of our post-distribution activities causes the distribution to become taxable, we could incur significant liability to Thermo Electron, which could adversely affect our results of operations, financial position and cash flows.

     THERMO ELECTRON STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS. IN ADDITION, THERMO ELECTRON STOCKHOLDERS SHOULD FILE WITH THE IRS THE FORM OF INFORMATION STATEMENT ANNEXED HERETO AS ANNEX A WITH THE TAX RETURN COVERING THE PERIOD IN WHICH THE DISTRIBUTION OCCURS.

STOCK PLANS AND PLANNED STOCK OPTION GRANTS

     We have adopted a 2000 equity incentive plan and reserved ________ shares of our common stock for issuance to our employees, officers, directors, consultants and advisors under this plan. At or about the time of the distribution, we anticipate granting options covering an aggregate of _______ shares of our common stock under our equity incentive plan. See "Management -- Planned Stock Option Grants." We have also adopted a 2000 employee stock purchase plan, under which we have reserved an aggregate of _______ shares, and a directors' deferred compensation plan, under which we have reserved an aggregate of _______ shares.

TREATMENT OF THERMO ELECTRON RESTRICTED STOCK

     Thermo Electron has granted some of our key employees, including William Ross and Gerald Brew, awards of restricted shares of Thermo Electron common stock that are subject to forfeiture, in whole or in part, if employment terminates prior to three years from the date of grant. We expect that our employees will forfeit their restricted shares of Thermo Electron common stock as a result of our spin-off from Thermo Electron. At or about the time of the distribution, we plan to issue our employees who forfeit restricted shares of Thermo Electron common stock replacement restricted shares of our common stock with the same vesting provisions. We plan to provide these employees with replacement restricted shares of our common stock with a value that is comparable to the value of the forfeited restricted shares of Thermo Electron common stock.

OUR RELATIONSHIP WITH THERMO ELECTRON AFTER THE DISTRIBUTION

     In connection with the distribution, we and Thermo Electron have entered into a distribution agreement, a transition services agreement and an employee benefits agreement, each of which is summarized below. In addition, we have entered into a tax matters agreement, which is summarized above under "The Distribution -- Federal Income Tax Consequences of the Distribution."

     Distribution Agreement

     The distribution agreement provides for, among other things:

     - the principal corporate transactions required to effect the distribution, including the preparation of a registration statement registering our common stock and associated preferred stock purchase rights under the Securities Exchange Act;

     - the conditions to effecting the distribution, including the transfer to Thermo Electron on the distribution date of all of our cash and cash equivalents, other than the cash and cash equivalents of our foreign subsidiaries; and

     - agreements governing the relationship between us and Thermo Electron with respect to or resulting from the distribution.

The distribution agreement provides for cross-indemnification designed principally to place financial responsibility for the liabilities of our business with us and financial responsibility for the liabilities of Thermo Electron's business with Thermo Electron. The distribution agreement also provides for cross-indemnities in respect of liabilities under the Securities Exchange Act relating to the registration of our common stock.

     Transition Services Agreement

     The transition services agreement provides that Thermo Electron's corporate staff will provide us with routine administrative services, including legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and financial and other services, for a 12-month period following the distribution. Thermo Electron will provide us with these routine services at a level and in a manner consistent with the services that Thermo Electron provided to us prior to the distribution. In return for these routine administrative services, we will pay Thermo Electron a fee equal to 0.8% of our gross revenues for the 12-month period following the distribution, plus out-of-pocket and third party expenses.

     In addition to routine administrative services, the transition services agreement provides that Thermo Electron, in its discretion, may also provide us with additional services specifically requested by us, such as litigation support, acquisition and offering support and tax audit support services. For these additional services, we will pay Thermo Electron fees comparable to the fees Thermo Electron charged us and its other subsidiaries for similar services prior to the distribution, plus out-of-pocket and third party expenses. Thermo Electron's good faith determination of whether a service is a routine administrative service covered by the 0.8% fee or an additional service to be provided at additional cost is binding on both parties.

     Employee Benefits Agreement

     The employee benefits agreement provides for, among other things:

     - the principal transactions required to establish our employee benefit plans and to transition our employees from Thermo Electron's employee benefit plans to our employee benefit plans;

     - agreements governing the relationship between us and Thermo Electron with respect to our employee benefit plans, including with respect to Thermo Electron's assistance with administering our employee benefit plans; and

     - agreements relating to the treatment of options to purchase shares of Thermo Electron common stock held by our employees.

The employee benefits agreement provides for cross indemnification designed principally to place financial responsibility for our employee benefit plans with us and financial responsibility for Thermo Electron's employee benefit plans with Thermo Electron.

                                  RISK FACTORS

     Holders of Thermo Electron common stock should be aware that the distribution and ownership of our common stock involve a number of risks and uncertainties, including those described below. These risks and uncertainties could materially and adversely affect our business, financial condition and results of operations and the value of our common stock. Neither we nor Thermo Electron makes any representation as to the future market value of our common stock.

RISKS RELATED TO THE DISTRIBUTION

A NUMBER OF ACTIONS FOLLOWING THE DISTRIBUTION OF OUR COMMON STOCK COULD CAUSE THE DISTRIBUTION TO BE TAXABLE TO US, THERMO ELECTRON AND STOCKHOLDERS OF THERMO ELECTRON WHO RECEIVE SHARES OF OUR COMMON STOCK IN THE DISTRIBUTION.

     Although the IRS has issued a ruling that no gain or loss will be recognized by us, Thermo Electron or its stockholders upon the distribution of our common stock as of the date of the distribution, the distribution could become taxable if we, Thermo Electron or the stockholders of Thermo Electron who receive shares of our common stock in the distribution take any of a number of actions following the distribution. Actions that could render the distribution taxable are discussed above under the caption "The Distribution -- Background and Reasons for the Distribution -- Federal Income Tax Consequences of the Distribution." Our tax matters agreement with Thermo Electron restricts our ability to engage in these types of actions. These restrictions could prevent us from engaging in transactions following the distribution that might otherwise benefit our business.

YOU MAY HAVE DIFFICULTY EVALUATING OUR BUSINESS BECAUSE OUR HISTORICAL CONSOLIDATED FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

     The historical consolidated financial information included in this information statement is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to this information to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Thermo Electron, including changes in our employee base, changes in our tax structure, increased costs associated with reduced economies of scale, increased marketing expenses related to establishing a new brand identity and increased costs associated with being a public, stand-alone company. We cannot assure you what our cost structure will be in the future as we operate as a separate company or what the actual effects of our spin-off from Thermo Electron will be.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY FOLLOWING THE DISTRIBUTION, WHICH COULD AFFECT THE VALUE OF OUR COMMON STOCK.

     Our common stock will not be publicly traded prior to the distribution date, although a "when-issued" trading market in our common stock may develop on or shortly before the record date for the distribution. After the distribution of shares of our common stock to stockholders of Thermo Electron, the public markets will establish trading prices for our common stock. An active trading market may not develop or be sustained in the future.

     We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     -    actual or anticipated fluctuations in our operating results;

     - changes in earnings estimated by securities analysts or our ability to meet those estimates;

     - the operating and stock price performance of other comparable companies; and

     - developments in and publicity regarding the medical device industries in which we compete.

     In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock regardless of our actual performance.

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET FOLLOWING THE DISTRIBUTION COULD DEPRESS OUR STOCK PRICE.

     All of the shares of our common stock distributed by Thermo Electron, other than shares distributed to our affiliates, will be eligible for immediate resale in the public market. Thermo Electron stockholders may decide to sell shares of our common stock received in the distribution for a number of reasons, including that our business profile or market capitalization may not fit their investment objectives. For example, a portion of Thermo Electron's common stock is held by index funds tied to the Standard & Poor's 500 Index or other stock indices. Since we will not be in these indices at the time of Thermo Electron's distribution of our common stock, these index funds will be required to sell our stock. Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, whether as a result of this distribution or otherwise, could harm the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

WE NEED TO ADOPT A NEW NAME IN CONNECTION WITH THE DISTRIBUTION. OUR NEW NAME WILL NOT IMMEDIATELY BE RECOGNIZED AS A BRAND IN THE MARKETPLACE, AND, AS A RESULT, OUR BUSINESS COULD SUFFER.

     Prior to the distribution, we plan to change our corporate name. The distribution agreement requires that we cease using the Thermo Biomedical name within 180 days of the distribution. The loss of the "Thermo" brand name may hinder our ability to establish new relationships. In addition, our customers, suppliers and partners may react negatively to our separation from Thermo Electron.

WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH THERMO ELECTRON WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS THAT COULD HARM OUR BUSINESS OPERATIONS.

     Conflicts of interest may arise between us and Thermo Electron in a number of areas relating to our past and ongoing relationships, including:

     - labor, tax, employee benefit, indemnification and other matters arising from our separation from Thermo Electron;

     -    intellectual property matters;

     -    employee retention and recruiting;

     -    major business combinations involving us;

     - the nature, quality and pricing of the transition services Thermo Electron has agreed to provide us; and

     - business opportunities that may be attractive to both Thermo Electron and us.

     We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

RISKS RELATED TO OUR BUSINESS

PRIOR TO THE DISTRIBUTION, WE HAVE NOT OPERATED AS A SEPARATE, STAND-ALONE ENTITY, AND WE MAY HAVE DIFFICULTY INTEGRATING OUR BUSINESS ORGANIZATION.

     We operate our business directly and through a number of subsidiaries and operating divisions. We only recently acquired some of our subsidiaries and operating divisions from Thermo Electron. We and Thermo Electron have conducted these operations largely as autonomous, unaffiliated businesses. As part of our spin-off from Thermo Electron, we plan to manage these operations in a more coordinated manner. The following factors may make it difficult for us to integrate and consolidate our operations:

     - Our success in integrating these businesses will depend on our ability to coordinate geographically separate organizations and integrate personnel with different business backgrounds and corporate cultures.

     - Our ability to combine these businesses will require coordination of administrative, sales and marketing, distribution and accounting and finance functions and expansion of information and management systems.

     -    The integration process could disrupt our businesses.

     -    Retaining key employees of these businesses may be difficult.

WE DEPEND ON THIRD PARTY REIMBURSEMENT TO OUR CUSTOMERS FOR MARKET ACCEPTANCE OF OUR PRODUCTS. OUR PROFITABILITY WOULD SUFFER IF THIRD PARTY PAYORS FAILED TO PROVIDE APPROPRIATE LEVELS OF REIMBURSEMENT FOR THE PURCHASE OR USE OF OUR PRODUCTS.

     Sales of medical products largely depend on the reimbursement of patients' medical expenses by government health care programs and private health insurers. The cost of some of our products, particularly our VMAX and MasterScreen pulmonary function and metabolic diagnostic systems, our epilepsy monitoring systems and our intra-operative monitoring systems, is substantial. Without the financial support of the government or third party insurers, the market for some of our products will be limited.

     Governments and private insurers in many countries closely examine medical products and devices incorporating new technologies to determine whether to reimburse for the purchase or use of such products and devices and, if so, the appropriate level of reimbursement. We cannot be sure that third party payors will reimburse sales of our products now under development or enable us to sell these products at profitable prices. We also cannot be sure that third party payors will maintain the current level of reimbursement to physicians and medical centers for use of our current products. Any reduction in the amount of this reimbursement could harm our business.

     During the past several years, major third party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs. Third party payors have recently increased their emphasis on managed care, which has led to an increased emphasis on the use of cost-effective medical devices by healthcare providers. In addition, through their purchasing power, these payors often seek discounts, price reductions or other incentives from medical products suppliers.

     The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided and paid for in the United States. In the future, it is possible that the government may institute price controls and further limits on Medicare and Medicaid spending. These controls and limits could affect the payments we receive from sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of the level of patient treatment, and other countries requiring application for, and approval of, government or third party reimbursement. Even if we succeed in bringing our new products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

IT MAY BE DIFFICULT FOR US TO EXPAND BECAUSE SOME OF THE MARKETS FOR OUR PRODUCTS ARE NOT GROWING.

     Some of the markets in which we compete, such as the market for mechanical ventilators, are largely mature. Revenues in these markets have been flat or declining over the past several years. To address this issue, we are pursuing a number of strategies to improve our internal growth. These strategies may not result in the growth of our business, and we may not be able to successfully implement these strategies.

IF WE DO NOT INTRODUCE NEW PRODUCTS IN A TIMELY MANNER, OUR PRODUCTS COULD BECOME OBSOLETE AND OUR OPERATING RESULTS COULD SUFFER.

     The medical device industry is characterized by rapid technological changes, frequent new product and service introductions and evolving industry standards. Without the timely introduction of new products and enhancements, our products could become technologically obsolete over time, in which case our revenue and operating results could suffer. The success of our new product offerings will depend upon several factors, including our ability to:

     -    accurately anticipate customer needs;

     -    innovate and develop new technologies and applications;

     -    successfully commercialize new technologies in a timely manner;

     - price our products competitively and manufacture and deliver our products in sufficient volumes and on time; and

     -    differentiate our offerings from our competitors' offerings.

     In developing any new product, we may be required to make a substantial investment before we can determine the commercial viability of the new product. If we fail to accurately foresee our customers' needs and future activities, we may invest heavily in research and development of products that do not lead to significant revenue.

OUR FAILURE TO CONDUCT A PUBLIC OFFERING OF OUR COMMON STOCK WITHIN ONE YEAR OF THE DISTRIBUTION COULD IMPAIR OUR ABILITY TO GROW OUR BUSINESS AND MAY CAUSE THE DISTRIBUTION TO BE TAXABLE TO US, THERMO ELECTRON AND STOCKHOLDERS OF THERMO ELECTRON WHO RECEIVE SHARES OF OUR COMMON STOCK IN THE DISTRIBUTION.

     We believe that, in order to grow our business, we need to raise approximately $50 to $100 million within the next 12 months. We plan to raise these funds by conducting an initial public offering of shares of our common stock. We may be unable to complete a public offering for a number of reasons, including adverse market conditions or adverse developments in our business following the distribution. If we are unable to complete a public offering of shares of our common stock on acceptable terms or at all, we may be required to revise our business plan to reduce expenditures, including curtailing our growth strategies, ceasing planned acquisitions or reducing product development efforts.

     In addition, the IRS ruling that no gain or loss will be recognized by us, Thermo Electron or its stockholders upon the distribution of our common stock as of the date of the distribution is based, in part, on our representation that we will conduct a public offering of our common stock within one year of the distribution. If we do not conduct a public offering within one year of the distribution, the distribution could become taxable to us, Thermo Electron and the stockholders of Thermo Electron who receive shares of our common stock in the distribution.

WE FACE AGGRESSIVE COMPETITION IN MANY AREAS OF OUR BUSINESS, AND OUR BUSINESS WILL BE HARMED IF WE FAIL TO COMPETE EFFECTIVELY.

     We encounter aggressive competition from numerous competitors in many areas of our business. Many of our current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we have. We may not be able to compete effectively with these competitors. For example, a number of large medical device companies, including Agilent Technologies and GE Marquette, have recently entered the market for portable patient monitoring systems. These companies have substantially greater resources, including capital, name recognition and manufacturing and marketing capabilities, than our Medical Data Electronics subsidiary. To remain competitive, we must develop new products and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust the prices of many of our products to stay competitive. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of these product lines.

DIFFICULTIES PRESENTED BY INTERNATIONAL OPERATIONS COULD NEGATIVELY AFFECT OUR BUSINESS.

     International revenues account for a substantial portion of our revenues. In 1999, international revenues from continuing operations, including export revenues from the United States, accounted for approximately 34% of our total revenues. We plan to continue expanding our presence in international markets.

     Among the international risks we believe are most likely to affect us are:

     -    difficulties in staffing and managing international operations;

     -    longer payment cycles;

     -    problems in collecting accounts receivable;

     -    language and cultural differences;

     -    local economic conditions in foreign markets; and

     - international currency issues, including fluctuations in currency exchange rates.

DEMAND FOR SOME OF OUR PRODUCTS DEPENDS ON THE CAPITAL SPENDING POLICIES OF OUR CUSTOMERS AND ON GOVERNMENT FUNDING POLICIES. CHANGES IN THESE POLICIES COULD NEGATIVELY AFFECT OUR BUSINESS.

     Our customers include laboratories, universities, healthcare providers and public and private research institutions. Many factors, including public policy spending provisions, available resources and economic cycles have a significant effect on the capital spending policies of these entities. These policies in turn can have a significant effect on the demand for our products. For example, a reduction in funding to major government research support agencies, such as the National Institute of Health and the National Science Foundation, could adversely affect sales of our sleep diagnostic testing equipment.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS COULD CAUSE OUR STOCK PRICE TO DECREASE.

     Our operating results have fluctuated significantly from quarter to quarter in the past and are likely to vary in the future. These fluctuations are due to several factors relating to the sale of our products, including the timing and volume of customer orders, customer cancellations, reductions in orders by our distributors and the timing and amount of our expenses. Because of these fluctuations, it is likely that in some future quarter or quarters our operating results could fall below the expectations of securities analysts or investors. If so, the market price of our stock would likely decrease.

     Our quarterly results may also be adversely affected because some customers may have inadequate financial resources to purchase our products or may fail to pay for our products after receiving them. In particular, hospitals are increasingly experiencing financial constraints, consolidations and reorganizations as a result of cost containment measures and declining third-party reimbursement for services, which may result in decreased product orders or an increase in bad debts in any quarter.

OUR COMPETITIVE POSITION IS DEPENDENT IN PART ON PROTECTING OUR INTELLECTUAL PROPERTY, WHICH CAN BE DIFFICULT AND EXPENSIVE.

     Patent and trade secret protection is important to us because developing and marketing new technologies and products is time-consuming and expensive. We own many U.S. and foreign patents and intend to apply for additional patents to cover our products. We may not obtain issued patents from any pending or future patent applications owned by or licensed to us. The claims allowed under any issued patents may not be broad enough to protect our technology.

     Our competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect. Our competitors may independently develop proprietary information and techniques that are substantially equivalent to ours or otherwise gain access to our trade secrets, such as through unauthorized or inadvertent disclosure of our trade secrets.

WE MAY BECOME INVOLVED IN LITIGATION RELATING TO OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL EXPENSE AND MAY DIVERT OUR ATTENTION FROM THE IMPLEMENTATION OF OUR BUSINESS STRATEGY.

     We believe that the success of our business depends, in part, on obtaining patent protection for our products, defending our patents once obtained and preserving our trade secrets. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense and diversion of our attention from our business, and may not adequately protect our intellectual property rights.

     In addition, we may be sued by third parties which claim that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, could place a significant strain on our financial resources and could harm our reputation. Such claims could result in awards of substantial damages, which could have a significant adverse impact on our results of operations. In addition, intellectual property litigation or claims could force us to:

     - cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue;

     - obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

     -    redesign our products, which would be costly and time-consuming.

IF WE BREACH ANY OF THE AGREEMENTS UNDER WHICH WE LICENSE COMMERCIALIZATION RIGHTS TO PRODUCTS OR TECHNOLOGY FROM OTHERS, WE COULD LOSE LICENSE RIGHTS THAT ARE IMPORTANT TO OUR BUSINESS.

     We license rights to products and technology that are important to our business, and we expect to enter into additional licenses in the future. For instance, a number of the therapy-based products that we are developing incorporate proprietary technologies that we have licensed from third parties. Under these licenses, we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach a license agreement, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. In addition, upon the termination of the license, we may be required to license to the licensor any related intellectual property that we develop.

OUR ABILITY TO MARKET AND SELL OUR PRODUCTS AND GENERATE REVENUE DEPENDS UPON RECEIPT OF DOMESTIC AND FOREIGN REGULATORY APPROVAL OF OUR PRODUCTS AND MANUFACTURING OPERATIONS. OUR FAILURE TO OBTAIN OR MAINTAIN REGULATORY APPROVALS COULD NEGATIVELY AFFECT OUR BUSINESS.

     United States. Before we can market new products in the United States, we must obtain clearance from the United States Food and Drug Administration, or FDA. In general, the FDA may authorize the marketing of a medical device either through the clearance of a 510(k) premarket notification or the approval of a premarket approval application, depending on the type of device. See "Business -- Government Regulation -- United States -- U.S. Food and Drug Administration."

     A 510(k) premarket notification may not require clinical data, and we believe that it typically takes from three to six months from the date of submission to obtain 510(k) clearance. If the FDA concludes that a product does not meet the requirements to obtain clearance through the 510(k) premarket notification procedure, then we are required to file a premarket approval application for such product. The approval process for a premarket approval application is lengthy, expensive and typically requires extensive preclinical and clinical trial data. We may not obtain clearance of a 510(k) notification or approval of a premarket approval application with respect to any of our products on a timely basis, if at all. If we fail to obtain timely clearance or approval for our products, we will not be able to market and sell our products. We have made enhancements to some of our currently marketed products that we have determined do not necessitate the filing of a new 510(k) notification. However, if the FDA does not agree with our determination, it will require us to file a new 510(k) notification for the modification and may prohibit us from marketing the modified device until we obtain FDA clearance.

     The FDA also requires us to adhere to the current good manufacturing practice requirements of its Quality System Regulation, which include design controls, testing, quality control, storage and documentation procedures. The FDA may at any time inspect our facilities to determine whether we are in adequate compliance with current good manufacturing practice requirements. Compliance with the current good manufacturing practice requirements for medical devices is difficult and costly. In addition, we may not continue to be compliant as a result of future changes in, or interpretations of, regulations by the FDA or other regulatory agencies.

     International. Medical device laws and regulations are also in effect in many countries outside the United States. These range from comprehensive device approval requirements for some or all of our medical device products to requests for product data or certifications. The number and scope of these requirements are increasing. The requirements governing the conduct of clinical trials and product approvals also vary widely from country to country. Because we derive a significant amount of our revenues from international sales, any delay or withdrawal of approval or change in international regulations could have an adverse effect on our revenues and profitability.

     General. The federal, state and foreign laws and regulations regarding the manufacture and sale of our products are subject to future changes, as are administrative interpretations of regulatory agencies. If we fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, including warning letters, fines, product seizures, recalls, injunctions, withdrawal of marketing clearances or approvals, and civil and criminal penalties.

OUR DEPENDENCE ON SUPPLIERS FOR MATERIALS COULD IMPAIR OUR ABILITY TO MANUFACTURE OUR PRODUCTS.

     Outside vendors, some of whom are sole-source suppliers, provide key components and raw materials that we use in the manufacture of our products, such as the raw materials for our medical-grade polyurethanes and the beryllium copper strips included in our medical imaging components. Although we believe that alternative sources for these components and raw materials are available, any supply interruption in a limited or sole-source component or raw material could harm our ability to manufacture the affected product until we identify and qualify a new source of supply. In addition, an uncorrected defect or supplier's variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture the affected product. We may not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all, which could impair our ability to produce and supply our products.

     In addition, manufacturers of our product components may need to comply with FDA or other regulatory manufacturing regulations and satisfy regulatory inspections in connection with the manufacture of the components. If we cannot obtain a necessary component, we may need to find, test and obtain regulatory approval for a replacement component, which would cause a significant delay.

OUR BUSINESS COULD SUFFER DUE TO POTENTIAL DEFECTS IN SOFTWARE CONTAINED IN SOME OF OUR PRODUCTS.

     Some of our products, such as our neurodiagnostic and intra-operative monitoring products, incorporate sophisticated computer software that we have developed or licensed from third parties. Software as complex as that incorporated into our products frequently contain errors or failures, especially when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after commercial shipment. Because some of our products are used with critically ill patients, we expect that our customers will have an increased sensitivity to software defects than purchasers of software products generally. Any errors or performance problems that arise may cause delays in product shipments, loss of revenue, delays in market acceptance of our products, diversion of management's time, damage to our reputation, litigation and increased service or warranty costs.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW COULD PREVENT OR DELAY TRANSACTIONS THAT OUR STOCKHOLDERS MAY FAVOR.

     Provisions of our charter and by-laws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. For example, these provisions:

     - authorize the issuance of "blank check" preferred stock without any need for action by stockholders;

     - provide for a classified board of directors with staggered three-year terms;

     - require supermajority stockholder voting to effect various amendments to our charter and by-laws;

     - eliminate the ability of stockholders to call special meetings of stockholders;

     -    prohibit stockholder action by written consent; and

     - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     In addition, we have adopted a stockholder rights plan intended to protect stockholders in the event of an unfair or coercive offer to acquire our company and to provide our board of directors with adequate time to evaluate unsolicited offers. This rights plan may have anti-takeover effects. The rights plan will cause substantial dilution to a person or group that attempts to acquire us on terms that our board of directors does not believe are in the best interests of us and our stockholders and may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares.

                  SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This information statement includes statements that are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely," "will" or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of our operations set forth under "Summary," "Risk Factors," "The Distribution -- Background and Reasons for the Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Transactions with Related Parties" and "Consolidated Financial Statements" in this information statement.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results of operations may differ materially from those expressed in the forward-looking statements. Many of the important factors that will determine these results and values are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. For a discussion of important factors that may cause our actual results to differ materially from those suggested by the forward-looking statements, you should read carefully the section of this information statement captioned "Risk Factors" that starts on page 14.

                     LISTING AND TRADING OF OUR COMMON STOCK

     Thermo Electron presently owns all of the outstanding shares of our common stock. No trading prices are available with respect to such shares. Neither we nor Thermo Electron can assure you as to the trading price of our common stock or Thermo Electron's common stock after the distribution or as to whether their initial combined price will be higher or lower than the price of Thermo Electron common stock prior to the distribution.

     After the distribution, approximately ________ shares of our common stock will be issued and outstanding. In addition, at about the time of the distribution, we anticipate granting options under our 2000 equity incentive plan to purchase an aggregate of _______ shares of our common stock to our employees and directors.

     The American Stock Exchange has approved our common stock for listing under the symbol "___." Based on the number of holders of Thermo Electron common stock of record as of the record date for determining those stockholders entitled to receive shares in the distribution, we expect to have approximately ______ stockholders of record on the date of the distribution.

     The American Stock Exchange has also approved our preferred stock purchase rights for listing. Initially, these preferred stock purchase rights will attach to and trade with our common stock. See "Description of Capital Stock -- Stockholder Rights Plan" for a description of our preferred stock purchase rights.

     The transfer agent and registrar for our common stock will be
_____________.

     An active trading market in our common stock may not develop. If a market does develop, we cannot predict the prices at which our common stock will trade. A "when-issued" trading market in our common stock may develop on or shortly before the record date for the distribution. A "when-issued" trading market occurs when trading in shares begins prior to the time stock certificates are actually available or issued.

     Shares of our common stock distributed to Thermo Electron stockholders will be freely transferable, except for shares received by persons who may be deemed to be our "affiliates" under the Securities Act. Persons who may be deemed to be our affiliates after the distribution generally may include individuals or entities that control, are controlled by, or are under common control with us, and will include our directors and executive officers. Our affiliates generally may only resell the shares of our common stock held by them:

     - in compliance with the applicable provisions of Rule 144 under the Securities Act;

     -    under an effective registration statement under the Securities Act; or

     - pursuant to an exemption from the registration requirements of the Securities Act.

     Under Rule 144, an affiliate may sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

     - 1% of the then outstanding shares of our common stock (approximately ______ shares immediately after the distribution) or

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144,

provided, in either case, applicable requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

     Upon consummation of the distribution, our affiliates will hold approximately ________ shares of our common stock. Prior to the distribution, we plan to file with the SEC a registration statement on Form S-8 to register under the Securities Act the ________ shares of our common stock that we have reserved for issuance under our 2000 equity incentive plan, our 2000 employee stock purchase plan and our directors' deferred compensation plan.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of July 1, 2000.

                                                                                                JULY 1, 2000
                                                                                               --------------
                                                                                               (in thousands)
  Short-term obligations..................................................................        $ 39,677
                                                                                                  ========

  Stockholder's investment:
     Common stock, $.01 par value, 3,000 shares authorized, issued and outstanding........               0
     Capital in excess of par value.......................................................         262,355
     Retained earnings....................................................................          18,244
     Accumulated other comprehensive items................................................          (1,765)
                                                                                                  --------
         Total stockholder's investment...................................................         278,834
                                                                                                  --------
     Total capitalization.................................................................        $318,511
                                                                                                  ========


     The above information excludes:

     - ______ shares issuable upon the exercise of options that we anticipate granting under our 2000 equity incentive plan at or about the time of the distribution to our officers, directors and employees;

     - ______ restricted shares of our common stock that we anticipate awarding under our 2000 equity incentive plan at about the time of the distribution to our employees who forfeit restricted shares of Thermo Electron common stock as a result of our spin-off from Thermo Electron; and

     - _______ additional shares of common stock that we have reserved for issuance under our stock plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below as of and for the fiscal years ended January 1, 2000 and January 2, 1999 and for the year ended January 3, 1998 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, included elsewhere in this information statement. The selected consolidated financial data for the six-month periods ended July 1, 2000 and July 3, 1999 have been derived from our unaudited consolidated financial statements included elsewhere in this information statement. The selected consolidated financial data for the six-month periods ended July 1, 2000 and July 3, 1999, as of the year ended January 3, 1998 and as of and for the years ended December 28, 1996 and December 30, 1995 have not been audited but, in the opinion of management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the six months ended July 1, 2000 are not necessarily indicative of results for the entire year.

     We acquired Medical Data Electronics in July 1996, Nicolet Vascular in August 1997, Bear Medical Systems in October 1997, Grason-Stadler in November 1998 and Erich Jaeger in July 1999. The consolidated financial data below reflect the financial data of each acquired company beginning as of the date of acquisition.

                                                 SIX MONTHS ENDED                         FISCAL YEAR ENDED
                                               ---------------------   ---------------------------------------------------------
                                                JULY 1,     JULY 3,     JAN. 1,     JAN. 2,     JAN. 3,    DEC. 28,     DEC. 30,
                                                  2000        1999        2000        1999       1998         1996       1995
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                    (in thousands, except per share amounts)
STATEMENT OF INCOME DATA:
Revenues ....................................  $ 176,336   $ 162,140   $ 358,553   $ 306,363   $ 267,464   $ 222,675   $ 170,318
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Costs and operating expenses:
  Cost of revenues ..........................     90,609      84,101     186,444     158,572     134,542     112,869      87,985
  Selling, general and administrative
     expenses ...............................     50,316      45,769     102,780      89,628      83,261      76,299      63,125
  Research and development expenses .........     11,509       7,448      18,519      14,188      11,869      12,018       8,994
  Restructuring and other unusual costs
    (income), net ...........................        988        --          --           788      (1,259)     24,764        --
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                 153,422     137,318     307,743     263,176     228,413     225,950     160,104
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating income (loss) .....................     22,914      24,822      50,810      43,187      39,051      (3,275)     10,214
Interest income .............................         86          21         275          85           3          22           9
Interest expense ............................       (907)       (312)     (1,410)       (981)     (1,477)     (1,470)     (1,127)
Other income (expense), net .................        (68)       --           437        --          --          (574)        477
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income (loss) before income taxes and
  minority interest .........................     22,025      24,531      50,112      42,291      37,577      (5,297)      9,573
Income tax (provision) benefit ..............     (8,784)    (10,077)    (20,686)    (17,198)    (15,482)      1,263      (4,980)
Minority interest (expense) income ..........       (191)       (326)       (576)       (759)       (892)      4,119        (768)
                                               ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income ..................................  $  13,050   $  14,128   $  28,850   $  24,334   $  21,203   $      85   $   3,825
                                               =========   =========   =========   =========   =========   =========   =========

Basic and diluted earnings per share ........  $   4,350   $   4,709   $   9,617   $   8,111   $   7,068   $      28   $   1,275
                                               =========   =========   =========   =========   =========   =========   =========
Basic and diluted weighted average shares ...          3           3           3           3           3           3           3
                                               =========   =========   =========   =========   =========   =========   =========

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital .............................  $  55,918   $  70,469   $  49,964   $  67,216   $  64,616   $  50,075   $  43,483
Total assets ................................    386,958     325,967     380,109     320,344     312,268     249,805     229,871
Long-term obligations .......................       --          --          --          --         8,651      21,290       8,407
Minority interest ...........................       --         8,972       9,222       8,646       7,887       6,995      11,114
Shareholder's investment ....................    278,834     248,949     255,431     249,271     226,892     168,322     156,350

OTHER FINANCIAL DATA:
Book value per share (at end of period) .....  $  92,945   $  82,983   $  85,144   $  83,090   $  75,631   $  56,107   $  52,117
Cash dividends ..............................       --          --          --          --          --          --          --

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Our business operates in three reportable segments: respiratory care, neuro care and specialty medical products. The respiratory care segment designs, manufactures and markets a variety of medical devices for the diagnosis and treatment of respiratory-related disorders. The neuro care segment designs, manufactures and markets a comprehensive line of neurodiagnostic systems, as well as a line of wireless patient monitoring systems. The specialty medical products segment designs, manufactures and markets critical care disposable devices and specialty products and materials for sale to original equipment manufacturers.

RESULTS OF OPERATIONS

     First Six Months 2000 Compared with First Six Months 1999

     Revenues increased to $176.3 million in the first six months of 2000 from $162.1 million in the first six months of 1999. Revenues increased by $9.3 million in the respiratory care segment and $4.8 million in the neuro care segment.

     Revenues in the respiratory care segment increased to $86.8 million in the first six months of 2000 from $77.5 million in the first six months of 1999, primarily due to the inclusion of $19.6 million of revenues from Erich Jaeger, which was acquired in July 1999. This increase was offset in part by a decline in sales of respiratory products due to strong demand in 1999 for year 2000 compliant products and competitive pricing pressures in Europe due to Euro weakness in 2000.

     Revenues in the neuro care segment increased to $59.6 million in the first six months of 2000 from $54.7 million in the first six months of 1999. Revenues increased as a result of demand for new products for which orders had been received in 1999 and higher shipments of year 2000 compliant products that the segment had been unable to ship prior to the end of 1999 due to capacity constraints. This increase was offset in part by a $0.8 million decrease in sales of wireless patient monitoring equipment due to continued lower demand. Backlog for this segment decreased to $17.5 million at July 1, 2000, from $24.8 million at year-end 1999, primarily due to the completion of shipments for year 2000 compliant products and new products that had been ordered in 1999.

     Revenues in the specialty medical products segment were relatively unchanged at $30.0 million in the first six months of 2000 and $29.9 million in the first six months of 1999.

     Our backlog increased to $58.0 million at July 1, 2000, from $55.7 million at year-end 1999. The increase occurred in the specialty medical products and respiratory care segments due to higher demand, offset in part by a decrease in the neuro care segment, as discussed above.

     The gross profit margin increased to 49% in the first six months of 2000 from 48% in the first six months of 1999. The improvement occurred primarily in the neuro care segment due to higher revenues and the introduction of higher-margin products.

     Selling, general and administrative expenses as a percentage of revenues increased to 29% in the first six months of 2000 from 28% in the first six months of 1999, primarily due to the inclusion of higher selling, general and administrative expenses as a percentage of revenues at Erich Jaeger. Selling, general and administrative expenses increased by $4.5 million to $50.3 million in 2000, due to the inclusion of $7.5 million of expenses of Erich Jaeger. This increase was offset in part by lower costs for commissions and incentive compensation resulting from a decline in revenues at existing businesses in the respiratory care segment.

     Research and development expenses increased to $11.5 million in the first six months of 2000 from $7.4 million in the first six months of 1999, primarily as the result of the inclusion of $2.6 million of expenses at Erich Jaeger. In addition, higher research and development costs for new products contributed to the increase, including expenditures for seizure prediction and level of consciousness products in the neuro care segment.

     We recorded unusual costs of $1.0 million in the first six months of 2000, primarily for employee retention costs in connection with Thermo Electron's plan to distribute our common stock to Thermo Electron's stockholders. We expect to pay amounts accrued for employee retention in 2001.

     Interest expense increased to $0.9 million in the first six months of 2000 from $0.3 million in the first six months of 1999. The increase is primarily due to interest expense incurred on borrowings used to fund the acquisition of Erich Jaeger, offset in part due to lower outstanding borrowings related to the acquisition of Medical Data Electronics.

     Our effective tax rate was 40% in the first six months of 2000 and 41% in the first six months of 1999. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

     1999 Compared with 1998

     Revenues increased to $358.6 million in 1999 from $306.4 million in 1998. Increases in revenues in the respiratory care segment of $34.6 million and the neuro care segment of $19.7 million were offset in part by a decrease in revenues in the specialty medical products segment of $2.1 million.

     Revenues in the respiratory care segment increased to $184.4 million in 1999 from $149.8 million in 1998, primarily due to the inclusion of $22.0 million in revenues from Erich Jaeger, which was acquired in July 1999. Revenues also increased due to higher demand for year 2000 compliant products.

     Revenues in the neuro care segment increased to $116.8 million in 1999 from $97.1 million in 1998. Revenues increased $12.5 million due to the inclusion of a full twelve months of revenues from Grason-Stadler, which was acquired in November 1998. Revenues also increased due to higher demand for year 2000 compliant products and enhanced product introductions, as well as $2.8 million of higher sales in Asia due to improved economic conditions there following uncertainty in 1998. These increases were offset in part by a decrease in revenues of $1.8 million from wireless patient monitoring systems due to lower demand.

     Revenues in the specialty medical products segment decreased to $57.4 million in 1999 from $59.5 million in 1998. Revenues decreased $1.8 million due to lower demand for fabricated metal components, particularly artificial hips. The segment's principal customer for this product reduced its purchases as part of measures to improve its inventory management.

     The gross profit margin was 48% in 1999 and 1998. The gross profit margin in the neuro care segment decreased to 46% in 1999 from 48% in 1998, primarily due to a decrease in revenues from wireless patient monitoring systems and inventory provisions of $0.7 million for this product line. This decrease was offset by an increase in the gross profit margin in the respiratory care segment due to $1.2 million of inventory provisions for obsolete mechanical ventilators in 1998.

     Selling, general and administrative expenses represented 29% of revenues in 1999 and 1998. Selling, general and administrative expenses increased by $13.2 million to $102.8 million in 1999, primarily due to the inclusion of $9.6 million of expenses at acquired businesses. In addition, selling, general and administrative expenses increased due to higher commissions and incentive compensation in the respiratory care and neuro care segments related to increased revenues and higher provisions for accounts receivable reserves in the respiratory care segment due to an increase in international revenues and an associated increase in the aging of accounts receivable.

     Research and development expenses increased to $18.5 million in 1999 from $14.2 million 1998. The increase in research and development expenses was primarily due to the inclusion of $3.9 million of expenses at acquired businesses.

     We recorded unusual costs of $0.8 million in 1998, primarily for severance costs for seven employees at SensorMedics.

     Interest expense increased to $1.4 million in 1999 from $1.0 million in 1998. The increase was a result of borrowings used to finance the acquisition of Erich Jaeger, offset in part due to lower outstanding borrowings related to the acquisition of Medical Data Electronics.

     In 1999, two of our subsidiaries recorded currency transaction gains totaling $0.4 million on short-term intercompany borrowings.

     The effective tax rate was 41% in 1999 and 1998. The effective tax rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

     1998 Compared with 1997

     Revenues increased to $306.4 million in 1998 from $267.5 million in 1997. Revenues increased by $26.2 million in the respiratory care segment, $8.6 million in neuro care segment and $4.0 million in the specialty medical products segment.

     Revenues in the respiratory care segment increased to $149.8 million in 1998 from $123.6 million in 1997. Revenues increased $24.7 million due to the inclusion of a full twelve months of revenues from Bear Medical Systems, which was acquired in October 1997. In addition, revenues increased due to the introduction of new products, offset in part by $1.7 million of lower revenues in Asia due to economic uncertainty in that region.

     Revenues in the neuro care segment increased to $97.1 million in 1998 from $88.4 million in 1997. Revenues increased $9.9 million due to the acquisitions of Nicolet Vascular in August 1997 and Grason-Stadler in November 1998. This increase was offset in part by a $3.8 million decrease in revenues from existing businesses, primarily due to economic uncertainty in Asia.

     Revenues in the specialty medical products segment increased to $59.5 million in 1998 from $55.4 million in 1997. The increase resulted primarily from higher sales of fabricated metal components due to increased demand for artificial hips from the segment's principal customer for this product. This increase was offset in part by $2.2 million of lower demand for surgical smoke evacuation equipment primarily due to disruption caused by a change in distribution channels from distributor sales to direct sales.

     The gross profit margin decreased to 48% in 1998 from 50% in 1997. The decrease was primarily due to lower margins in the respiratory care segment as a result of the inclusion of lower-margin revenues from Bear Medical Systems for the full twelve months in 1998 as well as inventory provisions of $1.2 million for obsolete mechanical ventilators at Bear Medical Systems. In addition, the gross profit margin in the neuro care segment decreased, primarily due to the expansion of lower-margin sales to national buying segments. These decreases in gross profit margin were offset in part by higher margins at the specialty medical products segment due to increased revenues.

     Selling, general and administrative expenses as a percentage of revenues decreased to 29% in 1998 from 31% 1997. This decrease was primarily due to the inclusion of a full twelve months of lower selling, general and administrative expenses as a percentage of revenues at Bear Medical Systems and an increase in revenues. Selling, general and administrative expenses increased $6.4 million in 1998 to $89.6 million, primarily due to the inclusion of expenses at acquired businesses.

     Research and development expenses increased to $14.2 million in 1998 from $11.9 million in 1997, due to the inclusion of $2.3 million in expenses from Bear Medical Systems.

     We recorded unusual costs of $0.8 million in 1998 and unusual income of $1.3 million in 1997. Unusual costs in 1998 were primarily for severance for seven employees at SensorMedics. Unusual income in 1997 consists of income of $1.5 million recorded at SensorMedics related to the termination of its post-retirement benefits plan, partially offset by $0.2 million of severance costs at SensorMedics.

     Interest expense decreased to $1.0 million in 1998 from $1.5 million in 1997, primarily due to lower outstanding borrowings related to the acquisition of Medical Data Electronics.

     Our effective tax rate was 41% in 1998 and 1997. The effective tax rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

     LIQUIDITY AND CAPITAL RESOURCES

     Consolidated working capital was $55.9 million at July 1, 2000, compared with $50.0 million at January 1, 2000. Cash and cash equivalents were $6.4 million at July 1, 2000, compared with $3.0 million at January 1, 2000.

     During the first six months of 2000, our operating activities provided $16.6 million of cash. Cash of $11.8 million was provided by a decrease in accounts receivable due to lower revenues in the second quarter of 2000 compared with the fourth quarter of 1999. Cash of $8.5 million was used to fund an increase in inventories, primarily at the respiratory care segment due to a decline in revenues and replenishment of year-end inventory levels following strong fourth quarter 1999 sales. The specialty medical products segment also increased inventories from the year-end 1999 level, due to the effect of improved inventory management measures by the segment's principal customer for artificial hips. In addition, $7.6 million in cash was used to fund a decrease in other current liabilities, primarily accrued payroll and employee benefits.

     In the first six months of 2000, we expended $4.1 million for the purchase of property, plant and equipment. During the remainder of 2000, we expect to make capital expenditures of approximately $5.0 million for the purchase of additional property, plant and equipment.

     During the first six months of 2000, our financing activities used cash of $8.9 million, primarily for transfers to Thermo Electron.

     During 1999, our operating activities provided $37.2 million of cash. Cash provided by operations was offset in part by $20.4 million of cash to fund an increase in accounts receivable, primarily in the respiratory care segment due to higher revenues and an increase in fourth quarter shipments in 1999 over 1998. An increase in other current liabilities provided $8.9 million of cash, primarily consisting of accrued payroll and benefits that were paid in 2000.

     Our primary investing activity in 1999 was the acquisition of Erich Jaeger for $28.4 million in cash, net of cash acquired. We also expended $7.0 million for the purchase of property, plant and equipment.

     During 1999, our financing activities used cash of $1.2 million. We borrowed $40.2 million from a wholly owned subsidiary of Thermo Electron to finance the acquisition of Erich Jaeger and repay a portion of Erich Jaeger's debt. Cash of $18.3 million was used to repay long-term obligations, and cash of $22.1 million was transferred to Thermo Electron.

     As of July 1, 2000, Thermo Electron had advanced to us $39.0 million relating to the acquisition of our Erich Jaeger subsidiary. This advance is due on demand by Thermo Electron. Thermo Electron has advised us that it plans to refinance this amount on our behalf with a third party on a long-term basis. If such efforts are not completed prior to the distribution, Thermo Electron has agreed to convert the debt to a two-year balloon note with interest payable quarterly at an annual rate of eight percent.

     In accordance with the terms of the distribution agreement, immediately prior to the distribution, we will transfer to Thermo Electron all of our cash and cash equivalents, other than the cash and cash equivalents of our foreign subsidiaries. Cash and cash equivalents in the accompanying balance sheet represent cash of our foreign subsidiaries.

     We believe that, in order to grow our business, we need to raise approximately $50 to $100 million in the next 12 months. We plan to raise these funds by conducting an initial public offering of shares of our common stock. We may be unable to complete a public offering for a number of reasons, including adverse market conditions or adverse developments in our business following the distribution. If we are unable to complete a public offering of shares of our common stock on acceptable terms or at all, we may be required to revise our business plan to reduce expenditures, including curtailing our growth strategies, ceasing planned acquisitions or reducing product development efforts. In addition, if we do not conduct a public offering within one year of the distribution, the distribution could become taxable to us, Thermo Electron and the stockholders of Thermo Electron who receive shares of our common stock in the distribution.

         Beyond the next 12 months, our capital requirements will depend on many factors, including the rate of our sales growth, market acceptance of our new and existing products, the success of our product development efforts, capital spending policies of our customers, government spending policies and general economic conditions. Although we are not a party to any agreement or letter of intent with respect to a potential transaction, we may enter into acquisitions or strategic arrangements in the future that could require us to seek additional debt or equity financing.

         MARKET RISK

     We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which could affect our future results of operations and financial condition. We manage our exposure to these risks through our regular operating and financing activities.

         Foreign Currency Exchange Rates

     We generally view our investment in foreign subsidiaries with a functional currency other than our reporting currency as long-term. Our investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of our foreign subsidiaries are principally denominated in German marks. The effect of a change in foreign exchange rates on our net investment in foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholder's investment. A 10% fluctuation in fiscal year-end 1999 functional currencies would not have a material impact on shareholder's investment. A 10% appreciation in fiscal year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $312,000 reduction of shareholder's investment.

         Interest Rates

     Our cash, cash equivalents and variable-rate short-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income and expense due to the difference between the current interest rates on cash, cash equivalents and the variable-rate short-term obligations and the rate that these financial instruments may adjust to in the future. A 10% increase in fiscal year-end 1999 interest rates would result in a negative impact of $86,000 on our net income. A 10% decrease in fiscal year-end 1998 interest rates would result in a negative impact of $7,000 on our net income.

                                    BUSINESS

     OVERVIEW

     We design, manufacture and market a variety of medical devices, instruments and specialty products for use in the delivery of a range of healthcare services. We conduct our operations through the following three groups:

     - Our respiratory care group designs, manufactures and markets products for the diagnosis and treatment of respiratory-related disorders, including mechanical ventilators, diagnostic equipment for respiratory and circulatory disorders and instruments for diagnosing sleep-related disorders.

     - Our neuro care group designs, manufactures and markets products for use in the diagnosis and monitoring of nerve, brain, hearing and other disorders, as well as a line of wireless patient monitoring systems.

     - Our specialty medical products group designs, manufactures and markets products for a range of medical uses, including surgical implant components, critical care tube feeding systems, medical grade polyurethanes and surgical barrier control systems.

In addition, we are developing a variety of new, high value healthcare products for the respiratory and neuro care markets, including therapy and information-based products. We sell our products to hospitals, alternate care sites, clinical laboratories and other customers on a worldwide basis. In addition, we sell our specialty materials and a limited number of other products to original equipment manufacturers.

     The following table sets forth the revenues generated by each of our operating groups during fiscal 1999, 1998 and 1997.

                                                      1999                         1998                        1997
                                                      ----                         ----                        ----
OPERATING GROUP
                                             REVENUES     PERCENTAGE      REVENUES     PERCENTAGE      REVENUES     PERCENTAGE
                                               (IN         OF TOTAL         (IN         OF TOTAL         (IN         OF TOTAL
                                            THOUSANDS)     REVENUES       THOUSANDS)    REVENUES      THOUSANDS)     REVENUES
                                            ----------     --------       ----------    --------      ----------     --------
Respiratory Care Group.....................   $184,371       51.4%         $149,813       48.9%        $123,600       46.2%
Neuro Care Group...........................   $116,784       32.6%         $ 97,088       31.7%        $ 88,441       33.1%
Specialty Medical Products Group...........   $ 57,398       16.0%         $ 59,462       19.4%        $ 55,423       20.7%

Two classes of products offered by our respiratory care group, ventilators and pulmonary function testing equipment, including product sales, service and replacement parts, accounted for approximately 23.2% and 15.5% of our total revenues in fiscal 1999. International revenues from continuing operations, including export revenues from the United States, accounted for approximately 34%, 32% and 31% of our total revenues in 1999, 1998 and 1997. The operating results of our respiratory care, neuro care and specialty medical products groups are discussed in more detail in note 10 to our consolidated financial statements included elsewhere in this information statement.

     We compete in a number of rapidly growing segments of the healthcare industry. We estimate that, from 1995 to 1999, worldwide healthcare expenditures in the respiratory care market grew at an annual rate of 10% and worldwide healthcare expenditures in the neuro care market grew at an annual rate of 8%. We believe that we are the worldwide market leader in several of the areas in which we compete, including the areas of neurodiagnostic instrumentation, lung function testing, pediatric ventilation and high frequency oscillating ventilation. In addition, we believe that we have the second largest installed base of mechanical ventilators worldwide.

     Our subsidiaries historically have conducted their operations largely as autonomous, unaffiliated businesses. As part of our spin-off from Thermo Electron, we plan to manage the operations of our subsidiaries in a more integrated manner.

OUR HISTORY

     We operate through a number of subsidiaries and divisions that have significant experience and brand name recognition in their markets. Although we have owned some of these subsidiaries for more than three years, we recently acquired several subsidiaries and operating divisions from Thermo Electron in connection with its corporate restructuring. See "The Distribution -- Background and Reasons for the Distribution -- Thermo Electron Reorganization."

     The following table sets forth the principal subsidiaries and divisions that comprise our business.

SUBSIDIARY                           OPERATING GROUP       PRINCIPAL PRODUCTS                  COMMENCED       ACQUIRED BY
                                                                                               OPERATIONS      THERMO ELECTRON
Bear Medical Systems Inc.            Respiratory Care      Mechanical ventilators              1972            October 1997
Bird Medical Technologies Inc.       Respiratory Care      Mechanical ventilators              1954            October 1995
Erich Jaeger GmbH                    Respiratory Care      Pulmonary function testing and      1954            July 1999
                                                           metabolic equipment
SensorMedics Corporation             Respiratory Care      Pulmonary function testing          1983            July 1996
                                                           equipment, sleep diagnostic
                                                           equipment and specialized
                                                           ventilators
Grason-Stadler, Inc.                 Neuro Care            Hearing diagnostic equipment        1949            November 1998
Medical Data Electronics, Inc.       Neuro Care            Wireless patient monitoring         1979            July 1996
                                                           systems
Nicolet Biomedical Inc.              Neuro Care            Neurodiagnostic equipment           1967            August 1993
Nicolet Vascular Inc.                Neuro Care            Peripheral vascular testing         1976            August 1997
                                                           equipment
Bird Life Design Corporation         Specialty Medical     Disposable respiratory products     1991            October 1995
                                     Products
Corpak LLC                           Specialty Medical     Critical care feeding tubes         1980            April 1986
                                     Products              and disposable respiratory
                                                           accessories
Stackhouse, Inc.                     Specialty Medical     Surgical barrier control            1936            October 1995
                                     Products              systems
Thermedics Polymer Products          Specialty Medical     Medical grade polyurethanes         1983            Not applicable
                                     Products              and polyurethane films
Tecomet Inc.                         Specialty Medical     Surgical implant components         1964            Not applicable
                                     Products              and medical imaging components


OUR STRATEGY

     Our objectives are to expand our core businesses and to offer new products and services in the high value therapy and information segments of the respiratory care and neuro care markets. We are pursuing a number of strategies intended to achieve these objectives, some of which are based on our spin-off from Thermo Electron and others are based on specific business plans.

     Our Spin-Off Related Strategies

     We plan to take advantage of the opportunities presented by the consolidation of the several subsidiaries and divisions that comprise our business and our spin-off from Thermo Electron by pursuing the following strategies:

     - Better integrating our operations. We plan to better integrate our research and development, manufacturing and sales and marketing organizations to more efficiently use our assets and business infrastructure. For example:

          - A number of our subsidiaries maintain product service organizations with similar expertise. We believe that we can extend the service coverage, and therefore the marketability, of many of our product lines by expanding the breadth of products covered by each of our service organizations to include similar products of our other subsidiaries.

          - We recently implemented an initiative to pool the research and development expertise of our Erich Jaeger, Nicolet Biomedical and SensorMedics staff involved in the area of diagnostic brain wave products to create more robust brain wave amplifiers.

          - A number of our subsidiaries have global sales and marketing organizations with strengths in particular geographic areas. For example, our Erich Jaeger subsidiary has historically had a greater presence in Europe, South Africa and the Middle East than our other subsidiaries. We plan to utilize these sales and marketing organizations to introduce products of other subsidiaries into additional geographic markets.

     - Exploiting increased economies of scale. We believe that the combination of the operations of our various subsidiaries into one company and a more coordinated management of our business will enable us to achieve economies of scale that were unavailable to our subsidiaries prior to our spin-off from Thermo Electron. For example, we believe that we can obtain better terms and coverage of an increased number of products from group purchasing organizations and suppliers by negotiating as a unified company rather than on a subsidiary-by-subsidiary basis.

     - Access capital markets. We believe that, in order to grow our business, we need to raise approximately $50 to $100 million in the next 12 months. We plan to raise these funds by conducting an initial public offering of shares of our common stock, which we may supplement with subsequent public offerings or private placements of debt or equity. We believe that the capital markets prefer "pure play" companies over conglomerates engaged in a variety of unrelated businesses. We therefore believe that we can raise funds on better economic terms as an independent medical products company than as a majority-owned subsidiary of Thermo Electron. We will only make a public offering of shares of our common stock by means of a prospectus complying with the requirements of the Securities Act, and this information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of our common stock.

     Our Business-Related Strategies

     We plan to expand our existing respiratory care, neuro care and specialty medical products businesses and move into the high value therapeutic and information-based segments of the respiratory care and neuro care markets. Key elements of our strategy to achieve these objectives include:

     - Developing high value products. We plan to capitalize on our expertise and our relationships with physicians and other medical caregivers in the respiratory care and neuro care markets to develop new, high value products for the respiratory care and neuro care markets, including therapy and information-based products. We are conducting research and development focused on a number of potential therapeutic products, including:

          - an inhaled drug delivery device for administering drugs for the treatment of asthma and other disorders into the respiratory system more efficiently than traditional methods;

          - a device to measure the level of consciousness of a patient under anesthesia; and

          - a device to rapidly clear gases, such as carbon monoxide, from the blood.

          We also are conducting ongoing research and development efforts focused on information-based products. For example, we are developing a large scale asthma management program designed to reduce asthma-related hospitalization and overall asthma treatment costs.

     - Establishing new sales channels. While we continue to market our products to hospitals and healthcare providers, we also plan to market select products directly to insurance companies, health maintenance organizations and governmental entities. For example, we plan to market our large scale asthma management program to insurance companies, which could benefit from the reduction in costs that we expect to result from this program.

     - Strengthening competitive position through continuous product improvements and extensions. We plan to continually develop product enhancements and next-generation products to strengthen our competitive position. We currently are developing a number of product enhancements and next-generation products, including:

          - an adult high frequency oscillating ventilator, which would assist patient breathing with a reduced risk of damage to the lungs;

          - a new transcranial doppler sonograph, which is a device that measures brain blood flow during surgery; and

          - a hood and gown set for preventing contamination in pharmaceutical and semiconductor manufacturing.

     - Acquiring strategic businesses, products and technologies. We plan to pursue strategic acquisitions of businesses, products and technologies that will provide us with additional industry expertise, enhance our product development capacity and enable us to offer more complete product lines to our customers. We believe that it is often more cost effective to target an attractive market segment through the acquisition of established, smaller, focused businesses that enjoy favorable reputations and have developed technological expertise than to enter the segment through internal product development.

OUR PRODUCTS

     We offer a variety of respiratory care, neuro care and specialty medical products for use in the delivery of a range of healthcare services.

RESPIRATORY CARE PRODUCTS

     In General

     Our respiratory care group designs, manufactures and markets a variety of medical devices for the diagnosis and treatment of respiratory-related disorders. Our product offerings include:

     -    mechanical ventilators;

     -    diagnostic equipment for respiratory and circulatory disorders; and

     -    diagnostic and therapeutic equipment for sleep-related disorders.

The applications of our respiratory care products vary from intensive care to home care and from surgery to ambulatory out-patient settings. However, these products generally share a common therapeutic or diagnostic focus on breathing and the adequate availability of oxygen throughout the body.

     We market our respiratory care products in the United States and internationally to a variety of customers, including hospitals, clinics, private physicians, research centers and original equipment manufacturers. We offer these products under a number of brand names, including:

     -    Bird Products,

     -    Bear Medical Systems,

     -    Erich Jaeger and

     -    SensorMedics.

     Our Mechanical Ventilators

     We design, manufacture and market a range of mechanical ventilators and related products for use by hospitals and medical professionals. Mechanical ventilators assist patients who are unable to breathe adequately for themselves due to disease or injury. These devices pump heated, humidified, oxygen-enriched air into the lungs at regulated pressures, volumes and times in order to approximate normal breathing or to modify breathing to treat disorders. Mechanical ventilators may be stationary or portable. They are typically configured either for adult or pediatric use.

     We market our mechanical ventilators worldwide under the Bird Products, Bear Medical Systems and SensorMedics brand names.

     Adult Ventilators. Adult patients who require respiratory support from a ventilator include sufferers of severe lung disease and those who have experienced trauma, burns or near-drowning. Adult ventilators also assist patient breathing during and after surgery until the effects of general anesthesia have dissipated.

     We offer a range of adult ventilators for institutional and home use, including:

     - T-Bird Ventilator, a full-featured adult and pediatric ventilator that can be powered by a battery and used without an air compressor, thereby facilitating the movement of patients;

     - Bear 1000 Adult Ventilator, a full-featured ventilator for intensive care applications; and

     - Bird 8400 STI, a full-featured adult ventilator for critical care applications.

We also offer several portable adult ventilators, such as the Legacy, the Avian and the Bear 33, which are primarily used for home care, patient transport and military applications. Our adult ventilators range in price from $5,000 to $30,000, depending on modes of operation, portability, software and other features.

     Infant and Pediatric Ventilators. Infant and pediatric ventilators are similar in function to adult ventilators but deliver smaller amounts of oxygen at lower pressures than adult ventilators. Infants and children requiring respiratory support from a ventilator include:

     - prematurely delivered infants with respiratory distress syndrome, a condition whereby a premature infant's underdeveloped lungs cannot properly transfer oxygen into the blood or remove carbon dioxide from the blood;

     -    infants and children in post-operative care;

     - infants with chronic pulmonary diseases or neuromuscular diseases, such as bronchopulmonary dysplasia, a chronic lung disease affecting premature infants; and

     -    victims of trauma or acute infections.

     We currently offer a range of infant and pediatric ventilators, including the Bird V.I.P. and the Bear Cub 750 ventilators. Each of these products provides for air flow in synchronization with a patient's normal breathing patterns, thereby reducing the strain on an infant's lungs. Our Bear Cub ventilator, which we introduced in 1981, was among the first ventilators specifically designed for use with infants. The Bear Cub 750 is designed for newborns and patients under 35 kg. We designed the Bird V.I.P. for use with newborns and patients under 60kg. Our infant and pediatric ventilators range in price from $8,000 to $22,000, depending on product features and functionality.

     High Frequency Ventilator. High frequency ventilators are specialized ventilators designed to reduce the damage to a patient's lungs that may be caused by the continuous expansion and compression characteristic of traditional mechanical ventilation. The SensorMedics 3100 HFOV, our high frequency oscillating ventilator, delivers up to 900 very rapid, small volume breaths per minute. This product provides superior oxygenation at much lower pressures, which reduces lung damage as compared with conventional ventilators and other types of high frequency ventilators. The FDA first approved the 3100 HFOV for use in newborns between 0.54 and 4.6 kg in weight in 1991. In 1994, the FDA approved the 3100 HFOV for use in children in acute respiratory failure with no upper weight limit. We offer the 3100 HFOV at a price of $28,000. We also offer the 3100 HFOV on a short-term rental basis through an arrangement with a national medical equipment supplier.

     Related Products. We offer a variety of related respiratory care products, including:

     - air/oxygen blenders, which are ventilator components that regulate, in specific concentrations, the oxygen delivered by a mechanical ventilator;

     - ventilator accessories, such as air compressors, heated humidifiers and mounting stands; and

     - monitoring devices that measure the volume of gas entering and exiting a patient's lungs during mechanical ventilation.

     Our Pulmonary Function Testing Equipment

     We design, manufacture and market an extensive line of pulmonary function testing equipment for use by a variety of healthcare providers, including hospitals and research centers. Pulmonary function testing equipment measures and analyzes breathing in order to evaluate the condition of the heart, lungs and metabolism. These instruments assist in the diagnosis of heart and lung disease and in the evaluation of a patient's fitness and metabolic condition. In pulmonary function testing, a patient typically breathes into a mouthpiece connected to a diagnostic instrument. This instrument measures the gas concentration, air flow and air volume and collects data on the level of exchange of oxygen and carbon dioxide in the patient's lungs.

     We market our pulmonary function testing equipment internationally under the SensorMedics and Erich Jaeger brand names. We believe that our SensorMedics and Erich Jaeger subsidiaries are collectively the largest manufacturer of pulmonary function testing equipment worldwide.

     We offer a broad line of pulmonary function testing equipment, from basic spirometry products, which measure the rate and volume of breathing, to complete pulmonary function and metabolic systems, which measure a range of heart, lung and metabolic functions. Our principal pulmonary function testing products are:

     - SensorMedics VMAX, a portable pulmonary function and metabolic diagnostic system designed for use primarily by healthcare providers. VMAX is a modular system that allows end-users to tailor it to their specific needs and to add diagnostic functions as those needs change. VMAX may be configured in a variety of ways, ranging from a simple spirometry system to a full-featured pulmonary function and metabolic diagnostic lab. We market VMAX at prices ranging from $5,000 to $50,000, depending on the scope of available testing, patient handling capabilities, analysis software and other options.

     - Erich Jaeger MasterScreen, a full-function, pulmonary function and metabolic diagnostic system for use primarily by healthcare providers. Our MasterScreen series of products are similar to the VMAX system, but are constructed in a more integrated fashion. We plan to continue to offer both products in order to meet varying customer requirements and preferences. We market MasterScreen primarily outside the United States at prices ranging from $34,000 to $85,000, depending on product features.

     Our Sleep Diagnostic Testing Equipment

     We offer a complete line of specialized sleep diagnostic testing equipment. These products measure a variety of respiratory and neurological functions to assist in the diagnosis and monitoring of sleep disorders, such as snoring and obstructive sleep apnea, a condition whereby a person stops breathing intermittently during sleep. Our products range from basic sleep diagnostic systems that monitor one patient, such as the SensorMedics SomnoTract, to a networked, modular, expandable sleep lab that can monitor multiple patients simultaneously, such as the SensorMedics SomnoStar. We offer our sleep diagnostic testing equipment at prices ranging from $8,000 for a small, portable monitor capable of tracking eight respiratory parameters to $200,000 for 24-channel combined respiratory and neurology systems, often in configurations of two to eight beds.

NEURO CARE PRODUCTS

     In General

     Our neuro care group designs, manufactures and markets a comprehensive line of neurodiagnostic systems and a line of wireless patient monitoring systems. We market our neurodiagnostic and patient monitoring products worldwide to a variety of customers, including hospitals, universities, clinics and physicians offices. We offer these products under a number of well-known brand names, including:

     -    Grason-Stadler,

     -    Nicolet Biomedical,

     -    Medical Data Electronics and

     -    Nicolet Vascular, IMEX and EME.

We believe that our Nicolet Biomedical subsidiary is the world leader in annual sales of neurological instrumentation used in neurodiagnostic testing and long-term epilepsy monitoring.

     Our Neurodiagnostic Products

     We design, manufacture and market a comprehensive line of instruments, referred to as neurodiagnostic systems, that measure, display and analyze electrical impulses in a patient's brain, nerves, muscles and other organs. Physicians and technologists use these data to assist in the diagnosis of neurological, brain, auditory, psychological, learning and sleep disorders.

     We offer a range of products that address the principal areas of neurodiagnostics, including:

     Electromyography and Evoked Potential. We offer a line of instruments for electromyography and evoked potential. Electromyography, or EMG, is the measurement of electrical activity in the nerves and muscles. Evoked potential, or EP, is the monitoring of patient response to stimuli in order to evaluate the condition of specific nerve pathways. Physicians and technicians in the fields of neurology, physical medicine and rehabilitation use EMG and EP data to confirm the diagnosis of various diseases and disorders, including Lou Gehrig's disease, multiple sclerosis and spinal cord injury. Our principal EMG and EP diagnostic product is the Nicolet Biomedical Viking, which we believe offers the highest quality signal currently available to distinguish electrical impulses within the body from background noise. We believe that the success of the Viking results from its high signal quality, reliability and modular design. We offer the Viking line of products at prices ranging from $16,500 to $85,000, depending on the number of channels measured, reporting capabilities, exam options and other product features.

     Electroencephalography. We offer a line of instruments for electroencephalography. An electroencephalograph, or EEG, is a visual display of electrical activity generated by nerve cells in the brain. By placing electrodes on the scalp, the brain's activity can be amplified and displayed in rising and falling potentials called brain waves. Physicians use EEGs primarily for epilepsy diagnosis and monitoring of surgical and pharmaceutical treatments. Our principal EEG diagnostic product is the Nicolet Biomedical AllianceWorks digital EEG monitor, which allows screening of brain wave abnormalities. We offer the AllianceWorks line of products at prices ranging from $22,000 to $35,000, depending on software options, including report generation, digital video and signal spike detection.

     Epilepsy Monitoring. We offer a line of EEG products for long term epilepsy monitoring. Our BMSI epilepsy monitoring system combines EEG data with digital video of a patient to enable a physician to assess the frequency and severity of epileptic seizures over a multiple day period, typically three or four days. Our system helps the physician to locate the site of epileptic seizures in the brain and to determine the proper dosage of drug therapies for treatment of a particular patient. We offer our epilepsy monitoring systems at prices ranging from $35,000 to $90,000, depending on the number of channels of brain wave data monitored and software options.

     Audiology. We offer a variety of audiology diagnostic instruments. Audiology is the assessment of hearing, auditory performance and balance disorders using a variety of testing techniques, including the evaluation of the function of the ear and the measurement of neural responses to sound. We offer a broad range of audiology diagnostic instruments for middle ear testing in adults and children that we market under the Grason-Stadler and Nicolet brand names. We also offer instruments for evaluating balance disorders, such as the Nystar In-Windows(R), a system that analyzes reflexive eye movements in response to visual stimuli. We offer our audiology diagnostic instruments at prices ranging from $400 to $25,000, depending on the type of measurement, the portion of the auditory system assessed and the associated computer processing capabilities. In September 1999, we introduced the GSI 70, an infant hearing screener for early detection of hearing disorders that could affect the development of speech and language abilities in children. We offer this product at prices ranging from $3,500 to $6,500, depending on its configuration for single or multiple patient use and patient data management features.

     Intra-Operative Monitoring. We offer a line of products for monitoring nerve pathways during spine, skull or muscle surgery to reduce the possibility of nerve damage. Our intra-operative monitoring products assist surgeons in preserving the functional integrity of a patient's circulatory and nervous systems during and after complex surgical procedures, such as vascular reconstruction and tumor removal. Our Nicolet Biomedical subsidiary was a pioneer in the area of intra-operative monitoring of nerve pathways, with the introduction of the Viking IOM in 1991. In the third quarter of 2000, Nicolet Biomedical introduced the Bravo Endeavor, a sophisticated 16-channel intra-operative monitoring system providing simultaneous EEG, EP and EMG monitoring for use in the operating room and intensive care units. We offer the Bravo Endeavor at prices ranging from $50,000 to $70,000, depending on portability, stimulators and software options.

     Related Products. We offer a variety of products related to our neurodiagnostic instruments, including:

     - Medical pocket dopplers, which are instruments that detect fetal heartbeats and blood clots in the legs. We market these products under the Nicolet Vascular brand name.

     - Transcranial doppler sonographs, which are instruments that measure blood flow in the brain. We market these products under the Nicolet Vascular brand name.

     - Nic Vue Patient Administrator database software, which manages patient data from multiple Nicolet Biomedical applications and across multiple patient visits. This software enables the review of data acquired across Nicolet Biomedical's neurodiagnostic systems.

     - Sleep study systems that measure a variety of neurological functions to assist in the diagnosis and monitoring of sleep disorders, which we market under the Ultrasom brand name.

     Many neurodiagnostic systems are designed to function only on one model of a personal computer and with a specified version of an operating system. Upgrades in personal computers or the release of a newer version of a specified operating system can render these neurodiagnostic systems obsolete. In contrast, Nicolet Biomedical has designed its neurodiagnostic systems to function on all Windows-compatible personal computer systems to prevent its products from becoming obsolete in the short-term as a result of changes in personal computer technologies.

     Our Wireless Patient Monitoring Systems

     We design, manufacture and market a variety of wireless patient monitoring systems which measure, display and document a variety of vital signs, including heart activity, blood pressure, pulse rate, blood oxygen levels, body temperature, respiration rate and other specialized parameters. These systems enable hospitals to relocate patients who require monitoring but do not otherwise need to be in an intensive care unit to lower cost settings. We market our wireless patient monitoring systems to hospitals worldwide.

     We offer our wireless, portable patient monitors under the Escort brand name. Our Escort wireless monitors are capable of monitoring up to 11 vital signs and transmitting this information over radio frequencies to a monitoring station. These monitors are well suited for emergency room use, where critical care patients often require transportation to other areas of the hospital. We offer our Escort wireless monitors at prices ranging from $6,000 to $16,000, depending on the configuration required for specific applications.

     We also offer a computer-based wireless central monitoring station for our Escort wireless monitors that we market under the Escort Vision brand name. The Escort Vision central monitoring station provides centralized, real-time patient monitoring, alarm surveillance and documentation for up to 16 patients. Because the Escort Vision central monitoring station receives patient data by radio signal, it provides hospitals with flexibility in designing a patient monitoring system and may be moved easily to different areas of a hospital. We offer the Escort Vision central monitoring station at prices ranging from $20,000 to $30,000, depending on its intended use.

     We also offer a line of telemetry transmitters that transmit data about a patient's cardiovascular system, such as blood pressure and pulse, to a central monitoring station. Telemetry systems are used in post-coronary care and other situations where a patient requires heart monitoring but is allowed freedom of movement as part of the recovery process. We market these products under the Guardian brand name at prices ranging from $1,000 to $2,500, depending on heart and blood oxygen level monitoring capabilities.

SPECIALTY MEDICAL PRODUCTS

     Our specialty medical products group designs, manufactures and markets critical care disposable devices and specialty products and materials. We market our critical care disposable products, such as our feeding tubes, disposable respiratory accessories and surgical barrier control systems, to hospitals and clinics worldwide. We market our specialty products and materials, such as our medical grade plastics, called polyurethanes, to original equipment manufacturers for inclusion in their products.

     Our Critical Care Disposables

     We design, manufacture and market a variety of critical care disposable products, including:

     - Specialty feeding tubes that supply nutrition to critically ill or compromised patients by a tube that runs from the nose into the stomach or small bowel. This allows easily-digested nutrients to be delivered into a patient's digestive tract rather than into the blood stream. Our specially designed tubes can be placed into the small bowel at the patient's bedside by the nursing staff, without any special equipment, thus avoiding patient transport and physician involvement. We market these products under the Corflo brand name.

     -    Neonatal/Pediatric devices, such as:

          - Closed suctioning system that assists infants who require mechanical ventilation by maintaining an open airway and ensuring that the lungs remain inflated. We market this product under the Neo Link brand name.

          - Farrell Gastric Relief System that eliminates the gas and fluid buildup common in infants suffering from digestive complications, thereby allowing the delivery of nutrients into the stomach. We market this product under the Corflo brand name.

     - Disposable respiratory accessories that assist a patient's breathing during surgery or trauma. We market these products under the Pulmonex brand name. Our disposable respiratory accessory products include:

          -    ventilator masks;

          - resuscitation bags, which enable manual ventilation during cardio-pulmonary resuscitation;

          - hyperinflation circuits, which assist infants and small children in breathing during suctioning procedures and patient transport; and

          - KidO2 oxygen delivery system, which resembles a toy bear and delivers oxygen to pediatric patients.

     - Surgical implant components, which are fine metal parts used in reconstructive surgery of bones and joints. We market implant components to original equipment manufacturers that design and distribute orthopedic implants worldwide.

     - Surgical barrier control systems, which protect both patients and doctors from contamination introduced into the operating room. We market these products to hospitals worldwide under the Stackhouse brand name. Our principal surgical barrier control systems are:

          - Freedom Mark IV Surgical Helmets and ACS Surgical Face Shields, which are head protection devices that protect surgeons from contamination introduced into the operating room; and

          - Versa Vac 2 and Intellivac Surgical Smoke Evacuation Systems, which are air filtration systems that collect the smoke plume created from vaporizing tissue during a laser surgery or electrosurgery procedure.

     Our Specialty Materials and Products

     We design, manufacture and market a variety of specialty products and materials for inclusion by original equipment manufacturers in their products. Our specialty products and materials include:

     - Medical imaging components that limit the "scatter" of high resolution images of patient anatomy, such as an X-ray image, thereby sharpening the image.

     - Medical-grade polyurethanes that are used to make catheters that go into the body, stents that prop open blood vessels and as part of implantable devices, such as pacemakers. We market our medical-grade polyurethanes under the Tecoflex brand name.

     - Polyurethane films that are used in a variety of applications, including security glazing for anti-ballistic windows and protective coatings for computer monitor screens.

OUR PRODUCTS UNDER DEVELOPMENT

     We plan to capitalize on our expertise and our relationships with physicians and other medical caregivers in the respiratory care and neuro care markets to expand our business into high value opportunities, including therapy and information-based products. In addition to developing new products, we plan to enhance and extend our existing product lines and develop new products, which we call next generation products, to broaden our existing portfolio of respiratory care, neuro care and specialty medical products.

     Therapy and Information-Based Products

     We are developing a number of therapy and information-based products, including those described below.

     Asthma Diagnosis and Management. We are developing a large scale asthma management program designed to reduce asthma-related hospitalization. Asthma is a chronic respiratory disorder in which inflammation in the airways of the lungs causes difficulty breathing. The National Center for Health Statistics estimates that, as of 1996, more than 14 million people in the United States suffered from asthma; approximately 4.4 million of whom were children. A report published in The New England Journal of Medicine estimates that the cost for asthma treatment in the United States was approximately $7.5 billion in 1998.

     Patients who are enrolled in our asthma management program breathe into a small hand-held device twice a day. The device measures the patient's lung function and transmits the data via telephone line to an asthma case manager, who reviews the data and recommends changes in medication.

     In 1998, we collaborated with a pharmaceutical company to institute a pilot study for our asthma management program in South Africa. During this study, which lasted 12 months, approximately 68 patients were monitored on a daily basis. Asthma-related hospitalizations among participants in the pilot program decreased by 68% compared to a similar-sized control group. We recently implemented a second pilot study in Germany and have expanded the study in South Africa.

     We do not believe that this program will require FDA approval prior to marketing in the United States. We expect to market this program to medical insurers and health maintenance organizations in the United States.

     Inhaled Drug Delivery Device. We are developing an electrohydrodynamic, or EHD, nebulizer which provides for the administration of a drug in a uniform particle size. A variety of pharmaceuticals, including albuterol, a drug commonly prescribed for the treatment of asthma, are administered through the use of a nebulizer. A nebulizer is a device that transforms a liquid drug into a vapor, thereby permitting the administration of the drug into the respiratory system. Traditional nebulizers provide for an uneven particle size, which causes approximately 80% of the administered drug to end up in the mouth, throat and stomach, with only 20% reaching the lungs.

     Because our EHD nebulizer delivers a drug in a uniform particle size, approximately 75% of the administered drug ends up in evenly dispersed concentrations in the lungs. We believe that this product has particular application in the treatment of asthma and in the delivery of therapeutic agents for the treatment of diseases such as cystic fibrosis, adult respiratory distress syndrome and lung cancer.

     We believe that our EHD nebulizer will require 510(k) clearance from the FDA prior to marketing in the United States. In addition, we expect that each drug planned for use with our EHD nebulizer will require separate FDA approval under applicable drug approval procedures. We plan to commence clinical trials of our EHD nebulizer with albuterol in 2001.

     Consciousness Monitor. We are developing a consciousness monitor to accurately assess a patient's level of consciousness when under the effects of anesthesia. Clinical trials of this product are in process. We expect to file with the FDA for 510(k) clearance in 2001.

     SeizeAlert Seizure Detection and Prediction Monitor. We are developing a seizure detection and prediction monitor to accurately predict an epileptic seizure from 45 minutes to two hours before its onset. We are developing this product in conjunction with Oak Ridge National Laboratory. We plan initially to configure this product for long-term epilepsy monitoring in clinics, but expect eventually to market a wearable form for use outside of the hospital. We have conducted clinical trials of the stationary version of this product in over 400 patients and expect to complete these clinical trials by the end of 2000. We believe that our seizure detection and prediction monitor will require 510(k) clearance from the FDA prior to marketing in the United States.

     Gas Clearance and Rebreathing Device. We are developing a device that rapidly clears gases such as carbon monoxide and some anesthesias from the blood. This device also allows a patient to rebreathe exhaled gasses when hyperventilating, thereby enabling the rapid delivery of oxygen to a patient without increasing the level of carbon dioxide in the blood. We do not believe that this device will require 510(k) clearance from the FDA prior to marketing it as a rebreather in the United States. However, we believe that this device will require 510(k) clearance from the FDA prior to marketing it as a gas clearance device in the United States. We are currently conducting clinical trials of this device for gas clearance applications and expect to file for 510(k) clearance in 2001.

     Next Generation Products

     The following table sets forth some products that we recently introduced to the market as well as some of our new products and product enhancements currently under development.

GROUP                   PRODUCT               DESCRIPTION                         DEVELOPMENT STATUS
-----                   -------               -----------                         ------------------
Respiratory Care        Kodiak Ventilator     High-end ventilator                 Prototypes being built for user
                                                                                  evaluation
Respiratory Care        Apnoescreen           Home device for diagnosing sleep    Product released Summer 2000
                                              disorders
Neuro Care              BMSI Intuition        Epilepsy screening and surgical     Product released summer 2000
                                              brain/nerve monitoring device
Neuro Care              VersaLab SE           Modular platform for blood flow     FDA submission expected in the
                                              analysis in expectant mothers and   fourth quarter of 2000
                                              during blood vessel surgery
Specialty Medical       Freedom Shield        Helmet/gown system for commercial   Product released summer 2000
Products                                      chip and pharmaceutical
                                              manufacturers
Specialty Medical       Feeding Tube          Used to optimize accurate           In clinical trials
Products                Location Device       location of feeding tubes

RESEARCH AND DEVELOPMENT

     We perform applied research directed at the development of new products, the development of new uses for existing products and the improvement of existing products. We primarily focus our research and development activities on responding to marketplace needs. We supplement our internal research efforts with third-party and university technical agreements.

     We have historically organized our research and development activities by operating group and subsidiary. However, we recently implemented an initiative to strategically reorganize our research and development efforts by product area and functional use rather than along traditional company lines. For example, our Erich Jaeger, Nicolet Biomedical and SensorMedics subsidiaries each historically maintained a research and development group with expertise in the area of brain wave amplifiers. We are currently engaged in a project in which the members of these groups share their expertise in brain wave amplifiers in order to take advantage of each member's specialized knowledge. We believe that a number of other opportunities exist to structure our research and development organization on a functional, rather than organizational, basis.

     The following table sets forth our research and development expenses, including clinical and regulatory expenses, for the periods indicated.

         FISCAL PERIOD                                      RESEARCH AND DEVELOPMENT EXPENSES
         -------------                                      ---------------------------------
         1997                                               $11.9 million
         1998                                               $14.2 million
         1999                                               $18.5 million
         Six months ended July 1, 2000                      $11.5 million

We expect research and development expenses to increase in the future as we seek to enhance our existing products and develop additional products. As of August 1, 2000, we had approximately 200 full time employees engaged in research and development.

SALES AND MARKETING

     We currently market our products in over 150 countries using a network of distributors, independent manufacturers' representatives and our own direct sales force. Our sales and marketing strategy for our product lines differs based on the type of market and our assessment of how we can maximize our resources and make the greatest impact on the particular market. Our customers include hospitals, alternate care sites, clinical laboratories, private physicians and original equipment manufacturers. As of August 1, 2000, we had approximately 390 full time sales and marketing employees.

     United States. We market our products in the United States through the field sales organizations of our various subsidiaries and, in some cases, through distributors. A number of our subsidiaries have entered into arrangements with several group purchasing organizations in the United States, including Premier, Inc., Novation, LLC, HCA, The Healthcare Company, Consorta, Inc. and Tenet Healthcare Corporation. Group purchasing organizations are associations of hospitals and other health care organizations that pool their purchasing power to negotiate more favorable terms. We believe that these arrangements provide us with the opportunity for increased market penetration without requiring significant additional sales and marketing resources.

     International. We market many of our products worldwide, including in most major European countries. A number of our subsidiaries, including Erich Jaeger and Nicolet Biomedical, maintain sales and marketing organizations in a number of foreign countries, including the United Kingdom, Austria, France, The Netherlands, Germany and Japan. We also use distributors to market our products in over 150 countries worldwide. We select our distributors based on their knowledge of the particular product and medical specialty.

     Backlog. Our backlog was $58.0 million as of July 1, 2000, compared with a backlog of $55.7 million at the end of fiscal 1999 and a backlog of $55.6 million as of July 1, 1999. We include in our backlog only orders confirmed with a purchase order for products scheduled to be shipped within one year. Purchase orders included in our backlog may be subject to termination, revision or delay, and our backlog may not necessarily be a meaningful predictor of future results.

MANUFACTURING AND RAW MATERIALS

     We manufacture substantially all of our products at ten facilities in the United States, comprising approximately 380,000 square feet. We manufacture a small number of products at manufacturing facilities located in Europe. Our manufacturing processes are diverse and include, among other processes:

     - machining of surgical implant components, ventilator components and imaging equipment;

     - assembly and testing of purchased components in the case of ventilators, neurodiagnostic instruments and other electronic products;

     -    assembly of surgical helmet systems;

     -    manufacturing of polyurethane resins;

     - development of software programs for neurodiagnostic and pulmonary diagnostic systems and other electronics products; and

     -    molding and clean room assembly of polyurethane feeding tubes.

We believe that our in-house manufacturing and assembly capabilities allow us to achieve high quality levels and significantly reduce our time to introduce products to market. The quality assurance groups at each facility independently verify that product fabrication and inspection processes meet our specifications and applicable regulatory requirements.

     Our manufacturing facilities are subject to periodic inspection by regulatory authorities, including Quality System Regulation inspections conducted by the FDA and European Medical Device Directive compliance inspections conducted by ISO-authorized agencies. We believe that our facilities are in substantial compliance with current good manufacturing practice requirements set forth in the Quality System Regulations and the Medical Device Directive. Almost all of our manufacturing facilities are ISO 9001 certified, which means they meet the manufacturing requirements of the Medical Device Directive of the European Union. All of our principal products are qualified to bear the CE mark, which means that these products meet the necessary safety standards for marketing and sale in the European Union.

     We believe that we have a readily available supply of raw materials for all of our significant products from various sources, and we do not anticipate any difficulties in obtaining raw materials essential to our business. However, we purchase some components and raw materials, such as the raw materials for our medical grade polyurethanes and the beryllium copper strips included in our medical imaging components, from sole sources of supply. We believe that we have the ability to locate, over time, alternative sources of supply or to develop the internal capability to produce such components, if necessary.

INTELLECTUAL PROPERTY

     We pursue a policy of seeking patent protection of our technology, products and product improvements both in the United States and in selected foreign countries. As of August 1, 2000, we held 111 issued United States patents and 57 patents in foreign countries, which expire over the next 20 years. We also have approximately 15 United States patent applications pending and a number of foreign counterparts pending in selected foreign countries. We do not consider any patent or related group of patents to be of such importance that its expiration or termination would materially affect our business.

     We also rely on trade secrets and technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we generally require our employees, consultants and advisors to execute confidentiality and invention assignment agreements upon commencement of employment or consulting relationships with us.

     We have entered into a number of license and other arrangements under which we have obtained rights to manufacture and market some of our products or product candidates. For instance, a number of the therapeutic-based products that we are developing incorporate proprietary technologies that we have licensed from third parties. Under our existing licenses, we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach a license agreement, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. In addition, upon the termination of the license, we may be required to license to the licensor any related intellectual property that we develop.

COMPETITION

     The respiratory care, neuro care and specialty medical products markets are highly competitive. We compete with many companies ranging from small start-up enterprises to companies that are larger and more established than us, with access to significant financial resources and greater name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. We compete in each of our markets primarily on the basis of reputation, product reliability and performance, product features and benefits, price and post-sale service and support. Although we believe that our products currently compete favorably with respect to these factors, we cannot assure you that we can maintain our competitive position against our current and potential competitors.

     Our principal competitors in the respiratory care, neuro care and specialty medical products markets include:

PRODUCT GROUP                                                PRINCIPAL COMPETITORS
-------------                                                ---------------------
Respiratory Care Products                                    Siemens AG, Tyco Healthcare Group and Dragerwork AG
Neuro Care Products                                          Bio-logic Systems Corporation, Teca-Oxford Instruments
                                                             PLC and Agilent Technologies, Inc.
Specialty Medical Products                                   Ross Products Division of Abbott Laboratories, The Dow
                                                             Chemical Company and customer in-house manufacturing
                                                             facilities


GOVERNMENT REGULATION

     United States

         U.S. Food and Drug Administration

     In the United States, the testing, manufacture and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state agencies. Pursuant to the Food, Drug, and Cosmetic Act, and the related regulations, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices, such as our products. If we do not comply with applicable requirements, we can be subject to, among other things:

     -    fines,

     -    injunctions,

     -    civil penalties,

     -    recall or seizure of products,

     -    total or partial suspension of production,

     - refusal of the government to grant premarket clearance or premarket approval for devices,

     -    withdrawal of marketing clearances or approvals and

     -    criminal prosecution.

     A medical device may be marketed in the United States only if (1) the FDA gives prior authorization, (2) the device is subject to a specific exemption or
(3) the device was marketed prior to May 28, 1976, the effective date of the Medical Device Amendments to the Food, Drug, and Cosmetic Act. Depending on the type of medical device, FDA authorization typically takes one of the following two forms:

     - Premarket clearance under section 510(k) of the Food, Drug, and Cosmetic Act. The FDA will generally grant a device 510(k) premarket clearance when an applicant submits information which establishes that a proposed device is substantially equivalent to a legally marketed device. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness or constitute a major change in the intended use of the device, require new 510(k) submissions. We believe that it now usually takes from three to six months from the date of submission to obtain 510(k) clearance, although it can take substantially longer, depending on the device.

     - Premarket approval, or PMA. A PMA application requires an applicant to prove the safety and effectiveness of the device to the FDA. The process of obtaining PMA approval is expensive and uncertain. We believe that FDA approval usually takes from one to three years after filing, but it can take longer, depending on the device.

     The FDA classifies medical devices in the following three categories, according to the level of patient risk associated with a device.

     - Class I devices are non-critical products for which general regulatory controls are sufficient to provide reasonable assurance of safety and effectiveness. Most Class I devices are exempt from the requirement of 510(k) premarket clearance. The FDA must grant 510(k) premarket clearance prior to marketing a non-exempt Class I device in the United States.

     - Class II devices are devices for which general regulatory controls are insufficient to provide reasonable assurance of safety and effectiveness and which therefore need special regulatory controls such as compliance with FDA prescribed standards. The FDA must grant 510(k) premarket clearance prior to marketing a Class II device in the United States.

     - Class III devices are devices classified by the FDA as posing the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices that are not substantially equivalent to a legally marketed Class I or Class II device. The FDA generally must approve a PMA application prior to marketing a Class III device in the United States. Only one of our principal products, the 3100A HFOV high frequency oscillating ventilator, is a Class III device. The FDA has approved a premarket approval application for use of this product in children in acute respiratory failure with no upper weight limit.

     If human clinical trials of a device are required, whether to support a 510(k) or a PMA application, the sponsor of the trial, which is usually the manufacturer or the distributor of the device, must have an investigational device exemption, or IDE, before beginning human clinical trials. If a device presents a significant risk to the patient, the FDA must approve the sponsor's IDE application before the clinical trial may start. An IDE application for a significant risk device must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards, or IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a nonsignificant risk to the patient, a sponsor may begin a clinical trial after obtaining approval for the study by the IRB at each clinical site without the need for FDA approval of an IDE application.

     The Food, Drug, and Cosmetic Act regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with the Quality System Regulation, or QSR, which sets forth the FDA's current good manufacturing practices requirements. These requirements include, among other things, that:

     - we use written procedures to control our product development and manufacturing process;

     - we validate, by extensive and detailed testing of every aspect of the process, our ability to produce devices which meet our manufacturing specifications;

     - we investigate any deficiencies in the manufacturing process or in the products produced; and

     -    we maintain detailed record keeping.

     The FDA monitors compliance with the QSR and current good manufacturing practices requirements by conducting periodic inspections of manufacturing facilities. Violations of applicable regulations noted by the FDA during inspections of our manufacturing facilities could adversely affect the continued marketing of our products.

     The FDA enforces post-marketing controls that include the requirement to file medical device reports, or MDRs, when we become aware of information suggesting that any of our marketed products may have caused or contributed to a death, serious injury or serious illness. The FDA also requires the filing of an MDR when we become aware that any of our products has malfunctioned and that a recurrence of that malfunction would likely cause or contribute to a death, serious injury or serious illness. The FDA relies on MDRs to identify product problems and utilizes MDRs to determine whether it should exercise its enforcement powers.

     Other FDA requirements govern product labeling and prohibit a manufacturer from marketing an approved device for unapproved applications. If the FDA believes that a manufacturer is not in compliance with the law, it can institute an enforcement action against the manufacturer, its officers and employees.

     Other Regulations

     We are also subject to numerous federal, state and local laws relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, some of our products, such as our wireless patient monitoring systems, transmit or receive information through radio signals and are, therefore, subject to regulation by the United States Federal Communications Commission.

     International

     We derive a significant portion of our revenue from sales of our products outside the United States. Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. These laws and regulations range from simple product registration requirements in some countries to complex clearance and production controls in others. As a result, the processes and time periods required to obtain foreign marketing approval may be longer or shorter than those necessary to obtain FDA approval or marketing clearance. These differences may affect the efficiency and timeliness of international market introduction of our products.

     We may not sell medical devices in European Union countries unless the devices bear the CE mark, a symbol of adherence to quality assurance standards and compliance with applicable regulatory requirements known as the European Directives. Almost all of our manufacturing facilities have received ISO 9001 certification, evidence of a quality system that meets the requirements of the Medical Device Directive, a European Directive that prescribes safety standards for medical devices. Compliance with the Medical Device Directive is one of the prerequisites to CE mark certification of a medical device. As of August 1, 2000, all of our key respiratory care and neuro care products bore the CE mark.

     Unapproved medical devices manufactured in the United States may be distributed and sold outside the United States subject to FDA export requirements. An unapproved device that could be marketed under the FDA's 510(k) premarket notification requirements may be exported to another country without the FDA's permission if the device meets the specifications of a foreign purchaser, is not in conflict with the laws of the country to which it is exported, is marketed for export only and is not distributed in the United States. An unapproved device that is subject to PMA requirements may be exported after notification to the FDA if the device is approved for use by selected countries or regional regulatory authorities specified in the Food, Drug, and Cosmetic Act and if the device meets the specifications of a foreign purchaser, is not in conflict with the laws of the country to which it is exported, is marketed for export only and is not distributed in the United States. An unapproved device that is not approved by recognized countries may only be exported after a determination by the FDA that exportation is not contrary to the public health and that the device is approved in the country to which it is exported, meets the specifications of a foreign purchaser, is not in conflict with the laws of the country to which it is exported, is marketed for export only and is not distributed in the United States.

THIRD PARTY REIMBURSEMENT

     In the United States, healthcare providers that purchase medical devices generally rely on third party payors, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations, to reimburse all or a portion of the cost of the devices. The Health Care Financing Administration of the U.S. Department of Health and Human Services, commonly referred to as HCFA, funds and administers the Medicare program. HCFA and the states jointly fund the Medicaid program, and the states administer the Medicaid program under general federal oversight. The competitive position of some of our products will depend, in part, upon the extent of coverage and adequate reimbursement for such products and for the procedures in which such products are used.

     The federal government and various state governments are currently considering proposals to reform the Medicare and Medicaid healthcare reimbursement system. We are unable to evaluate what legislation may be drafted and whether or when any such legislation will be enacted and implemented. Some of these proposals, if adopted, could have an adverse effect on our business, financial condition and results of operations.

     During the past several years, the major third party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs. Medicare reimbursement for inpatient hospital services is based on a fixed amount per admission based on the patient's specific diagnosis. As a result, any illness to be treated or procedure to be performed will be reimbursed only at a prescribed rate set by the government that is known in advance to the healthcare provider. If the treatment costs less, the provider keeps the overage; if it costs more, the provider cannot bill the patient for the difference. No separate payment is made in most cases for products such as our instrumentation when they are furnished or used in connection with inpatient care. Many private third party payors and some state Medicaid programs have also adopted similar prospective payment systems.

     Third party payors have recently increased their emphasis on managed care, which has led to an increased emphasis on the use of cost-effective medical devices by healthcare providers. In addition, through their purchasing power, these payors often seek discounts, price reductions or other incentives from medical products suppliers.

     Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government sponsored healthcare and private insurance. We have received international reimbursement approvals for many of our products and plan to seek international reimbursement approvals for other products. In contrast to the United States, Europe is a highly fragmented market, with a large number of distinct and uniquely structured health care delivery and payment systems. European health care systems are beginning to confront the same fiscal pressures and limitations that characterize the United States health care system and are increasingly adopting many of the same cost and utilization control mechanisms. To the extent that any of our products are not entitled to reimbursement in any international market, market acceptance of such products in such international market would be adversely affected.

PRODUCT LIABILITY AND INSURANCE

     Our business entails the risk of product liability and product recall claims. Any claims of these types could have an adverse impact on us. We maintain general liability and commercial liability insurance policies which include coverage for product liability claims. We evaluate our insurance requirements on an ongoing basis to enable us to maintain an adequate level of coverage. However, product liability claims could exceed our insurance coverage limits and insurance may not be available on commercially reasonable terms or at all.

PROPERTIES

     We own or lease approximately 15 properties in the United States and lease approximately 17 properties internationally, which generally consist of administrative and sales offices, manufacturing, assembly and distribution facilities and warehouse facilities. In the United States, we own facilities with an aggregate size of approximately 319,000 square feet, and we lease approximately 390,000 square feet of space. Internationally, we lease facilities with an aggregate size of approximately 195,000 square feet. We believe our current facilities will be sufficient to meet out needs for the foreseeable future and that additional space will be available at a reasonable cost to meet out needs in the future.

PERSONNEL

     We had approximately 1,950 full-time employees at August 1, 2000, consisting of approximately 1,530 employees based in the United States and approximately 420 employees based outside the United States.

     We have no collective bargaining agreements with our United States employees. Approximately 8 of our operating locations outside the United States have collective bargaining agreements and/or work counsel agreements covering approximately 330 employees.

LEGAL PROCEEDINGS

     On July 19, 1999, our Bird Products subsidiary commenced a lawsuit against a former employee, Douglas DeVries, and Pulmonetic Systems, Inc. in the United States District Court for the Central District of California for patent infringement, misappropriation of trade secrets, breach of contract, unfair competition and wrongful interference with a business relationship. Our claims in this lawsuit stem, in part, from Pulmonetic's marketing of a mechanical ventilator that we believe infringes a patent related to our T-Bird Ventilator. The defendants in this case have counter sued Bird Products, as well as Bird Medical and Thermo Electron, claiming, among other things, trade libel, abuse of process, unfair competition, false advertising, breach of contract and violations of antitrust laws. Currently the matter is in the early stages of discovery. Summary judgment motions with respect to some of the claims are pending. In a related case, on June 2, 2000, we commenced a lawsuit against Douglas DeVries and Pulmonetic Systems in the United States District Court for the Central District of California for copyright infringement stemming from Pulmonetic's copying of computer software programs and operating manuals associated with our T-Bird Ventilator. Currently the matter is in the early stages of discovery. We believe that our claims against Douglas DeVries and Pulmonetic Systems are meritorious and that the defendants' claims against Bird Products, Bird Medical and Thermo Electron are without merit. We plan to vigorously pursue our claims in these cases and defend against each claim asserted in the defendants' counter suit. We cannot assure you that we will be successful in this litigation, and an adverse resolution of the claims made in the defendants' countersuit could require the payment of substantial monetary damages. Our involvement in this suit has entailed, and may continue to entail, the expenditure of significant financial and managerial resources.

      In addition to the foregoing, we are involved from time to time in litigation on various matters which are routine to the conduct of our business, including product liability claims. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Set forth below is information with respect to those individuals who currently serve as our executive officers and directors.

         NAME                       AGE          EXPECTED POSITION
         ----                       ---          -----------------
         William B. Ross            50           Interim Chief Executive Officer and Director

         Gerald G. Brew             44           President, Nicolet Biomedical Inc.

         Theo Melas-Kyriazi         41           Chief Financial Officer

         John T. Keiser             64           Director

         Richard F. Syron           56           Director

     Each executive officer serves until his successor is chosen and appointed by our board of directors and qualified or until his or her earlier resignation, death or removal. Mr. Melas-Kyriazi will resign as our chief financial officer on or before the distribution date. In addition, Messrs. Ross, Keiser and Syron will resign as our directors on or before the distribution date.

     Mr. Ross has been our interim chief executive officer and one of our directors since July 2000 and has been the president of SensorMedics Corporation, one of our wholly owned subsidiaries, since October 1996. Mr. Ross was president of SensorMedics Corporation's Critical Care division from January 1995 to October 1996, and prior to that time, was the vice president, sales and marketing for SensorMedics Corporation.

     Mr. Brew has been the president of Nicolet Biomedical Inc., one of our wholly owned subsidiaries, since October 1993.

     Mr. Melas-Kyriazi was appointed chief financial officer of our company in July 2000 and of Thermo Electron in January 1999. He was the treasurer of Thermo Electron from 1988 until he was named vice president of corporate strategy in March 1998. Prior to his appointment as a vice president of Thermo Electron, Mr. Melas-Kyriazi served as president and chief executive officer of Thermo Spectra Corporation, a former indirect subsidiary of Thermo Electron and a manufacturer of imaging and inspection, temperature control and test and measurement instruments, from its inception in August 1994 until March 1998. Mr. Melas-Kyriazi is a citizen of Greece. Mr. Melas-Kyriazi is a full-time employee of Thermo Electron, but devotes such time to the affairs of our company as our needs reasonably require.

     Mr. Keiser has served as one of our directors since August 1995. Mr. Keiser became chief operating officer, biomedical, of Thermo Electron in September 1998 and was a vice president of Thermo Electron from April 1997 until his promotion. From March 1998, Mr. Keiser served as the president of Thermedics Inc., a former majority-owned subsidiary of Thermo Electron and a manufacturer of biomedical products and security instruments, until its merger with Thermo Electron in June 2000. Mr. Keiser also served as chief executive officer of Thermedics from December 1998 through June 2000. From 1994 until March 1998, Mr. Keiser had served as a senior vice president of Thermedics. He has also been the president of Thermo Electron's wholly owned biomedical group, a manufacturer of medical equipment and instruments, since 1994. Mr. Keiser is a director of Thermo Cardiosystems Inc. and Trex Medical Corporation.

     Dr. Syron has served as one of our directors since July 2000. Dr. Syron has been a director of Thermo Electron since September 1997, its chief executive officer since June 1999 and chairman of the board since January 2000. Dr. Syron also served as the president of Thermo Electron from June 1999 until July 2000. From April 1994 until May 1999, Dr. Syron was the chairman and chief executive officer of the American Stock Exchange Inc. located at 86 Trinity Place, New York, NY 10006-1881. Dr. Syron is also a director of Dreyfus Corporation, The John Hancock Corporation and Thermo Fibertek Inc.

BOARD OF DIRECTORS

     Our board of directors currently is comprised of three directors: John T. Keiser, William B. Ross and Richard F. Syron. All three directors will resign on or before the distribution date and be replaced by a board of directors comprised of at least six members, including our chief executive officer and five directors who are not otherwise affiliated with our company or with Thermo Electron. At the time of the distribution, the terms of office of our board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

     - the term of the class 1 directors will expire at the 2001 annual meeting of stockholders;

     - the term of the class 2 directors will expire at the 2002 annual meeting of stockholders; and

     - the term of the class 3 directors will expire at the 2003 annual meeting of stockholders.

     At each annual meeting of stockholders after the distribution, the successors to directors whose terms are to expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Only our board of directors may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

BOARD COMMITTEES

     Prior to the distribution, we anticipate that our board of directors will establish an audit committee, a nominating committee and a human resources committee composed exclusively of outside directors. The audit committee will review the scope of audits with our independent public accountants and will meet with them for the purpose of reviewing the results of such audits subsequent to their completion. The nominating committee will consider nominees for election or appointment to our board of directors and will nominate potential new directors. The human resources committee will review the performance of senior members of management, recommend executive compensation and administer our stock option and other stock-based compensation plans.

COMPENSATION OF DIRECTORS

     We anticipate that all directors who are not our employees will receive an annual retainer of $10,000 and a fee of $1,000 per day for attending regular meetings of our board of directors, and $500 per day for participating in meetings of our board of directors held by means of conference telephone and for participating in meetings of committees of our board. We expect to pay these fees quarterly. We will also reimburse directors for reasonable out-of-pocket expenses incurred in attending board or committee meetings.

     Directors' Deferred Compensation Plan. We have adopted a directors' deferred compensation plan and have reserved ________ shares of our common stock for issuance to our directors under this plan. Under our deferred compensation plan for directors, a director may defer receipt of his cash fees until he ceases to serve as a director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of our company that is not approved by our board of directors, deferred amounts will become payable immediately. For these purposes, a change in control includes:

     - the acquisition by any person of 40% or more of our outstanding common stock or voting securities;

     - the failure of our board of directors to include a majority of directors who are "continuing directors", which term is defined to include directors who were members of our board on the date on which the plan was adopted or who subsequent to that date were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election;

     - the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving our company or the sale or other disposition of all or substantially all of our assets unless immediately after such transaction (1) all holders of our common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and (2) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or

     -    approval by our stockholders of a complete liquidation or dissolution.

     Amounts deferred pursuant to the deferred compensation plan will be valued at the end of each quarter as units of our common stock. When payable, amounts deferred may be disbursed solely in shares of our common stock accumulated under the deferred compensation plan. The deferred compensation plan will be effective on the date of distribution of shares of our common stock. No units have yet been accumulated under this plan.

     Director Option Grants. We may, in our discretion, grant stock options and other equity awards to our non-employee directors under our 2000 equity incentive plan. At about the time of the distribution, we anticipate granting each of our non-employee directors an option to purchase _______ shares of our common stock under our 2000 equity incentive plan. We expect that the exercise price of these options will be based on the average closing price of our common stock over the first five days of trading on the American Stock Exchange.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the total compensation paid or accrued to our interim chief executive officer and the individual who is expected to be our next most highly compensated executive officer, who are referred to as our named executive officers. The compensation shown in this table was paid by Thermo Electron or its subsidiaries, including our company, for services rendered to Thermo Electron and its subsidiaries. Amounts shown are for each named executive officer in his last position with Thermo Electron or its subsidiaries, including our company, and do not necessarily reflect the compensation that these individuals will earn in their new capacities as our executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                  LONG TERM COMPENSATION
                                                              RESTRICTED           SECURITIES
         NAME AND            FISCAL   ANNUAL COMPENSATION      STOCK               UNDERLYING             ALL OTHER
    PRINCIPAL POSITION        YEAR     SALARY       BONUS     AWARD (1)            OPTIONS (2)         COMPENSATION (3)
    ------------------        ----     ------       -----     ---------            -----------         ----------------
William B. Ross               1999    $190,000    $165,000  $205,037 (TMD)(4)      14,100 (TMO)            $7,200
   Interim Chief Executive    1998    $170,000    $127,000           --            57,800 (TMO)            $5,625
   Officer                    1997    $148,846    $100,000          --              8,150 (TMO)            $5,344
---------------------------------------------------------------------------------------------------------------------
Gerald G. Brew                1999    $162,693     $85,000  $174,249 (TMD)(4)       9,600 (TMO)            $4,800
   President                  1998    $159,681     $71,000          --             36,500 (TMO)            $4,800
   Nicolet Biomedical Inc.    1997    $136,075     $95,000          --              2,500 (TMO)            $4,800
---------------------------------------------------------------------------------------------------------------------

(1) In fiscal 1999, Mr. Ross was awarded 23,600 shares of restricted common stock of Thermedics Inc., then a majority-owned public subsidiary of Thermo Electron Corporation referred to in the table as TMD, with a value of $205,037 on the grant date. In fiscal 1999, Mr. Brew was awarded 20,300 shares of restricted common stock of Thermedics with a value of $174,249 on the grant date. The restricted stock awards vest 33% per year commencing on the first anniversary of the grant date. Any cash dividends paid on restricted shares are entitled to be retained by the executive without regard to vesting. Any non-cash dividends paid on restricted shares are entitled to be retained by the executive subject to the same vesting restrictions as the underlying stock. At January 1, 2000, Mr. Ross held 23,600 shares of restricted stock of Thermedics with an aggregate value of $128,336, and Mr. Brew held 20,300 shares of restricted stock of Thermedics with an aggregate value of $110,391.

(2) As of the date of this information statement, we have not granted any options to purchase shares of our common stock. At about the time of the distribution, however, we plan to grant William B. Ross an option to purchase ______ shares of our common stock and Gerald G. Brew an option to purchase ______ shares of our common stock. See "Management -- Planned Stock Option Grants." During the last three years, Thermo Electron granted our named executive officers options to purchase shares of its common stock, designated in the table as TMO, as part of its stock option program.

(3) Represents the amount of matching contributions made by the individual's employer on behalf of the named executive officers participating in the Thermo Electron 401(k) plan or, in the case of Mr. Brew, the Nicolet Instruments Savings Retirement Plan, maintained by Nicolet Biomedical Inc., one of our wholly owned subsidiaries.

(4) Subsequent to January 1, 2000, Thermo Electron took Thermedics private in a merger transaction whereby each outstanding share of Thermedics common stock was exchanged for 0.45 shares of the common stock of Thermo Electron and each outstanding option for Thermedics common stock was converted into approximately 0.45 options to purchase shares of the common stock of Thermo Electron.

     Stock Options Granted During Fiscal 1999

     The following table sets forth information concerning individual grants of stock options made during fiscal 1999 to our named executive officers. As of the date of this information statement, we have not granted any options to purchase shares of our common stock. At about the time of the distribution, however, we plan to grant William B. Ross an option to purchase ______ shares of our common stock and Gerald G. Brew an option to purchase ______ shares of our common stock. See "Management -- Planned Stock Option Grants."

                          OPTION GRANTS IN FISCAL 1999

                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                                                 PERCENT OF                                  ANNUAL RATES OF STOCK
                                                TOTAL OPTIONS                                PRICE APPRECIATION FOR
                        NUMBER OF SECURITIES     GRANTED TO       EXERCISE                        OPTION TERM (2)
                         UNDERLYING OPTIONS     EMPLOYEES IN     PRICE PER     EXPIRATION    ----------------------
         NAME            GRANTED AND COMPANY     FISCAL YEAR       SHARE          DATE           5%          10%
         ----            -------------------     ------------      -----          ----           --          --
William B. Ross             12,000 (TMO)           0.40%(3)        $14.39        3/17/04       $47,710     $105,422
                             2,100 (TMO)           0.07%(3)        $14.81        9/22/04       $ 8,590     $ 18,988
-------------------------------------------------------------------------------------------------------------------
Gerald G. Brew               9,600 (TMO)           0.32%(3)        $14.39        3/17/04       $38,170     $ 84,338
-------------------------------------------------------------------------------------------------------------------

(1) All of the options granted during fiscal 1999 were immediately exercisable as of the end of fiscal 1999 for a five year term. In all cases, the shares acquired upon exercise are subject to repurchase at the exercise price if the executive ceases to be employed by us or Thermo Electron. The repurchase rights may be exercised within six months after the termination of the executive's employment. The repurchase rights lapse ratably over a one-year period, provided the executive continues to be employed by us or Thermo Electron. The executive may exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation.

(2) The amounts shown in this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock of the granting company, the executive's continued employment through the option period and the date on which the options are exercised.

(3) These options were granted under stock option plans maintained by Thermo Electron as part of its compensation program. Accordingly, we have reported these options as a percentage of total options granted to employees of Thermo Electron and its subsidiaries.

     Option Exercises During Fiscal 1999  and Fiscal Year-End Option Values

     The following table reports information regarding stock option exercises during fiscal 1999 and outstanding stock options held at the end of fiscal 1999 by our named executive officers.

                 AGGREGATED OPTION EXERCISES IN FISCAL 1999 AND
                       FISCAL 1999 YEAR-END OPTION VALUES


                                                                               NUMBER OF            VALUE OF
                                                                              SECURITIES          UNEXERCISED
                                                                              UNDERLYING          IN-THE-MONEY
                                                                              UNEXERCISED            OPTIONS
                                                                           OPTIONS AT FISCAL        AT FISCAL
                                                 SHARES                        YEAR-END             YEAR-END
                                              ACQUIRED ON      VALUE        (EXERCISABLE/        (EXERCISABLE/
       NAME                    COMPANY (1)      EXERCISE    REALIZED (2)    UNEXERCISABLE) (1)   UNEXERCISABLE)
       ----                    -----------    -----------   ------------   -------------------   --------------
William B. Ross                 (TMO)             --             --            82,850/0            $7,719/--
----------------------------------------------------------------------------------------------------------------
Gerald G. Brew                  (TMO)             --             --            73,350/0            $5,856/--
                                (TBA) (3)         --             --             2,000/0           $16,750/--
                                (THS) (4)       1,406          $6,003             --/--                --/--
                                (TKN) (5)         --             --             3,200/0                $0/--
                                (TCK) (6)         --             --             3,600/0                $0/--
                                (TMD) (7)         --             --             1,600/0                $0/--
                                (TXM)             --             --            10,000/0                $0/--
----------------------------------------------------------------------------------------------------------------

(1) All of the options reported outstanding at the end of the fiscal year were immediately exercisable as of fiscal year-end. In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase at the exercise price if the executive ceases to be employed by us or Thermo Electron. The repurchase rights may be exercised within six months after the termination of the executive's employment. The repurchase rights generally lapse ratably over a one- to ten-year period, depending on the option term, which may vary from three to twelve years, provided that the executive continues to be employed by us or Thermo Electron. The executive may be permitted to exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation. Please refer to following company abbreviations used in this table: Thermedics Inc., designated in the table as TMD; Thermo BioAnalysis Corporation, designated in the table as TBA; Thermo Ecotek Corporation, designated in the table as TCK; Thermo Electron Corporation, designated in the table as TMO; ThermoSpectra Corporation, designated in the table as THS; ThermoTrex Corporation, designated in the table as TKN; and Trex Medical Corporation, designated in the table as TXM.

(2) Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

(3) Subsequent to January 1, 2000, Thermo Electron took Thermo BioAnalysis Corporation private in a merger transaction whereby each outstanding share of Thermo BioAnalysis common stock was exchanged for $28.00 in cash and each outstanding Thermo BioAnalysis option converted into approximately
     1.47 options to purchase shares of the common stock of Thermo Electron.

(4) Subsequent to January 1, 2000, Thermo Electron took ThermoSpectra Corporation private in a merger transaction whereby each outstanding share of ThermoSpectra common stock was exchanged for $28.00 in cash and each outstanding ThermoSpectra option was converted into approximately 1.41 options to purchase shares of the common stock of Thermo Instrument Systems Inc., then a majority owned public subsidiary of Thermo Electron.

(5) Subsequent to January 1, 2000, Thermo Electron took ThermoTrex Corporation private in a merger transaction whereby each outstanding share of ThermoTrex common stock was exchanged for 0.5503 shares of the common stock of Thermo Electron and each outstanding ThermoTrex option was converted into approximately 0.5503 options to purchase shares of the common stock of Thermo Electron.

(6) Subsequent to January 1, 2000, Thermo Electron took Thermo Ecotek Corporation private in a merger transaction whereby each outstanding share of Thermo Ecotek common stock was exchanged for 0.431 shares of the common stock of Thermo Electron and each outstanding Thermo Ecotek option was converted into approximately 0.431 options to purchase shares of the common stock of Thermo Electron.

(7) Subsequent to January 1, 2000, Thermo Electron took Thermedics Inc. private in a merger transaction whereby each outstanding share of Thermedics common stock was exchanged for 0.45 shares of the common stock of Thermo Electron and each outstanding Thermedics option was converted into approximately
     0.45 options to purchase shares of the common stock of Thermo Electron.

PLANNED STOCK OPTION GRANTS

     Our 2000 equity incentive plan provides for the issuance of stock options, restricted stock and other stock based awards for up to ________ shares of our common stock to our employees, directors, consultants and advisors. At about the time of the distribution, we anticipate granting options covering an aggregate of ______ shares of our common stock under our 2000 equity incentive plan, including options for ______ shares to William B. Ross and options for ______ shares to Gerald G. Brew. We expect that the exercise price of these options will be based on the average closing price of our common stock over the first five days of trading on the American Stock Exchange.

2000 EQUITY INCENTIVE PLAN

     We have adopted a 2000 equity incentive plan and reserved an aggregate of ________ shares of our common stock for issuance to our employees, officers, directors, consultants and advisors under this plan.

     Our 2000 plan provides for the grant of a variety of stock and stock-based awards in such form or in such combinations as may be approved by our board of directors. The types of awards that may be granted under our 2000 plan include stock options, restricted and unrestricted shares, rights to receive cash or shares on a deferred basis or based on performance, cash payments sufficient to offset the federal, state and local ordinary income taxes of participants resulting from transactions under the 2000 plan, and loans to participants in connection with awards. Our officers, employees, directors, consultants and advisors and those of our subsidiaries will be eligible to receive awards under the 2000 plan. However, incentive stock options may only be granted to our employees. Incentive stock options will have an exercise price of 100% or more of the fair market value of our common stock on the grant date. Nonstatutory stock options may have an exercise price as low as 85% of the fair market value of our common stock on the grant date.

     Our board of directors will administer the 2000 plan, although it may delegate its authority to one or more of its committees and, in limited circumstances, to one or more of our executive officers who are also members of our board of directors. Our board of directors will authorize the human resources committee to administer the plan, including the granting of options to our executive officers. In accordance with the provisions of the 2000 plan, our human resources committee will select the recipients of awards and determine:

     - the number of shares of common stock covered by options and the dates upon which such options become exercisable;

     -    the exercise price of options;

     -    the duration of options; and

     - the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

     Unless otherwise provided in the agreement evidencing an award, if there is a change in control of our company, as defined in the 2000 plan, any stock options that are not then exercisable and fully vested will become fully exercisable and vested; the restrictions applicable to restricted stock awards will lapse and shares issued pursuant to such awards will be free of restrictions and fully vested; and deferral and other limitations and conditions that related solely to the passage of time or continued employment or other affiliation will be waived and removed but other conditions will continue to apply unless otherwise provided in the instrument evidencing the awards or by agreement between the participant and us. A change in control includes:

     - the acquisition by any person of 40% or more of our outstanding common stock or voting securities;

     - the failure of our board of directors to include a majority of directors who are "continuing directors", which term is defined to include directors who were members of our board on date on which the plan was adopted or who subsequent to that date were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election;

     - the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving our company or the sale or other disposition of all or substantially all of our assets unless immediately after such transaction (a) all holders of our common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and (b) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or

     -    approval by our stockholders of a complete liquidation or dissolution.

     Our board of directors will make appropriate adjustments to the maximum number of shares of our common stock that may be delivered under the 2000 plan, and under outstanding awards, to reflect stock dividends, stock splits and similar events. Our board of directors may also make appropriate adjustments to avoid distortions in the operation of the 2000 plan in the event of any recapitalization, merger or consolidation involving our company, any transaction in which we become a subsidiary of another entity, any sale or other disposition of all or a substantial portion of our assets or any similar transaction, as determined by our board of directors.

     The 2000 plan will remain in full force and effect until terminated by our board of directors or until shares are depleted under the plan. Our board of directors may at any time or times amend or review the 2000 plan or any outstanding award for any purpose which may at the time be permitted by law, or may at any time terminate the plan as to any further grants of awards. No amendment of the 2000 plan or any outstanding award may adversely affect the rights of a participant as to any previously granted award without his or her consent. Stockholder approval of amendments shall be required only as is necessary to satisfy the then-applicable requirements of Rule 16b-3 under the Exchange Act, of any stock exchange upon which our common stock is listed, of
Section 162(m) of the Internal Revenue Code, or of any federal tax law or regulation relating to stock options or awards.

2000 EMPLOYEE STOCK PURCHASE PLAN

     We have adopted a 2000 employee stock purchase plan and reserved an aggregate of ________ shares of our common stock for issuance to our employees under this plan.

     All full-time employees and part-time employees working at least 20 hours per week and who have been employed for at least six months are eligible to participate in the stock purchase plan, unless they own more than 5% of our common stock. Options to purchase shares of our common stock may be granted from time to time at the discretion of our board of directors, which will also determine the date upon which such options are exercisable. Only employees based in the United States will be eligible to participate in the stock purchase plan.

     A participating employee may purchase stock only through payroll deductions, which may not exceed 10% of his gross salary or wages during the year. Employees will be allowed to decrease, but not increase the percentage of wages contributed once during the plan year. An employee may suspend his or her contributions, but then is not permitted to contribute again for the remainder of the plan year.

     The exercise price of options to purchase shares of our common stock granted under the stock purchase plan will be 85% of the lower of the per share fair market value of our common stock as of the first or last day of a plan period. On the last day of a plan period, referred to as the exercise date, participants may elect to use their accumulated payroll deductions to purchase shares at the exercise price. Participants must agree not to resell the shares so purchased for a period of one year following the exercise date. A participant's rights under the purchase plan are nontransferable, and except in the case of death of the employee, may not be exercised if the employee is not still employed by us at the exercise date. If an employee dies, his or her beneficiary may withdraw the accumulated payroll deduction or use such deductions to purchase shares on the exercise date. A participant may elect to discontinue participation at any time prior to the exercise date and to have his or her accumulated payroll deduction refunded together with interest on such amount as fixed by the board of directors from time to time.

     The stock purchase plan will remain in full force and effect until suspended or discontinued by our board of directors. Our board of directors may at any time or times amend or review the stock purchase plan for any purpose which may be permitted by law, or may at any time terminate the stock purchase plan, provided that no amendment that is not approved by our stockholders shall be effective if it would cause the stock purchase plan to fail to satisfy the requirements of Rule 16b-3 (or any successor rule) of the Securities Exchange Act. No amendment of the stock purchase plan may adversely affect the rights of any recipient of any option previously granted without such recipient's consent.

     The stock purchase plan will expire on ________ __, 2010, provided that the number of shares available for issuance under the stock purchase plan is not exhausted prior to that date.

         HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the date of the distribution, we expect to appoint at least two outside directors to comprise our human resources committee. No executive officer will have served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity whose executive officers serve as a member of the human resources committee of our board of directors. Prior to the formation of the human resources committee, the full board of directors made all decisions regarding executive officer compensation and the granting of stock options.

                             PRINCIPAL STOCKHOLDERS



     Thermo Electron currently owns all of the outstanding shares of our common stock.

PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the number of shares of our common stock that we expect to be held by each person or entity that we believe will own beneficially more than five percent of the outstanding shares of our common stock immediately following the distribution. Information regarding the number of shares of our common stock that we expect will be beneficially owned by FMR Corporation and Dodge & Cox Incorporated is based on the number of shares of Thermo Electron common stock beneficially owned by each such entity as of December 31, 1999 derived from the most recent Schedule 13G of such entity received by Thermo Electron.



                                                                PERCENTAGE OF
                                          NUMBER OF SHARES    OUTSTANDING SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER     BENEFICIALLY OWNED   BENEFICIALLY OWNED
Thermo Electron Corporation...........
   PO Box 9046
   81 Wyman Street
   Waltham, MA 02454-9046
FMR Corporation ......................
   82 Devonshire Street
   Boston, MA 02109
Dodge & Cox Incorporated .............
   One Sansome Street
   35th Floor
   San Francisco, CA 94104

MANAGEMENT

     The following table sets forth information regarding the number of shares of our common stock that we expect to be held immediately following the distribution, as well as the number of shares of Thermo Electron common stock beneficially owned as of June 30, 2000, by each of our named executive officers, each of our directors and our executive officers and directors as a group. The information set forth below with respect to our common stock is based on information known to us with respect to each listed person's beneficial ownership of shares of Thermo Electron common stock as of June 30, 2000. The table assumes with respect to our common stock that ownership of Thermo Electron common stock by such persons will not change before the record date of the distribution.

     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options that are exercisable within 60 days after June 30, 2000 or issuable pursuant to outstanding warrants that may be exercised upon completion of the distribution are deemed outstanding for computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. Although some of our directors and executive officers are also directors and executive officers of Thermo Electron or its subsidiaries other than us, all such persons disclaim beneficial ownership of the shares of our common stock retained by Thermo Electron.

                                                  THERMO         THERMO ELECTRON
                   NAME (1)                    BIOMEDICAL (2)    CORPORATION (3)
                   --------                    --------------    ---------------
Gerald G. Brew.........................                                 83,476
John T. Keiser.........................                                591,982
William B. Ross........................                                 93,776
Richard F. Syron.......................                              1,409,806
All directors and current executive                                  2,891,879
     officers as a group (5 persons)...

(1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole voting and investment power.

(2) This table does not include options to purchase shares of our common stock that we anticipate granting at about the time of or following the distribution. Immediately following consummation of the distribution, we expect that our directors and executive officers will not individually or as a group beneficially own more than one percent of our outstanding shares of common stock. See "Management--Planned Stock Option Grants."

(3) Shares of the common stock of Thermo Electron beneficially owned by Mr. Brew, Mr. Keiser, Mr. Ross, Dr. Syron and all directors and current executive officers as a group include 77,386, 430,352, 81,900, 1,311,000 and 2,514,996 shares that such person or group had the right to acquire within 60 days of June 30, 2000, through the exercise of stock options. None of the directors or the named executive officers beneficially owned more than 1% of the Thermo Electron common stock outstanding as of June 30, 2000; all directors and current executive officers as a group did not beneficially own more than 1% of the Thermo Electron common stock outstanding as of such date.

                        TRANSACTIONS WITH RELATED PARTIES

     The following is a description of the material terms of the agreements and arrangements involving our company and either Thermo Electron or Thermo Electron's direct and indirect subsidiaries.

GENERAL

     We were organized in August 1995 as a wholly owned subsidiary of Thermo Electron. Prior to the distribution, Thermo Electron transferred several subsidiaries and operating divisions to us. These transfers are discussed in more detail under the heading "Background and Reasons for the Distribution--Thermo Electron Reorganization."

     Immediately prior to the distribution, we will be a wholly-owned subsidiary of Thermo Electron. After the distribution, we will be an independent, publicly traded company, and no Thermo Electron directors will serve on our board of directors.

     We have entered into several agreements with Thermo Electron to define our ongoing relationship after the distribution and to allocate tax, employee benefits and other specified liabilities and obligations arising from periods prior to the distribution date. We entered into these agreements while we are still a wholly-owned subsidiary of Thermo Electron. The material terms of these agreements are set forth under the caption "The Distribution--Our Relationship with Thermo Electron after the Distribution" and "The Distribution--Federal Income Tax Consequences of the Distribution."

OTHER AGREEMENTS

     Corporate Services Arrangement. Prior to the distribution, we had a corporate services arrangement with Thermo Electron under which Thermo Electron's corporate staff provided administrative services, including legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and financial and other services, for which we paid Thermo Electron an amount equal to 0.8% of our revenues in fiscal 1999 and for the six months ended July 1, 2000 and 1.0% of our revenues in each of fiscal 1998 and 1997. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charged us based upon the actual costs attributable to these services. Thermo Electron charged us a total of $2,675,000, $2,451,000, $2,868,000 and $1,411,000 under this arrangement in fiscal 1997, 1998 and 1999 and for the six months ended July 1, 2000. We believe that the service fees charged by Thermo Electron were reasonable and that such fees were representative of the expenses that we would have incurred had we been independent of Thermo Electron during these periods. Our corporate services arrangement with Thermo Electron will terminate upon the distribution.

     Tax Allocation Agreement. Prior to the distribution, we had a tax allocation agreement with Thermo Electron that outlined the terms under which we were to be included in Thermo Electron's consolidated federal and state income tax returns and under which we were responsible for the payment of taxes. Under current law, we were included in such tax returns so long as Thermo Electron owned at least 80% of our outstanding common stock. In years in which we had taxable income, we were obligated to pay Thermo Electron amounts comparable to the taxes we would have paid if we had filed our own separate company tax returns. Under this agreement, we paid Thermo Electron a total of $15,482,000, $17,198,000, $20,686,000 and $8,784,000 in fiscal 1997, 1998 and 1999 and for the six months ended July 1, 2000.

     Cash Transfers to and from Thermo Electron. Prior to the distribution, our cash receipts and disbursements were combined with other Thermo Electron corporate cash transactions. In fiscal 1997, 1998 and 1999, Thermo Electron transferred $10,848,000, $868,000 and $1,469,000 to us. For the six months ended July 1, 2000, we transferred $1,216,000 to Thermo Electron.

     Cash Management Arrangement. Prior to the distribution, some of our European-based subsidiaries participated in a cash management arrangement with a wholly-owned subsidiary of Thermo Electron. Under this arrangement, amounts advanced to the wholly-owned subsidiary of Thermo Electron by our European-based subsidiaries bore interest based on the Euro market rates. The arrangement required Thermo Electron's subsidiary to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly-owned subsidiaries. We could withdraw funds invested in this cash management arrangement on 30 days' prior notice. Under this arrangement, our European-based subsidiaries had access to a $2,167,000 line of credit, of which they had borrowed $802,000 at the end of fiscal 1999 and $201,000 at July 1, 2000.

     Acquisition Debt. In July 1999, a subsidiary of Thermedics Inc., then a majority-owned subsidiary of Thermo Electron, acquired Erich Jaeger GmbH for $30,479,000 in cash, including the repayment of debt, and the assumption of $13,401,000 of indebtedness. Thermedics financed this acquisition with $30,479,000 of short-term borrowings from a wholly-owned subsidiary of Thermo Electron which are due on demand and bear interest at prevailing German market rates, set at the beginning of each month. The interest rate was 3.95% at January 1, 2000 and 4.98% at July 1, 2000. Of the indebtedness assumed, Thermedics refinanced $9,692,000 with additional borrowings from the wholly-owned subsidiary of Thermo Electron and repaid the balance upon maturity in May 2000. Following the merger of Thermedics with Thermo Electron, in the third quarter of 2000, Thermo Electron contributed Erich Jaeger to Thermo Biomedical along with the indebtedness from the acquisition. As of July 1, 2000, we owed the wholly-owned subsidiary of Thermo Electron $38,785,000 under this arrangement. This advance is due on demand by Thermo Electron. Thermo Electron has advised us that it plans to refinance this amount on our behalf with a third party on a long-term basis. If such efforts are not completed prior to our spin-off, Thermo Electron has agreed to convert the debt to a two-year balloon note with interest payable quarterly at an annual rate of eight percent.

     Operating Lease. We lease approximately 67,000 square feet of office space in Madison, Wisconsin from Nicolet Instruments Corp., a wholly-owned subsidiary of Thermo Electron, under an operating lease that expires in 2001. Under this lease, we paid rent of $790,000, $782,000, $772,000 and $381,000 in fiscal 1997,
1998 and 1999 and for the six months ended July 1, 2000.

     Thermo Cardiosystems Lease. Thermo Cardiosystems Inc., a majority-owned subsidiary of Thermo Electron, leases approximately 35,000 square feet of office and research space from us in Woburn Massachusetts pursuant to a lease which expires in February 2004. Under this lease, we have received payments of $170,000, $151,000, $171,000 and $92,500 in fiscal 1997, 1998 and 1999 and for the six months ended July 1, 2000.

     Services for Thermo Cardiosystems. We provide metal fabrication services to Thermo Cardiosystems Inc., a majority-owned subsidiary of Thermo Electron. For these services, Thermo Cardiosystems paid us $1,871,000, $1,714,000, $3,622,000 and $1,769,000 in fiscal and 1997, 1998 and 1999 and for the six months ended July 1, 2000.

     Sale of Products to Thermo Electron Subsidiaries. From time to time, we may transact business with Thermo Electron and its subsidiaries in the ordinary course of business. In fiscal 1997, 1998 and 1999 and for the six months ended July 1, 2000, we sold a total of $1,030,000, $1,350,000, $1,446,000 and $593,000 of products to Thermo Electron and its subsidiaries.

     Agreements with Trex Medical Corporation. Our Tecomet subsidiary and Trex Medical Corporation, a majority-owned subsidiary of Thermo Electron, jointly developed technology related to one of our medical imaging components, referred to as a high transmission cellular, or HTC, grid. On August 23, 2000, in contemplation of the sale of the United States operations of Trex Medical to Hologic, Inc., Tecomet entered into an agreement with Trex Medical setting forth their rights in this jointly-developed technology, and in four United States patents related to this technology. Under this agreement:

     - Tecomet retained the exclusive, royalty-free right to use the technology and related patents to make HTC grids for use in the field of x-ray mammography and agreed, subject to the terms and conditions of the supply agreement described below, to sell these grids exclusively to Trex Medical;

     - Tecomet retained the non-exclusive, royalty-free right to use the technology and related patents to make HTC grids for any party for use in any medical field other than x-ray mammography, and Trex Medical retained the non-exclusive, royalty-free right to use the technology and related patents to make HTC grids for its own use in any medical field other than x-ray mammography; and

     - Tecomet retained the exclusive, royalty-free right to use the technology and related patents to make HTC grids and other products for use in non-medical fields.

This agreement expires on the date of expiration of the last of the related patents, unless earlier terminated for a material breach.

     In connection with this agreement, Tecomet entered into a supply agreement with Trex Medical whereby Tecomet agreed to manufacture and sell HTC grids for use in the field of x-ray mammography exclusively to Trex Medical. In return, Trex Medical agreed to purchase all of the HTC grids for use in the field of x-ray mammography as it may require from Tecomet. This agreement has a three year term, which automatically renews for successive one year periods unless terminated on at least 60 days notice prior to the end of a term.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary is qualified by reference to the provisions of applicable law and to our charter and by-laws included as exhibits to the registration statement of which this information statement is a part.

COMMON STOCK

     Our charter authorizes ________ shares of common stock, par value $.01 per share, for issuance. As of the date of this information statement, ________ shares of our common stock are issued, outstanding and held by Thermo Electron. Our charter provides for the following with respect to our common stock:

     Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Dividends. If our board of directors declares a dividend, holders of common stock will receive payments on a ratable basis from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

     Liquidation. If we are dissolved, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

     Other. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares to be distributed by Thermo Electron will be, fully paid and nonassessable.

     The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Currently, we have no shares of preferred stock outstanding.

PREFERRED STOCK

     Our charter authorizes our board of directors, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to ________ shares of preferred stock in one or more series. Our charter also authorizes our board of directors, subject to the limitations prescribed by Delaware law, to:

     - establish the number of shares to be included in each series and to fix the voting powers, preferences, qualifications and special or relative rights or privileges of each series; and

     - issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

     The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock or of rights to purchase preferred stock, however, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.

     Our board of directors has authorized ________ shares of Series A junior participating preferred stock for issuance under our stockholder rights plan. See "--Stockholder Rights Plan" below. We have no current plans to issue any preferred stock other than as may be provided for by the stockholder rights plan.

DELAWARE LAW AND OUR CHARTER AND BY-LAWS PROVISIONS; ANTI-TAKEOVER EFFECTS

     Staggered Board.  Our charter provides that:

     - the board of directors be divided into three classes, with staggered three-year terms;

     - directors may be removed only for cause by the vote of the holders of at least 75% of the shares of our capital stock entitled to vote; and

     - any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

These provisions could discourage, delay or prevent a change in control of our company or an acquisition of our company at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or attempting to change the composition or policies of our board of directors.

     Stockholder Action; Special Meeting of Stockholders. Our charter and by-laws also provide that:

     - stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and then only if properly brought before the meeting;

     - stockholder action may not be taken by written action in lieu of a meeting;

     - special meetings of stockholders may be called only by our chairman of the board, our chief executive officer or by our board of directors; and

     - in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding providing specified information and advance notice to us.

These provisions could delay, until the next stockholders' meeting, actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because a person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders' meeting, and not by written consent.

     Supermajority Votes Required. The General Corporation Law of Delaware provides that the vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's charter or by-laws, unless a corporation's charter or by-laws, as the case may be, requires a greater percentage. Our charter requires the vote of the holders of at least 75% of our capital stock entitled to vote to amend or repeal any of the foregoing provisions. The 75% stockholder vote is in addition to any separate class vote that might be required pursuant to the terms of any series of preferred stock that might be then outstanding.

     Business Combinations. Following the distribution, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     Indemnification. Our charter provides that our directors will not be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation will not eliminate or limit liability to the extent that the elimination or limitation of this liability is not permitted by the Delaware General Corporation Law as it exists or may later be amended. Our charter further provides for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

STOCKHOLDER RIGHTS PLAN

     Under Delaware law, every corporation may create and issue rights entitling the holders of the rights to purchase from the corporation shares of its capital stock, subject to any provisions of its charter. The price and terms of the shares must be stated in the company's charter or in a resolution adopted by the board of directors for the creation or issuance of such rights.

     We have entered into a rights agreement with __________ as rights agent and have issued to Thermo Electron, our sole stockholder prior to the distribution, one preferred stock purchase right for each outstanding share of our common stock. Each right, when exercisable, entitles the registered holder to purchase from us a unit consisting of one ten-thousandth of a share of Series A junior participating preferred stock at a purchase price of $_____, subject to adjustment.

     The rights agreement provides that, with respect to the period of time prior to the distribution, the rights will not become exercisable as a result of Thermo Electron's ownership of our stock.

     The following description is a summary of the material terms of our stockholder rights plan after the distribution. It does not restate these terms in their entirety. We urge you to read our stockholder rights plan because it, and not this description, defines the terms and provisions of our plan. We have filed a copy of the rights agreement that establishes our rights plan as an exhibit to our registration statement on Form 10 of which this information statement forms a part. You may obtain a copy of the rights agreement at no charge by writing to us at the address listed below under the caption "Where You Can Find More Information."

     Distribution of rights. Initially, the rights are not exercisable and are attached to all certificates representing outstanding shares of our common stock, and we will not distribute separate rights certificates. The rights will separate from our common stock, and a rights distribution date will occur, upon the earlier of the following events:

     - 10 business days after a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock; and

     - 10 business days following the start of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of our common stock.

The distribution date may be deferred by our board of directors. In addition, some inadvertent actions will not trigger the occurrence of the rights distribution date.

     Prior to the rights distribution date:

     - the rights are evidenced by our common stock certificates and will be transferred with and only with such common stock certificates; and

     - the surrender for transfer of any certificates of our common stock will also constitute the transfer of the rights associated with our common stock represented by such certificate.

     The rights are not exercisable until the rights distribution date and will expire at the close of business on ________ __, 2010, unless we redeem or exchange them earlier as described below.

     As soon as practicable after the rights distribution date, rights certificates will be mailed to the holders of record of our common stock as of the close of business on the rights distribution date. From and after the rights distribution date, the separate rights certificates alone will represent the rights. All shares of our common stock issued prior to the rights distribution date will be issued with rights. Shares of our common stock issued after the rights distribution date in connection with specified employee benefit plans or upon conversion of specified securities will be issued with rights. Except as otherwise determined by our board of directors, no other shares of our common stock issued after the rights distribution date will be issued with rights.

     Flip-in event. If a person becomes the beneficial owner of 15% or more of the outstanding shares of our common stock, except as described below, each holder of a right will thereafter have the right to receive, upon exercise, a number of shares of our common stock, or, in some circumstances, cash, property or other securities of ours, which equals the exercise price of the right divided by one-half of the current market price of our common stock on the date the acquisition occurs. However, following the acquisition:

     - rights are not exercisable until the rights are no longer redeemable by us as set forth below; and

     - all rights that are, or were, under the circumstances specified in the rights agreement, beneficially owned by any acquiring person will be null and void.

The event set forth in this paragraph is referred to as a flip-in event. A flip-in event would not occur if there is an offer for all of our outstanding shares of common stock that our board of directors determines is fair to our stockholders and in their best interests.

     For example, at an exercise price of $100 per right, each right not owned by an acquiring person, or by some related parties, following a flip-in event would entitle the holder to purchase for $100 the number of shares of our common stock, or other consideration, as noted above, as equals $100 divided by one-half of the current market price of our common stock. Assuming that our common stock had a per share value of $50 at that time, the holder of each valid right would be entitled to purchase four shares of our common stock for $100.

     Flip-over event. If at any time after a person has become the beneficial owner of 15% or more of the outstanding shares of our common stock:

     - we are acquired in a merger or other business combination transaction in which we are not the surviving corporation,

     - our common stock is changed or exchanged for stock or securities of any other person or for cash or any other property or

     -    50% or more of our assets or earning power is sold or transferred,

then each holder of a right, except rights which previously have been voided as set forth above, shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the right divided by one-half of the current market price of that company's common stock at the date of the occurrence of the event. This exercise right does not arise if the merger or other transaction follows an offer for all of our outstanding shares of common stock that our board of directors determines is fair to our stockholders and in their best interests.

     For example, at an exercise price of $100 per right, each right following an event described in the preceding paragraph would entitle the holder to purchase for $100 the number of shares of common stock of the acquiring company as equals $100 divided by one-half of the current market price of that company's common stock. Assuming that the common stock had a per share value of $100 at that time, the holder of each valid right would be entitled to purchase two shares of common stock of the acquiring company for $100.

     Exchange of rights. At any time after a flip-in event, when no person owns a majority of our common stock, our board of directors may exchange the rights, other than rights owned by the acquiring person that have become void, in whole or in part, at an exchange ratio of one share of our common stock, or one ten-thousandth of a share of preferred stock, or of a share of a class or series of preferred stock having equivalent rights, preferences and privileges, per right.

     Series A junior participating preferred stock. Series A preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of series A preferred stock will be entitled to receive, when, as and if declared by our Board, a minimum preferential quarterly dividend payment of $100 per share and will be entitled to an aggregate dividend of 10,000 times the dividend declared per share of our common stock. In the event of liquidation, the holders of the series A preferred stock will be entitled to a minimum preferential liquidating payment of $100 per share and will be entitled to an aggregate payment of 10,000 times the payment made per share of our common stock. Each share of series A preferred stock will have 10,000 votes, voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which our common stock is changed or exchanged, each share of series A preferred stock will be entitled to receive 10,000 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the series A preferred stock's dividend, liquidation and voting rights, the value of one ten-thousandth of a share of series A preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

     Redemption of rights. At any time until ten business days following the date of a public announcement that a person has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of our common stock, we may redeem the rights in whole, but not in part, at a price of $.001 per right, payable in cash or stock. Immediately upon the redemption of the rights or such earlier time as established by our board of directors in the resolution ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.001 redemption price.

     Status of rights holder and tax effects. Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of ours, including the right to vote or to receive dividends. Although the distribution of the rights should not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock, or other consideration, or for common stock of the acquiring company as described above.

     Board's Authority to Amend. Our board of directors may amend any provision of the rights agreement, other than the redemption price, prior to the date on which the rights are no longer redeemable. Once the rights are no longer redeemable, our board's authority to amend the rights agreement is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of rights.

     Effects of the rights. The rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire our company and to provide our board of directors with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. The rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of us and our stockholders, as determined by a majority of our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors.

DIVIDENDS

     We currently anticipate that we will retain all of our earnings for use in the development of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is __________.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law and our charter and by-laws limit the monetary liability of our directors and provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. In addition, we have entered into indemnification agreements with our directors and officers that provide for the maximum indemnification allowed by law. We refer you to our charter, by-laws and form of indemnification agreement for officers and directors which are filed as exhibits to the registration statement of which this information statement is a part.

     We have an insurance policy which insures our directors and officers against liabilities that might be incurred in connection with the performance of their duties.

     Under the distribution agreement, Thermo Electron is obligated, under specified circumstances, to indemnify our directors and officers against liabilities. We refer you to the form of distribution agreement which is filed as an exhibit to the registration statement of which this information statement is a part.

                                     EXPERTS

     The consolidated financial statements in this information statement and elsewhere in the registration statement on Form 10 of which this information statement forms a part have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

     Following the distribution, we will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the SEC. We will also be subject to the proxy solicitation requirements of the Exchange Act. We plan to distribute to our stockholders annual reports containing audited consolidated financial statements. We also plan to make available to our stockholders, within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports containing interim unaudited financial information.

     We have filed a registration statement on Form 10 with the SEC to register the shares of our common stock to be issued on the date of distribution of shares of our common stock under the Exchange Act. This information statement does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, as some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance reference is made to the copy of each contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified by this reference.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC's website (http://www.sec.gov).

                             THERMO BIOMEDICAL INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          Page
Report of Independent Public Accountants.................................  F-2
Consolidated Statement of Income for Each of the Three Years in the
     Period Ended January 1, 2000, and for the Six Months Ended
     July 3, 1999 and July 1, 2000.......................................  F-3
Consolidated Balance Sheet as of January 2, 1999, January 1, 2000
     and July 1, 2000....................................................  F-4
Consolidated Statement of Cash Flows for Each of the Three Years in
     the Period Ended January 1, 2000 and for the Six Months Ended
     July 3, 1999 and July 1, 2000.......................................  F-6
Consolidated Statement of Comprehensive Income and Shareholder's
     Investment for Each of the Three Years in the Period Ended
     January 1, 2000 and for the Six Months Ended July 1, 2000...........  F-8
Notes to Consolidated Financial Statements...............................  F-9

To the Board of Directors of Thermo Biomedical Inc.:

     We have audited the accompanying consolidated balance sheet of Thermo Biomedical Inc. (a wholly owned subsidiary of Thermo Electron) and subsidiaries as of January 1, 2000 and January 2, 1999, and the related consolidated statements of income, cash flows and comprehensive income and shareholder's investment for each of the three years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Biomedical Inc. and subsidiaries as of January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000 in conformity with accounting principles generally accepted in the United States.



                                                  Arthur Andersen LLP



Boston, Massachusetts
September 1, 2000

                             THERMO BIOMEDICAL INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)



                                                             SIX MONTHS ENDED
                                                          ---------------------
                                                          JULY 1,       JULY 3,
                                                           2000          1999          1999          1998          1997
                                                          -------       -------        ----          ----          ----
                                                              (Unaudited)


REVENUES (Note 10)                                       $ 176,336    $ 162,140    $ 358,553    $ 306,363    $ 267,464
                                                         ---------    ---------    ---------    ---------    ---------

Costs and Operating Expenses:
   Cost of revenues                                         90,609       84,101      186,444      158,572      134,542
   Selling, general, and administrative expenses
    (Note 7)                                                50,316       45,769      102,780       89,628       83,261
   Research and development expenses                        11,509        7,448       18,519       14,188       11,869
   Restructuring and other unusual costs (income), net
     (Notes 3 and 8)                                           988         --           --            788       (1,259)
                                                         ---------    ---------    ---------    ---------    ---------

                                                           153,422      137,318      307,743      263,176      228,413
                                                         ---------    ---------    ---------    ---------    ---------

Operating Income                                            22,914       24,822       50,810       43,187       39,051

Interest Income                                                 86           21          275           85            3
Interest Expense                                              (907)        (312)      (1,410)        (981)      (1,477)
Other Income (Expense), Net                                    (68)        --            437         --           --
                                                         ---------    ---------    ---------    ---------    ---------

Income Before Provision for Income Taxes and Minority
   Interest                                                 22,025       24,531       50,112       42,291       37,577
Provision for Income Taxes (Note 4)                          8,784       10,077       20,686       17,198       15,482
Minority Interest Expense                                      191          326          576          759          892
                                                         ---------    ---------    ---------    ---------    ---------

NET INCOME                                               $  13,050    $  14,128    $  28,850    $  24,334    $  21,203
                                                         =========    =========    =========    =========    =========

Basic and Diluted Earnings per Share (Note 11)           $   4,350    $   4,709    $   9,617    $   8,111    $   7,068
                                                         =========    =========    =========    =========    =========

Basic and Diluted Weighted Average Shares
   (Note 11)                                                     3            3            3            3            3
                                                         =========    =========    =========    =========    =========











The accompanying notes are an integral part of these consolidated financial statements.

                             THERMO BIOMEDICAL INC.
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                               JULY 1,
                                                2000         1999         1998
                                               -------       ----         ----
                                             (Unaudited)
ASSETS
Current Assets:
   Cash and cash equivalents                  $  6,429     $  3,012     $  2,398
   Advance to affiliate                           --            132         --
   Accounts receivable, less
    allowances of $6,746, $6,601,
    and $3,448                                  73,276       86,189       59,109
   Inventories                                  66,902       58,734       54,542
   Deferred tax asset (Note 4)                  13,055       13,055        9,714
   Prepaid expenses                              3,885        3,803        3,177
                                              --------     --------     --------

                                               163,547      164,925      128,940
                                              --------     --------     --------

Property, Plant and Equipment,
  at Cost, Net                                  27,586       28,290       27,406
                                              --------     --------     --------

Other Assets                                     8,673        5,722        4,339
                                              --------     --------     --------

Cost in Excess of Net Assets
  of Acquired Companies (Note 2)               187,152      181,172      159,659
                                              --------     --------     --------

                                              $386,958     $380,109     $320,344
                                              ========     ========     ========

                             THERMO BIOMEDICAL INC.
                     CONSOLIDATED BALANCE SHEET (CONTINUED)
                       (IN THOUSANDS EXCEPT SHARE AMOUNTS)


                                                                               JULY 1,
                                                                                2000         1999         1998
                                                                               -------       ----         ----
                                                                             (Unaudited)


LIABILITIES AND SHAREHOLDER'S INVESTMENT
Current Liabilities:
   Notes payable and current maturities of long-term obligations (includes advance from affiliate of $38,986 in 2000 and $35,402 in 1999;
     Notes 2 and 5)                                                          $  39,677    $  38,916    $  11,212
   Accounts payable                                                             17,253       17,821       14,367
   Accrued payroll and employee benefits                                        12,006       15,638        9,484
   Accrued installation and warranty costs                                       6,567        7,236        6,482
   Deferred revenue                                                              8,564        9,957        6,948
   Accrued commissions                                                           4,499        5,451        3,447
   Other accrued expenses                                                       17,487       18,310        9,457
   Due to parent company and affiliated companies (Note 2)                       1,576        1,632          327
                                                                             ---------    ---------    ---------

                                                                               107,629      114,961       61,724
                                                                             ---------    ---------    ---------

Other Deferred Items (Note 4)                                                      495          495          703
                                                                             ---------    ---------    ---------

Minority Interest (Note 2)                                                        --          9,222        8,646
                                                                             ---------    ---------    ---------

Commitments (Note 9)

Shareholder's Investment (Notes 2 and 3):
   Common stock, $.01 par value, 3,000 shares authorized, issued and
     outstanding                                                                  --           --           --
   Capital in excess of par value                                              262,355      240,167      240,167
   Retained earnings                                                            18,244       16,605        9,840
   Accumulated other comprehensive items                                        (1,765)      (1,341)        (736)
                                                                             ---------    ---------    ---------

                                                                               278,834      255,431      249,271
                                                                             ---------    ---------    ---------

                                                                             $ 386,958    $ 380,109    $ 320,344
                                                                             =========    =========    =========








The accompanying notes are an integral part of these consolidated financial statements.

                             THERMO BIOMEDICAL INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)



                                                               SIX MONTHS ENDED
                                                            ---------------------
                                                            JULY 1,       JULY 3,
                                                             2000          1999       1999        1998        1997
                                                            -------       -------     ----        ----        ----
                                                                 (Unaudited)

OPERATING ACTIVITIES
   Net income                                               $ 13,050    $ 14,128    $ 28,850    $ 24,334    $ 21,203
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                           7,762       5,970      13,353      11,757      11,774
       Provision for losses on accounts receivable               510       1,260       3,362       1,316       1,598
       Minority interest expense                                 191         326         576         759         892
       Gain on curtailment of postretirement benefit plan
         (Note 3)                                               --          --          --          --        (1,487)
       Other noncash items                                        (5)         (3)        167         607         791
       Changes in current accounts, excluding the effects
         of acquisitions:
           Accounts receivable                                11,775      (6,124)    (20,394)       (425)     (8,786)
           Inventories                                        (8,468)       (667)      2,643       1,363      (2,770)
           Other current assets                                 (158)     (2,654)     (2,274)      1,553      (1,655)
           Accounts payable                                     (447)      2,250       1,233        (826)      2,003
           Other current liabilities                          (7,634)      4,267       8,941      (4,869)      2,685
       Other                                                    --           791         711      (2,199)        715
                                                            --------    --------    --------    --------    --------

              Net cash provided by operating activities       16,576      19,544      37,168      33,370      26,963
                                                            --------    --------    --------    --------    --------

INVESTING ACTIVITIES
   Acquisition, net of cash acquired (Note 2)                   --          --       (28,395)       --          --
   Purchases of property, plant and equipment                 (4,149)     (3,089)     (7,049)     (7,352)     (4,081)
   Proceeds from sale of property, plant and equipment           246          64       1,029         364         322
   Advances to affiliate                                         132        --          (132)       --          --
   Other                                                        (433)          6        (289)       (300)       (943)
                                                            --------    --------    --------    --------    --------

              Net cash used in investing activities         $ (4,204)   $ (3,019)   $(34,836)   $ (7,288)   $ (4,702)
                                                            --------    --------    --------    --------    --------


                             THERMO BIOMEDICAL INC.
                CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
                                 (IN THOUSANDS)


                                                              SIX MONTHS ENDED
                                                            -------------------
                                                            July 1,     July 3,
                                                             2000        1999        1999         1998        1997
                                                            -------     -------      ----         ----        ----
                                                          (Unaudited)

FINANCING ACTIVITIES
   Proceeds from issuance of short-term obligations to
     affiliated companies (Note 2)                          $   --      $   --      $ 40,171    $   --      $   --
   Repayment of long-term obligations                           --          --        (8,610)     (8,088)    (12,195)
   Repayment of notes payable (Note 2)                          --          --        (9,692)       --          --
   Net transfer to parent company                            (11,411)    (13,822)    (22,085)    (18,781)     (7,309)
   Increase (decrease) in short-term borrowings                2,512        (959)       (976)        835        (377)
                                                            --------    --------    --------    --------    --------

              Net cash used in financing activities           (8,899)    (14,781)     (1,192)    (26,034)    (19,881)
                                                            --------    --------    --------    --------    --------

Exchange Rate Effect on Cash                                     (56)       (885)       (526)        536        (898)
                                                            --------    --------    --------    --------    --------

Increase in Cash and Cash Equivalents                          3,417         859         614         584       1,482
Cash and Cash Equivalents at Beginning of Period               3,012       2,398       2,398       1,814         332
                                                            --------    --------    --------    --------    --------

Cash and Cash Equivalents at End of Period                  $  6,429    $  3,257    $  3,012    $  2,398    $  1,814
                                                            ========    ========    ========    ========    ========

CASH PAID FOR
   Interest                                                 $    390    $    274    $  1,355    $  1,203    $  1,783
   Income taxes                                             $  9,815    $ 10,046    $ 21,000    $ 12,627    $ 14,333

NONCASH ACTIVITIES (Note 2)
   Fair value of assets of acquired company                 $   --      $   --      $ 57,059    $   --      $   --
   Cash paid for acquired company                               --          --       (30,479)       --          --
                                                            --------    --------    --------    --------    --------

     Liabilities assumed of acquired company                $   --      $   --      $ 26,580    $   --      $   --
                                                            ========    ========    ========    ========    ========

   Transfer of acquired businesses from parent company      $   --      $   --      $   --      $ 16,540    $ 45,822
                                                            ========    ========    ========    ========    ========

   Transfer of acquired minority interest in subsidiaries
     from parent company                                    $ 22,188    $   --      $   --      $   --      $   --
                                                            ========    ========    ========    ========    ========








The accompanying notes are an integral part of these consolidated financial statements.

                             THERMO BIOMEDICAL INC.
   CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDER'S INVESTMENT
                                 (IN THOUSANDS)



                                                  JULY 1,
                                                   2000          1999         1998         1997
                                                  -------        ----         ----         ----
                                               (Unaudited)

COMPREHENSIVE INCOME
Net Income                                       $  13,050    $  28,850    $  24,334    $  21,203
                                                 ---------    ---------    ---------    ---------
Other Comprehensive Items:
   Foreign currency translation adjustment            (424)        (605)         286       (1,146)
                                                 ---------    ---------    ---------    ---------

                                                 $  12,626    $  28,245    $  24,620    $  20,057
                                                 =========    =========    =========    =========

SHAREHOLDER'S INVESTMENT
Common Stock, $.01 Par Value:
   Balance at beginning and end of period        $    --      $    --      $    --      $    --
                                                 ---------    ---------    ---------    ---------

Capital in Excess of Par Value:
   Balance at beginning of period                  240,167      240,167      223,627      177,805
   Transfer of acquired minority interest in
     subsidiaries from parent company (Note 2)      22,188         --           --           --
   Transfer of acquired businesses from parent
     company (Note 2)                                 --           --         16,540       45,822
                                                 ---------    ---------    ---------    ---------

   Balance at end of period                        262,355      240,167      240,167      223,627
                                                 ---------    ---------    ---------    ---------

Retained Earnings:
   Balance at beginning of period                   16,605        9,840        4,287       (9,607)
   Net income                                       13,050       28,850       24,334       21,203
   Net transfer to parent company                  (11,411)     (22,085)     (18,781)      (7,309)
                                                 ---------    ---------    ---------    ---------

   Balance at end of period                         18,244       16,605        9,840        4,287
                                                 ---------    ---------    ---------    ---------

Accumulated Other Comprehensive Items:
   Balance at beginning of period                   (1,341)        (736)      (1,022)         124
   Other comprehensive items, net                     (424)        (605)         286       (1,146)
                                                 ---------    ---------    ---------    ---------

   Balance at end of period                         (1,765)      (1,341)        (736)      (1,022)
                                                 ---------    ---------    ---------    ---------

                                                 $ 278,834    $ 255,431    $ 249,271    $ 226,892
                                                 =========    =========    =========    =========







The accompanying notes are an integral part of these consolidated financial statements.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
     Thermo Biomedical Inc. (the "Company") designs, manufactures and markets medical devices and products, including respiratory care equipment, neurodiagnostic systems and wireless patient monitoring systems, critical care disposable devices and other specialty products and materials.

RELATIONSHIP WITH THERMO ELECTRON CORPORATION
     The Company operated as a division of Thermo Electron Corporation ("Thermo Electron") until its incorporation as a Delaware corporation in August 1995 as a wholly owned subsidiary of Thermo Electron. Subsequently, Thermo Electron contributed all of the assets or stock of certain of its subsidiaries relating to its Nicolet Biomedical Inc. ("Nicolet Biomedical"), Bird Medical Technologies, Inc. ("Bird Medical Technologies"), SensorMedics Corporation ("SensorMedics"), Medical Data Electronics, Inc. ("Medical Data Electronics") and Bear Medical Systems Inc. ("Bear Medical Systems") subsidiaries to the Company. In September 2000, Thermo Electron contributed its MWW, Corpak LLC ("Corpak") and Tecomet Inc. ("Tecomet") subsidiaries and substantially all of the assets and liabilities of its Thermedics Polymer Products division to the Company. The transfers of these businesses from Thermo Electron were recorded at historical cost. As of January 1, 2000, Thermo Electron owned 100% of the Company's outstanding common stock.
     The accompanying financial statements include the assets, liabilities, income and expenses of the businesses described above from the dates they were first included in Thermo Electron's consolidated financial statements. The accompanying financial statements do not include Thermo Electron's general corporate debt, which is used to finance operations of all of its respective business segments, or an allocation of Thermo Electron's interest expense. The Company has had positive cash flows from operations for all periods presented.

PRINCIPLES OF CONSOLIDATION
     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

FISCAL YEAR
     The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1999, 1998 and 1997 are for the fiscal years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively. Fiscal years 1999 and 1998 each included 52 weeks; fiscal year 1997 included 53 weeks.

REVENUE RECOGNITION
     The Company recognizes its revenues upon shipment of its products. The Company provides a reserve for its estimate of installation and warranty costs at the time of shipment.

STOCK-BASED COMPENSATION PLANS
     The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholder's investment.

INCOME TAXES
     The Company and Thermo Electron have a tax allocation agreement under which the Company is included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Electron's ownership of the Company were to fall below 80%, the Company would be required to file its own federal income tax return.
     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS
     The Company's cash receipts and disbursements were combined with other Thermo Electron corporate cash transactions. The Company's cash and cash equivalents include investments in interest-bearing accounts of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value. Cash transfers between the Company and Thermo Electron appear in the accompanying statement of cash flows and statement of comprehensive income and shareholder's investment as "Net transfer to parent company."
     The following table presents the cash flows between the Company and Thermo Electron:

                                                   Retained            Average
(In thousands)                                     Earnings            Balance
--------------                                     --------            -------

BALANCE DECEMBER 28, 1996                          $ (9,607)           $
   Net income                                        21,203
   Corporate service fee payment                     (2,675)
   Tax allocation payment to parent company         (15,482)
   Other cash transfers from parent company          10,848
                                                   --------            --------

BALANCE JANUARY 3, 1998                               4,287              (2,660)
   Net income                                        24,334
   Corporate service fee payment                     (2,451)
   Tax allocation payment to parent company         (17,198)
   Other cash transfers from parent company             868
                                                   --------            --------

BALANCE JANUARY 2, 1999                               9,840               7,064
   Net income                                        28,850
   Corporate service fee payment                     (2,868)
   Tax allocation payment to parent company         (20,686)
   Other cash transfers from parent company           1,469
                                                   --------            --------

BALANCE JANUARY 1, 2000                              16,605              13,223
                                                  (Unaudited)
   Net income                                        13,050
   Corporate service fee payment                     (1,411)
   Tax allocation payment to parent company          (8,784)
   Other cash transfers to parent company            (1,216)
                                                   --------            --------

BALANCE JULY 1, 2000                               $ 18,244            $ 17,425
                                                   ========            ========

ADVANCE TO/FROM AFFILIATE
     Certain of the Company's European-based subsidiaries participate in a cash management arrangement with a wholly owned subsidiary of Thermo Electron. Under this arrangement, amounts advanced to the wholly owned subsidiary of Thermo Electron by the Company's European-based subsidiaries bear interest based on Euro market rates. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. The Company has access to a $2,167,000 line of credit from such wholly owned subsidiary of Thermo Electron under this arrangement, of which the Company had borrowed $802,000 at year-end 1999.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES (CONTINUED)

INVENTORIES
     Inventories are stated at the lower of cost (on a first-in, first-out or weighted-average basis) or market value and include materials, labor and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                        1999            1998
--------------                                        ----            ----

Raw Materials                                       $29,527         $27,285
Work in Process                                       9,322           6,877
Finished Goods                                       19,885          20,380
                                                    -------         -------
                                                    $58,734         $54,542
                                                    =======         =======

     The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of the inventories to net realizable value.

PROPERTY, PLANT AND EQUIPMENT
     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 20 to 30 years; machinery and equipment, 2 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset.
     Property, plant and equipment consists of the following:

(In thousands)                                          1999        1998
--------------                                          ----        ----

Land and Buildings                                    $10,343      $10,837
Machinery and Equipment                                57,217       50,274
Leasehold Improvements                                  7,512        7,370
                                                      -------      -------

                                                       75,072       68,481
Less:  Accumulated Depreciation and Amortization       46,782       41,075
                                                      -------      -------
                                                      $28,290      $27,406
                                                      =======      =======

OTHER ASSETS
     Other assets in the accompanying balance sheet include the cost of acquired patents and trademarks. These assets are being amortized using the straight-line method over their estimated useful lives, which range from 3 to 17 years. These assets were $4,354,000 and $2,636,000, net of accumulated amortization of $6,744,000 and $5,817,000, at year-end 1999 and 1998, respectively.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES (CONTINUED)

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES
     The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $20,278,000 and $15,770,000 at year-end 1999 and 1998, respectively. The Company assesses the future useful life of this and other long-term assets whenever events or changes in circumstances indicate that the current useful life has diminished. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. The Company assesses cash flows before interest charges and, when an impairment is indicated, writes the asset down to fair value. If quoted market prices are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

FOREIGN CURRENCY
     All assets and liabilities of the Company's foreign subsidiaries are translated at year end exchange rates, and revenues and expenses are translated at average exchange rates for the year, in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholder's investment titled "Accumulated other comprehensive items." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for each of the three years presented.

COMPREHENSIVE INCOME
     Comprehensive income combines net income and "other comprehensive items, net" which represents foreign currency translation adjustments, reported as a component of shareholder's investment in the accompanying balance sheet. At year-end 1999 and 1998, the balance of other comprehensive items represents the Company's cumulative translation adjustment. During the first six months of 2000 and 1999, the Company had unaudited comprehensive income of $12,626,000 and $13,500,000, respectively.

RECENT ACCOUNTING PRONOUNCEMENT
     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur upon customer acceptance and/or at completion of installation. SAB 101 requires that companies conform their revenue recognition practices to the requirements therein during the fourth quarter of calendar 2000 through recording a cumulative net of tax effect of the change in accounting. The Company has not completed the analysis to determine the effect that SAB 101 will have on its financial statements.

USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS
     The Company's financial instruments consist mainly of cash and cash equivalents, advance to affiliate, accounts receivable, notes payable and current maturities of long-term obligations, accounts payable and due to parent company and affiliated companies. Their respective carrying amounts in the accompanying balance sheet approximate fair value due to their short-term nature.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES (CONTINUED)

INTERIM FINANCIAL STATEMENTS
     The financial statements as of July 1, 2000 and for the six-month periods ended July 1, 2000 and July 3, 1999 are unaudited but, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of results for the interim periods. The results of operations for the six-month period ended July 1, 2000 are not necessarily indicative of the results to be expected for the entire year.

2. ACQUISITIONS

     In July 1999, Thermedics Inc. ("Thermedics"), then a majority-owned subsidiary of Thermo Electron, through its wholly owned subsidiary, MWW, acquired Erich Jaeger, GmbH ("Erich Jaeger"), a medical products company based in Germany, for $30,479,000 in cash, including the repayment of certain of Erich Jaeger's indebtedness, and the assumption of $13,401,000 of Erich Jaeger's indebtedness. Erich Jaeger develops and manufactures equipment for lung-function, cardio-respiratory and sleep-disorder diagnosis and monitoring. MWW financed this acquisition with $30,479,000 of short-term borrowings from a wholly owned subsidiary of Thermo Electron, which are due on demand and bear interest at prevailing German market rates, set at the beginning of each month. The interest rate at January 1, 2000 was 3.95%. MWW was subsequently contributed by Thermo Electron to the Company. Of the indebtedness assumed, the Company refinanced $9,692,000 with additional borrowings from the wholly owned subsidiary of Thermo Electron and repaid the balance upon maturity in May 2000. Of the total borrowings from Thermo Electron of $40,171,000 for the acquisition of Erich Jaeger and payment of its indebtedness, $34,600,000 is included in advance from affiliate, a component of notes payable and current maturities of long-term obligations, and $3,853,000 is included in due to parent company and affiliated companies, net of currency effects, in the accompanying 1999 balance sheet.
     In November 1998, Thermo Electron acquired the Grason-Stadler Inc. ("Grason-Stadler") subsidiary of Welch-Allyn, Inc. for $16,540,000 in cash and the assumption of certain liabilities. Grason-Stadler manufactures audio meters and other clinical hearing measurement instruments.
     In August 1997, Thermo Electron acquired IMEX Medical Systems Inc. ("IMEX") for $9,400,000 in cash and the assumption of certain liabilities. IMEX was renamed Nicolet Vascular Inc. ("Nicolet Vascular"). Nicolet Vascular manufactures products used to evaluate peripheral vascular disease, as well as products to detect fetal heartbeat. In October 1997, Thermo Electron acquired the business of Bear Medical Systems from Allied Healthcare Products, Inc. for $36,333,000 in cash. Bear Medical Systems designs, manufactures and markets respiratory products, primarily ventilators used in acute hospital and long-term care.
     On June 30, 2000, Thermo Electron completed a transaction through which it acquired shares representing the minority interest in Thermedics. Cost in excess of net assets of acquired companies of $12,775,000 arose in this transaction related to Thermedics' ownership of MWW, Corpak and Thermedics Polymer Products. This amount became part of the historical cost of these businesses as of June 30, 2000. As part of this transaction, the Company's minority interest liability related to these subsidiaries of $9,413,000 was discharged. Subsequent to this date, the Company has no minority interests in any of its subsidiaries.
     These acquisitions have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $88,956,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2. ACQUISITIONS (CONTINUED)

     Based on unaudited data, the following table presents selected financial information for the Company and Bear Medical Systems on a pro forma basis, assuming they had been combined since the beginning of 1997. The effect of the acquisitions of Erich Jaeger, Nicolet Vascular and Grason-Stadler were not material to the Company's results of operations at their respective dates of acquisition.

(In thousands)                                                      1997
--------------                                                      ----

Revenues                                                          $293,505
Net Income                                                          23,079

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Bear Medical Systems been made at the beginning of 1997.
     In connection with these acquisitions, the Company has undertaken certain restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalized its restructuring plans no later than one year from the respective dates of the acquisitions. Restructuring costs for SensorMedics, which was accounted for as a pooling of interests in 1996, were charged to expense as incurred and are described in Note 8. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.
     A summary of the changes in accrued acquisition expenses for acquisitions completed before and during 1997 is as follows:

(In thousands)
--------------

BALANCE AT DECEMBER 28, 1996                                      $ 336
 Reserves established                                               492
 Usage                                                             (356)
                                                                  -----

BALANCE AT JANUARY 3, 1998                                          472
 Usage                                                             (472)
                                                                  -----

BALANCE AT JANUARY 2, 1999 AND JANUARY 1, 2000                    $  --
                                                                  =====

     The acquisition expenses for the 1997 acquisitions consisted of severance for 11 employees across all functions. The Company finalized its restructuring plans for the 1997 acquisitions in 1998.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2. ACQUISITIONS (CONTINUED)

     A summary of the changes in accrued acquisition expenses for Grason-Stadler is as follows:



(In thousands)                                                       Total
--------------                                                       -----

 Reserves established                                                $ 33
 Usage                                                                 (8)
                                                                     ----

BALANCE AT JANUARY 2, 1999                                             25
 Usage                                                                (25)
                                                                     ----

BALANCE AT JANUARY 1, 2000                                           $ --
                                                                     ====

     The principal acquisition expenses for Grason-Stadler consisted of severance for one employee. The Company finalized its restructuring plans for Grason-Stadler in 1999.

     A summary of the changes in accrued acquisition expenses for Erich Jaeger is as follows:


                                                         Abandonment
                                                           of Excess
(In thousands)                           Severance        Facilities             Other            Total
--------------                           ---------       -----------             -----            -----


 Reserves established                    $  2,335          $   680              $ 431            $ 3,446
 Currency translation                        (146)             (42)               (27)              (215)
                                         --------          -------              -----            -------

BALANCE AT JANUARY 1, 2000                  2,189              638                404              3,231
                                                         (Unaudited)
 Reserves established                         237               --                379                616
 Usage                                       (798)            (153)                (9)              (960)
 Currency translation adjustment             (113)             (33)               (21)              (167)
                                         --------          -------              -----            -------

BALANCE AT JULY 1, 2000                  $  1,515          $   452              $ 753            $ 2,720
                                         ========          =======              =====            =======


     The principal accrued acquisition expenses for Erich Jaeger consisted of severance for 36 employees across all functions and the abandonment of operating facilities in the United States and the Netherlands with lease terms through 2003. The amounts captioned as other primarily represent employee relocation costs. Severance and other costs will primarily be paid over the remainder of 2000. No unresolved matters remained at July 1, 2000, related to the restructuring plans for Erich Jaeger.

3. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK PURCHASE PROGRAM
     Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by Thermo Electron. Prior to the 1998 program year, shares of Thermo Electron's common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, shares of Thermo Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3. EMPLOYEE BENEFIT PLANS (CONTINUED)

PRO FORMA STOCK-BASED COMPENSATION EXPENSE
     Certain of the Company's employees participate in the stock option plans of Thermo Electron. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after 1994 under stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income would have been:

(In thousands)                               1999          1998          1997
--------------                               ----          ----          ----

Net Income:
   As reported                             $28,850        $24,334      $21,203
   Pro forma                                27,109         21,637       20,689
Basic and Diluted Earnings per Share:
   As reported                               9,617          8,111        7,068
   Pro forma                                 9,036          7,212        6,896

     Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(K) SAVINGS PLAN
     Substantially all of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. In addition, certain of the Company's employees are eligible to participate in 401(k) saving plans sponsored by the Company's Nicolet Biomedical subsidiary. Contributions to the plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,607,000, $1,387,000 and $1,321,000 in 1999, 1998 and 1997, respectively.

POSTRETIREMENT BENEFITS
     Prior to December 1997, SensorMedics provided certain health care and life insurance benefits to eligible retired employees. All employees became eligible for retiree health care benefits after reaching age 55 with 10 years of service, provided they began employment with SensorMedics prior to January 1, 1995. In situations where full-time employees retired from SensorMedics between age 55 and age 65, most were eligible to receive, at a cost to the retiree equal to the cost for an active employee, certain health care benefits identical to those available to active employees. The plans were unfunded. SensorMedics continued to fund benefit costs principally on a pay-as-you-go basis, with the retiree paying a portion of the costs. After attaining age 65, an eligible retiree's health care benefits coverage became subject to Medicare "carve-out" provisions, with the retiree paying the same pro-rata amount they paid prior to reaching age 65 (although total payments for SensorMedics and retiree were lower due to Medicare "carve-out" provisions). SensorMedics reserved the right to change or terminate the benefits at any time.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3. EMPLOYEE BENEFIT PLANS (CONTINUED)

     Effective January 1, 1995 SensorMedics amended the health care and life insurance benefits available for eligible retirees. The amendment principally capped benefits SensorMedics would pay for eligible retiree health care for employees retiring on or after January 1, 1997 and excluded any postretirement benefits for any employee hired after January 1, 1995. This amendment resulted in an unrecognized prior service gain of $1,013,000, which was amortized on a straight-line basis over the average remaining employee service period of approximately 13 years as a reduction in postretirement benefit expense beginning in 1995.
     In December 1997, SensorMedics decided to terminate this plan, effective January 31, 1999. Accordingly, SensorMedics recorded a curtailment gain of $1,487,000, which is included in restructuring and other unusual costs (income), net in the accompanying 1997 statement of income.

4. INCOME TAXES

     The components of income before provision for income taxes and minority interest are as follows:

(In thousands)                                   1999       1998        1997
--------------                                   ----       ----        ----

Domestic                                       $46,408     $42,925    $38,129
Foreign                                          3,704        (634)      (552)
                                               -------     -------    -------

                                               $50,112     $42,291    $37,577
                                               =======     =======    =======

     The components of the provision for income taxes are as follows:

(In thousands)                                   1999       1998        1997
--------------                                   ----       ----        ----

Currently Payable (Refundable):
   Federal                                     $16,799    $13,686     $13,862
   State                                         3,306      2,486       2,725
   Foreign                                       1,893          9          23
                                               -------    -------     -------

                                                21,998     16,181      16,610
                                               -------    -------     -------

Net Deferred (Prepaid):
   Federal                                      (1,195)       883        (980)
   State                                          (181)       134        (148)
   Foreign                                          64         --          --
                                               -------    -------     -------
                                                (1,312)     1,017      (1,128)
                                               -------    -------     -------
                                               $20,686    $17,198     $15,482
                                               =======    =======     =======

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4. INCOME TAXES (CONTINUED)

     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

(In thousands)                                   1999        1998       1997
--------------                                   ----        ----       ----

Provision for Income Taxes at Statutory Rate    $17,540     $14,802    $13,152
Increases (Decreases) Resulting From:
   Foreign sales corporation benefit             (1,107)     (1,044)      (961)
   State income taxes, net of federal tax         2,031       1,703      1,675
   Amortization of cost in excess of net
     assets of acquired companies                 1,148         845        949
   Nondeductible costs                              511         663        574
   Foreign tax rate differential and
     foreign losses not benefited                   555         231        216
   Other                                              8          (2)      (123)
                                                -------     -------    -------
                                                $20,686     $17,198    $15,482
                                                =======     =======    =======

     Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                           1999        1998
--------------                                           ----        ----

Prepaid (Deferred) Income Taxes:
   Inventory basis difference                          $ 6,197      $ 5,860
   Reserves and accruals                                 4,434        2,469
   Accrued compensation                                  2,377        1,985
   Net operating loss and credit carryforwards             971          884
   Depreciation and amortization                           432        1,313
   Other, net                                               47         (600)
                                                       -------      -------

                                                        14,458       11,911
   Less:  Valuation allowance                             (971)        (884)
                                                       -------      -------

                                                       $13,487      $11,027
                                                       =======      =======

     The valuation allowance relates to uncertainty surrounding the realization of the foreign tax loss and credit carryforwards. At year-end 1999, the Company had foreign net operating loss carryforwards of $2,300,000, of which $800,000 expire in 2004 and the balance do not expire. A provision has not been made for U.S. or additional foreign taxes on $1,600,000 of undistributed earnings of foreign subsidiaries which could be subject to taxation if remitted to the United States. because the Company plans to keep these amounts permanently invested overseas.

5. SHORT-TERM OBLIGATIONS

     Notes payable and current maturities of long-term obligations in the accompanying balance sheet includes $187,000 and $1,880,000 at year-end 1999 and 1998, respectively, of short-term bank borrowings and borrowings under lines of credit at certain of the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 6.6% and 3.1% at year-end 1999 and 1998, respectively.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. SHORT-TERM OBLIGATIONS (CONTINUED)

     In addition, through June 1999, the Company's Netherlands-based subsidiary had an agreement with a wholly owned subsidiary of Thermo Electron under which the subsidiary could borrow funds bearing interest at a rate based on Netherlands market rates, set at the beginning of each month. At year-end 1998, the Company had borrowings under this agreement of $651,000, which is included in notes payable and current maturities of long-term obligations in the accompanying balance sheet. The weighted average interest rate for these borrowings was 4.5% at year-end 1998.
     At year-end 1999, certain of the Company's Germany-based subsidiaries had borrowings of $802,000 under an arrangement with a wholly owned subsidiary of Thermo Electron (Note 1). The weighted average interest rate for these borrowings was 3.95% at year-end 1999.
     Unused lines of credit, including amounts available under arrangements with a wholly owned subsidiary of Thermo Electron, were $1,899,000 at year-end 1999. Borrowings under lines of credit are generally guaranteed by Thermo Electron.

6. LONG-TERM OBLIGATIONS

     To partially finance the acquisition of Medical Data Electronics in August 1996, the Company issued a promissory note in the amount of $24,296,000 to the previous owners. This note was noninterest-bearing and called for annual payments of $9,167,000 with a final maturity of July 1999. The Company discounted the note for an effective interest rate of 6.46%.

7. RELATED-PARTY TRANSACTIONS

CORPORATE SERVICES
     The Company and Thermo Electron have a corporate services arrangement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. The Company paid an amount equal to 0.8% and 1.0% of the Company's revenues in 1998 and 1997, respectively. For these services the Company was charged $2,868,000, $2,451,000 and $2,675,000 in 1999, 1998 and
1997, respectively. Management believes that the service fees charged by Thermo Electron are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

OPERATING LEASE
     The Company leases office space from an affiliate which is controlled by Thermo Electron under an operating lease arrangement that expires in 2001. The accompanying statement of income includes expense from this lease of $772,000, $782,000 and $790,000 in 1999, 1998 and 1997, respectively. Future minimum payments due under this lease at January 1, 2000, are $745,000 in 2000 and $728,000 in 2001.

OTHER RELATED-PARTY TRANSACTIONS
     The Company provides metal fabrication services to Thermo Cardiosystems Inc., a majority-owned subsidiary of Thermo Electron. The Company was paid $3,622,000, $1,714,000 and $1,871,000 in 1999, 1998 and 1997, respectively, for these services.
     The Company sold products totaling $1,446,000, $1,350,000 and $1,030,000 during 1999, 1998 and 1997, respectively, to affiliates controlled by Thermo Electron.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. RESTRUCTURING AND OTHER UNUSUAL COSTS (INCOME)

     Restructuring and other unusual costs (income), net in 1998 and 1997 includes $788,000 and $175,000, respectively, of costs recorded at SensorMedics, primarily consisting of severance costs for seven employees. In addition, in 1997, the Company recorded restructuring costs of $53,000 relating primarily to the closure of Nicolet Biomedical's operations in Germany.
     During 1997, the Company recorded an unusual gain of $1,487,000 resulting from the curtailment of an employee benefit plan at SensorMedics (Note 3).
     The Company recorded restructuring and other unusual costs of $988,000 during the first six months of 2000, representing employee retention costs in connection with Thermo Electron's proposed plan to spin off the Company (Note
11). The retention costs are being recorded ratably over the period through which the employees must remain employed to qualify for the payment.
     The Company recorded restructuring and other unusual costs, net, as follows:


                                                    Employee
(In thousands)                    Severance         Retention            Total
--------------                    ---------         ---------            -----

1997 RESTRUCTURING PLAN
 Costs incurred in 1997 (a)        $  175            $    --            $  175
 1997 Usage                          (105)                --              (105)
                                   ------            -------            ------

 BALANCE AT JANUARY 3, 1998 (b)        70                 --                70
 1998 Usage                           (70)                --               (70)
                                   ------            -------            ------

 BALANCE AT JANUARY 2, 1999 AND
  JANUARY 1, 2000                  $   --            $    --            $   --
                                   ======            =======            ======

1998 RESTRUCTURING PLAN
 Costs incurred in 1998            $  788            $    --            $  788
 1998 Usage                           (11)                --               (11)
                                   ------            -------            ------

 BALANCE AT JANUARY 2, 1999           777                 --               777
 1999 Usage                          (516)                --              (516)
 Currency translation                (102)                --              (102)
                                   ------            -------            ------

 BALANCE AT JANUARY 1, 2000 (c)       159                 --               159
 2000 Usage                          (108)                --              (108)
 Currency translation                  (8)                --                (8)
                                   ------            -------            ------

 BALANCE AT JULY 1, 2000           $   43            $    --            $   43
                                   ======            =======            ======

                                             (Unaudited)
2000 RESTRUCTURING PLAN
 Costs incurred in 2000 (d)        $   --            $   988            $  988
 2000 Usage                            --                 (5)               (5)
                                   ------            -------            ------

 BALANCE AT JULY 1, 2000 (e)       $   --            $   983            $  983
                                   ======            =======            ======

(a) Excludes a $1,487,000 gain on the termination of a postretirement benefit plan in the Respiratory Care segment and noncash charges of $53,000 in the Neuro Care segment.
(b) The balance of accrued severance at year-end 1997 represents amounts for planned severances in the Respiratory Care segment. The payments were made in 1998.

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



8. RESTRUCTURING AND OTHER UNUSUAL COSTS (INCOME) (CONTINUED)

(c) The balance of accrued severance at year-end 1998 represents amounts for planned severances in the Respiratory Care segment. Payments were made in 1999 and will continue through 2000.
(d) Reflects costs of $104,000, $206,000 and $678,000 in the Respiratory Care, Neuro Care and Specialty Medical Products segments, respectively.

(e) The Company expects to make the payments for employee retention during 2001.

9. COMMITMENTS

     In addition to the related-party operating leases described in Note 7, the Company leases manufacturing, office and research facilities under various operating lease arrangements. The accompanying statement of income includes expense from these leases of $4,591,000, $5,954,000 and $4,695,000 in 1999, 1998
and 1997, respectively. Future minimum payments due under these noncancelable operating leases at January 1, 2000, are $4,366,000 in 2000; $3,662,000 in 2001;
$3,205,000 in 2002; $2,532,000 in 2003; $2,127,000 in 2004; and $463,000 in 2005
and thereafter.

10. BUSINESS SEGMENT INFORMATION, EXPORT REVENUES AND CONCENTRATIONS OF RISK

BUSINESS SEGMENT INFORMATION
     The Company's businesses operate in three segments: Respiratory Care, Neuro Care, and Specialty Medical Products. The Respiratory Care segment, which includes the Company's Bear Medical Systems, Bird Products Corporation, SensorMedics and Erich Jaeger subsidiaries, develops, manufactures and markets a variety of medical products for the diagnosis and treatment of respiratory-related disorders. The Neuro Care segment, which includes the Company's Medical Data Electronics and Nicolet Biomedical subsidiaries, develops, manufactures and markets a comprehensive line of neurodiagnostic systems, as well as a line of wireless patient monitoring systems. The Specialty Medical Products segment, which includes the Company's Tecomet, Bird Life Design, Stackhouse, Inc., Corpak and Thermedics Polymer Products subsidiaries, develops, manufactures and markets critical care disposable devices and specialty products and materials for sale to original equipment manufacturers. In classifying operational entities into a particular segment the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution.


                                                  SIX MONTHS ENDED
                                                ---------------------
                                                JULY 1,       JULY 3,
(In thousands)                                    2000          1999       1999         1998           1997
--------------                                  -------       -------      ----         ----           ----
                                                     (Unaudited)

Revenues:
     Respiratory Care                          $  86,766    $  77,481    $ 184,371    $ 149,813    $ 123,600
     Neuro Care                                   59,576       54,746      116,784       97,088       88,441
     Specialty Medical Products                   29,994       29,913       57,398       59,462       55,423
                                               ---------    ---------    ---------    ---------    ---------

                                               $ 176,336    $ 162,140    $ 358,553    $ 306,363    $ 267,464
                                               =========    =========    =========    =========    =========

Income Before Provision for Income Taxes and
   Minority Interest:
     Respiratory Care                          $  10,939    $  13,886    $  30,480    $  24,536    $  24,871
     Neuro Care                                    6,630        4,863        9,304        6,931        7,260
     Specialty Medical Products                    5,705        6,534       11,832       13,044        8,317
     Corporate (a)                                  (360)        (461)        (806)      (1,324)      (1,397)
                                               ---------    ---------    ---------    ---------    ---------

     Total operating income                       22,914       24,822       50,810       43,187       39,051
     Interest and other expense, net                (889)        (291)        (698)        (896)      (1,474)
                                               ---------    ---------    ---------    ---------    ---------

                                               $  22,025    $  24,531    $  50,112    $  42,291    $  37,577
                                               =========    =========    =========    =========    =========


                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




10. BUSINESS SEGMENT INFORMATION, EXPORT REVENUES, AND CONCENTRATIONS OF RISK (CONTINUED)

(In thousands)                                1999         1998           1997
--------------                                ----         ----           ----

Total Assets:
   Respiratory Care                         $193,670      $132,133      $142,706
   Neuro Care                                142,284       147,456       127,129
   Specialty Medical Products                 39,953        39,418        38,762
   Corporate                                   4,202         1,337         3,671
                                            --------      --------      --------

                                            $380,109      $320,344      $312,268
                                            ========      ========      ========

Depreciation and Amortization:
   Respiratory Care                         $  5,979      $  4,113      $  4,266
   Neuro Care                                  4,876         4,880         4,205
   Specialty Medical Products                  2,498         2,764         3,303
                                            --------      --------      --------

                                            $ 13,353      $ 11,757      $ 11,774
                                            ========      ========      ========

Capital Expenditures:
   Respiratory Care                         $  2,988      $  2,838      $  1,049
   Neuro Care                                  2,236         1,876         1,224
   Specialty Medical Products                  1,825         2,638         1,808
                                            --------      --------      --------

                                            $  7,049      $  7,352      $  4,081
                                            ========      ========      ========


(a) Primarily general and administrative expenses.

EXPORT REVENUES
     Export revenues accounted for 24%, 27% and 25% of the Company's total revenues in 1999, 1998 and 1997, respectively.

CONCENTRATIONS OF RISK
     The Company sells its products to customers in the healthcare industry. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company.

11. EARNINGS PER SHARE

     Basic and diluted earnings per share were calculated as follows:


                                            SIX MONTHS ENDED
                                            -----------------
                                            JULY 1,   JULY 3,
(In thousands except per share amounts)       2000     1999      1999      1998      1997
---------------------------------------     -------   -------    ----      ----      ----

Net Income                                  $13,050   $14,128   $28,850   $24,334   $21,203
                                            -------   -------   -------   -------   -------

Basic and Diluted Weighted Average Shares         3         3         3         3         3
                                            -------   -------   -------   -------   -------

Basic and Diluted Earnings per Share        $ 4,350   $ 4,709   $ 9,617   $ 8,111   $ 7,068
                                            =======   =======   =======   =======   =======

                             THERMO BIOMEDICAL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



12. PROPOSED REORGANIZATION

     On January 31, 2000, Thermo Electron announced that, as part of a major reorganization plan, it plans to spin off the Company as a dividend to Thermo Electron shareholders. The distribution is subject to receipt of a favorable ruling from the Internal Revenue Service regarding the tax treatment of the spinoff, and other customary conditions. If these conditions are met, the Company expects the transaction to occur in late 2000 or in early 2001.

                                                                         ANNEX A

                      SAMPLE FORM OF INFORMATION STATEMENT
           TO BE PROVIDED TO INTERNAL REVENUE SERVICE BY STOCKHOLDERS
       Note: Attachment to 2000 federal income tax return of stockholders

     Statement of stockholders receiving a distribution of stock in Thermo Biomedical Inc. (a controlled corporation), pursuant to Treas. Reg. Section 1.355-5(b).

1. The undersigned, a stockholder owning shares of Thermo Electron Corporation as of ________ __, 2000, received a distribution of stock in a controlled corporation that qualifies under Section 355 pursuant to a private letter ruling received by Thermo Electron Corporation from the Internal Revenue Service.

2. The name and addresses of the corporations involved are:

     Thermo Electron Corporation (Distributing Corporation)
     81 Wyman Street, P.O. Box 9046
     Waltham, Massachusetts 02454-9046

     Thermo Biomedical Inc.  (Controlled Corporation)
     81 Wyman Street, P.O. Box 9046
     Waltham, Massachusetts 02454-9046

3. No stock or securities in Thermo Electron Corporation were surrendered by the undersigned.

4. ____ shares of Thermo Biomedical Inc. were received constituting only common shares in such corporation.

5. No cash or other property was received by the undersigned in connection with the distribution except for $______ representing a cash payment in lieu of fractional shares.

Stockholder


--------------------------------------------------------------------------------

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION UPON THEM.

                                  EXHIBIT INDEX


EXHIBIT NUMBER       DESCRIPTION
--------------       -----------
     3.1             Certificate of Incorporation of the Registrant
     3.2             Form of Restated Certificate of Incorporation of the Registrant
     3.3             By-laws of the Registrant
     3.4             Form of Amended and Restated By-laws of the Registrant
     3.5*            Form of Certificate of Designation for Thermo Biomedical Inc. Series A Junior
                       Participating Preferred Stock (included as Exhibit A to Exhibit 10.5)
     4.1*            Form of Common Stock Certificate of the Registrant
     4.2*            Form of Rights Certificate (included as Exhibit B to Exhibit 10.5)
     4.3*            Summary of Rights to Purchase Series A Junior Participating Preferred Stock
                     (included as Exhibit C to Exhibit 10.4)
    10.1             Form of Plan and Agreement of Distribution
    10.2*            Form of Tax Matters Agreement
    10.3*            Form of Transition Services Agreement
    10.4*            Form of Employee Benefits Agreement
    10.5*            Form of Rights Agreement
    10.6*            Form of Indemnification Agreement with Directors and Officers of the Registrant
    10.7*            Form of 2000 Equity Incentive Plan of the Registrant
    10.8*            Form of 2000 Employee Stock Purchase Plan of the Registrant
    10.9*            Form of Deferred Compensation Plan for Directors of the Registrant
    21.1*            Subsidiaries of the Registrant
    23.1             Consent of Independent Public Accountants
    27.1             Financial Data Schedule for the Fiscal Year Ended January 1, 2000
    27.2             Financial Data Schedule for the Fiscal Year Ended January 2, 1999
    27.3             Financial Data Schedule for the Fiscal Year Ended January 3, 1998
    27.4             Financial Data Schedule for the Six Months Ended July 1, 2000
    27.5             Financial Data Schedule for the Six Months Ended July 3, 1999

---------------
* To be filed by amendment.